2003 ANNUAL REPORT

Jones Lang LaSalle

What Sets Us Apart

Today's increasingly complex markets are full of challenges. As the global leader in real estate services and money management, we are uniquely qualified to interpret market conditions around the world. By consistently delivering innovative solutions and industry-leading intelligence, we put clients at the forefront of a fast-changing marketplace.

How we achieve this is what sets us apart.

We Bring an Insider's Perspective to the Market.








We Advise
Clients
Everywhere,
Every Day.


We Unearth
Opportunities
Others
Don't See.







We Set the Standard for Operational Excellence.


We Create
Value in
Unprecedented
Ways.



We are Jones Lang LaSalle.

CONTENTS

Our Points of Distinction

At Jones Lang LaSalle, we distinguish ourselves through the continual pursuit of excellence around the world. Here are a few ways in which we succeed.

1

UNPARALLELED INSIGHT AND ACCESS

With 17,300 people in more than 100 key markets around the globe, Jones Lang LaSalle is the world leader in real estate services and money management. Through our powerful combination of local market expertise, strategic leadership and intellectual capital, we help clients shape their real estate and investment decisions. One example of how we build on these strengths is our *LaSalle Asia Recovery Fund*, which has attracted major pension fund and institutional investors from the United States, Europe, the Middle East, Australia and Asia. Benefiting from Jones Lang LaSalle's integrated platform of resources and intelligence in the region, LaSalle Investment Management is successfully investing in properties across Asia Pacific to achieve the appropriate level of return for investors in this groundbreaking fund.

2

THE COMPANY WE KEEP

We build our business around long-term client relationships. We focus on gaining competitive advantage and creating lasting value for each of our client partners around the globe by cultivating relationships that uncover opportunities for growth and profitability. In 2003, our European Capital Markets team carried out sales, acquisitions and finance transactions across Europe involving €13.1 billion of assets (U.S. $16.0 billion)—more than any other real estate services organization. In this highly competitive arena, we build and sustain enduring relationships that result in repeat business from such prestigious clients as The Blackstone Group, Deka Immobilien Investment, Hammerson plc, Rodamco Europe and Scottish Widows Investment Partnership.

3

INDUSTRY-LEADING THINK TANK

Research underpins our business. Conducted by 150 professionals in 36 countries, our research and insight provide unique advantages to clients, helping them stay ahead of emerging trends in world markets. Through such projects as the *Global Real Estate Transparency Index*, we help clients navigate the complexities of cross-border opportunities in more than 50 countries. Our ongoing *World Winning Cities* initiative serves as an industry-leading barometer for clients, directing them to budding markets and real estate opportunities. In 2003, this program identified 24 Urban Rising Stars based on such market indicators as technology, environment and economy. Groundbreaking research projects like these enable us to advise leading companies such as DBS Bank, The Executive Centre, Grosvenor and Microsoft, as well as local government agencies like the Guangzhou Land Development Centre.

4

CREATIVE SOLUTIONS TO COMPLEX CHALLENGES

The world's top global businesses know they can count on us to deliver operational excellence throughout our business to drive greater cost savings, efficiencies and service delivery in theirs. Consumer products powerhouse Procter & Gamble reaffirmed our special expertise in this area when it outsourced the management of its entire general office and technical center facilities, as well as its project management operation, to us in 2003—a contract spanning 60 countries on five continents. We were selected for our global scale, cultural fit, state-of-the-art technologies, highly integrated transition teams and the career opportunities we offered their outsourced facilities staff. We are quickly streamlining this complex operation around the world, demonstrating our unique ability to adapt and respond to customer needs in real time.

5

STRUCTURED AND FOCUSED FOR CLIENT GROWTH

Jones Lang LaSalle offers a wide range of integrated services to meet the diverse needs of clients worldwide. We deliver specialized, industry-leading solutions to corporate, institutional, government, higher education, retail, residential, mixed-use urban redevelopment, hotel, health care, and leisure and entertainment projects. We are awarded many of the world's most prestigious assignments. The Port Authority of New York and New Jersey selected us to serve as its advisor on the redevelopment of the former World Trade Center site, which includes transportation, infrastructure, retail and occupancy planning. We completed the largest, agency-negotiated real estate transaction in Australia—the recent A$610 million (U.S. $450 million) sale of a 50-percent interest in three regional shopping centers. Moreover, our Hotels division was recently selected to serve as a real estate advisor to the Savoy Group on the sale of Claridge's, the prestigious, 203-room luxury hotel in London.

6

INTEGRATED RESOURCES, OPTIMIZED RESULTS

Jones Lang LaSalle consistently provides integrated services that meet the increasingly complex real estate needs of clients around the world. We constantly blend resources in order to maximize value for our clients. Our efforts on the Watergate 600 building in Washington, D.C., are a prime example of integration at work. After LaSalle Investment Management acquired the property in 1999, our Project and Development Services team managed significant renovations to the asset, while Leasing and Management worked to extend tenant leases. Following four years of extensive capital improvements, our Capital Markets team sold the building at premium pricing, generating a 37-percent return on investment.

Financial Highlights


TOTAL REVENUE
EARNINGS
EBITDA
NET DEBT AND CASH

Selected Financial Data for Jones Lang LaSalle Incorporated (unaudited)

IN THOUSANDS, EXCEPT SHARE DATA	2001	2002	2003
Total revenue	$ 905,449	862,571	**949,845**
Compensation and benefits	545,609	543,003	**612,354**
Operating, administrative and other	222,229	212,877	**234,000**
Depreciation and amortization	47,420	37,125	**36,944**
Non-recurring and restructuring charges	77,232	14,871	**4,361**
Total operating expenses	892,490	807,876	**887,659**
Operating income	12,959	54,695	**62,186**
Net earnings (loss)	$ (15,411)	27,110	**36,065**
Diluted earnings (loss) per common share	$ (0.51)	0.85	**1.12**
EBITDA	$ 59,767	90,722	**99,130**
Cash	10,446	13,654	**63,105**
Euro Notes	146,768	173,068	**207,816**
Other Debt	76,118	41,940	**3,592**
Net Debt and Cash	$ 212,440	201,354	**148,303**

Notes: The financial highlights on these pages should be read in conjunction with our consolidated financial statements and related notes and "Management's Discussion and Analysis of Financial Condition and Results of Operations" included in our Annual Report on Form 10-K for the year ended December 31, 2003.

Beginning in 2002, certain amounts were reclassified to revenue as opposed to being shown as a reduction of expenses. These reclassifications amounted to $23.8 million, $34.8 million and $43.2 million for the years ended December 31, 2001, 2002 and 2003, respectively. Due to the necessity to reconfigure reporting systems in our Asia Pacific business, amounts were not available for the year ended December 31, 2001.

EBITDA represents earnings before interest expense, income taxes, depreciation and amortization, and excludes Minority Interests in EBITDA.

EBITDA also excludes the cumulative effect of changes in accounting principles. For the twelve months ended December 31, 2002, EBITDA also excludes the extraordinary gain on the acquisition of Minority Interest. Management believes that EBITDA is useful to investors as a measure of operating performance, cash generation and ability to service debt. EBITDA is also used in the calculation of certain covenants related to our revolving credit facility. However, EBITDA should not be considered an alternative to (i) net income (loss) (determined in accordance with GAAP), (ii) cash flows (determined in accordance with GAAP), or (iii) liquidity.

Reconciliation from operating income to EBITDA:

IN THOUSANDS	2001	2002	2003
Operating income (loss)	$ 12,959	54,695	**62,186**
Plus: Depreciation and amortization	47,420	37,125	**36,944**
Less: Minority Interests in EBITDA	612	1,098	—
EBITDA	$ 59,767	90,722	**99,130**

Letter from the Chairman

TO OUR SHAREHOLDERS:

The theme of this year's Annual Report, "What Sets Us Apart," articulates the qualities that distinguish Jones Lang LaSalle from our competitors as we serve our clients, our shareholders and our people.

WHAT SETS US APART

We have designed our business model to create value for each of our stakeholder groups. Our local knowledge of global real estate and capital markets delivers value to our clients by helping them use real estate to serve their broader business and financial goals. The value we add for clients strengthens our ability to expand our own business and improve profitability and shareholder returns. Our success in serving our clients and shareholders creates value for our employees by enhancing their careers with new and more challenging responsibilities and opportunities.

Five differentiating drivers contribute to the Jones Lang LaSalle value creation model: integrated global services, industry-leading research, an account management focus, operational excellence and the strength of the Jones Lang LaSalle brand. We put these value drivers to work each and every day for our clients, building our own business in the process.

Our proven ability to deliver integrated services globally to companies like Procter & Gamble, for example, contributed to Royal Dutch/Shell's decision to select us as its global real estate advisor. Building on our groundbreaking research project, *World Winning Cities,* which identifies emerging market trends for our clients, we developed the *Global Real Estate Transparency Index* to help clients make sound occupancy and investment decisions in markets—emerging or mature, opaque or transparent—throughout the world.



Our focus on account management, coupled with our reputation for operational excellence, encouraged Cisco Systems to expand our relationship, asking us to provide facilities management services in 10 Asia Pacific countries. The Jones Lang LaSalle brand aggregates and summarizes these qualities, positioning us as the "firm of choice" in our industry.

Our 2003 performance and the encouraging prospects for the remainder of 2004 demonstrate the potential power of our value drivers.

CHRIS PEACOCK

EARLY IN JANUARY 2004, CHRIS PEACOCK REACHED THE PERSONAL DECISION TO STEP DOWN AS JONES LANG LASALLE'S GLOBAL CHIEF EXECUTIVE OFFICER TO DEVOTE MORE TIME TO HIS FAMILY. THE BOARD OF DIRECTORS, JOINED BY CHRIS'S COLLEAGUES THROUGHOUT THE FIRM, THANK HIM FOR HIS MORE THAN 30 YEARS OF SERVICE TO OUR COMPANY. WE RESPECT HIS DECISION, WILL MISS HIS TALENT AND LEADERSHIP, AND WISH CHRIS WELL IN THE FUTURE.

2003 FINANCIAL HIGHLIGHTS

Our 2003 net income of $36 million, or $1.12 per diluted share, on revenues of $950 million improved strongly from the 2002 results of $27 million in net income, or $0.85 per diluted share, on $863 million of revenues. Earnings before interest, taxes, depreciation and amortization (EBITDA) were $99 million in 2003, up from $91 million in the previous year.

Continued strong business cash flows in 2003 enabled us to pay down the firm's credit facilities by $38 million from 2002 levels, and to increase cash on our balance sheet by $49 million. We also repurchased 400,000 shares of our stock to offset dilution from employee stock incentive plans, which align our employees' objectives with those of our shareholders. Over the past two years, we have repaid almost $125 million of debt. As a result, we are well positioned to refinance our 9-percent Eurobonds, which are first callable in June 2004.

We believe our fiscal discipline has served us well during the challenging economic climate of recent years and will continue to benefit us as economic conditions improve.

OUTLOOK FOR 2004

Three months into 2004, the general outlook is encouraging. In the United States, growth in gross domestic product is expected to remain healthy throughout the year. We anticipate that this growth will stimulate the job creation needed to spark occupier activity in real estate markets. At the same time, we see low interest rates continuing to support high levels of real estate investment.

The strength of the U.S. economy, in turn, remains a key factor supporting the economic optimism evident today in Asia Pacific, particularly in Hong Kong, Australia, China and India. We also believe our integrated real estate services and money management platform will allow us to increase our market share in Japan. The situation in Europe remains more complex. Overall, we expect weak, but positive, growth in Europe during 2004. Encouraging signs in the UK, Spain and Sweden are tempered by more difficult conditions in France, Germany and the Netherlands. In addition, cross-border investment remains strong, a positive sign for our European Capital Markets activities.

Against this economic backdrop, the business momentum we gained in 2003 and the backlog we have built for 2004 cause us to anticipate continued improvements in operational performance and profitability this year.

CEO SEARCH

With Chris Peacock's resignation, I stepped back into the chief executive role on a full-time basis while the Board of Directors completes a comprehensive worldwide search to identify a permanent CEO. We anticipate that the process should take about six months to complete. Our goal is to select our new CEO by the beginning of the third quarter, although we will take however long is necessary to select the best individual for this critical position. In the meantime, the depth of our executive and business teams around the world ensures that our day-to-day operations will remain strong.

A NOTE OF THANKS

The past year marked the retirement of Robin Broadhurst, a loyal and long-standing colleague. An International Director who most recently served the firm as European Chairman, Robin represented, for all of us around the world, the perfect definition of a "trusted advisor." On a personal note, I have valued his counsel, enjoyed his friendship and appreciate his many contributions to the firm.

Finally, I want to acknowledge the role that all my colleagues at Jones Lang LaSalle have played to serve our clients and build our business, while weathering the challenging business conditions of the past three years. Thanks to their efforts, we are a stronger, better positioned and more capable and competitive company than ever before. Relying on their skills and experience, we approach 2004 and beyond with optimism and determination, intent on demonstrating and advancing the qualities that set us apart.

Sincerely,

STUART L. SCOTT
CHAIRMAN, PRESIDENT AND
CHIEF EXECUTIVE OFFICER
MARCH, 2004

Global Markets

AMERICAS (5 COUNTRIES, 43 MARKETS)

Atlanta, Austin, Baltimore, Buenos Aires, Chicago, Cincinnati, Cleveland, Columbus, Dallas, Denver, Detroit, Ft. Lauderdale, Hartford, Houston, Los Angeles, McLean (Virginia), Mexico City, Miami, Minneapolis, Monterrey (Mexico), Montreal, New Jersey, New Orleans, New York, Orange County, Orlando, Ottawa, Philadelphia, Phoenix, Pittsburgh, Portland (Oregon), Rio de Janeiro, Sacramento, St. Louis, Salt Lake City, San Diego, San Francisco, Saõ Paulo, Seattle, Tampa, Toronto, Vancouver, Washington, D.C.

ASIA PACIFIC (13 COUNTRIES, 26 MARKETS)

Adelaide, Auckland, Bangalore, Bangkok, Beijing, Brisbane, Canberra, Chennai, Guangzhou, Hong Kong, Johor Bahru*, Kuala Lumpur*, Jakarta, Manila, Melbourne, Mumbai, New Delhi, Penang*, Perth, Seoul, Shanghai, Singapore, Sydney, Taipei, Tokyo, Wellington

EUROPE (17 COUNTRIES, 39 MARKETS)

Amsterdam, Antwerp, Barcelona, Berlin, Birmingham, Brussels, Budapest, Dublin, Düsseldorf, Edinburgh, Eindhoven, Frankfurt, Glasgow, Gothenburg, Grenoble, The Hague, Hamburg, Leeds, Lisbon, London, Luxembourg, Lyon, Madrid, Malmö, Manchester, Milan, Moscow, Munich, Norwich, Paris, Prague, Rotterdam, Seville, Stockholm, Tel Aviv, Utrecht, Valencia, Warsaw, Wiesbaden

*Services in Malaysia are provided through a strategic alliance with Jones Lang Wootton Malaysia.



Board of Directors & Executive Officers

BOARD OF DIRECTORS

Stuart L. Scott
Chairman, President and
Chief Executive Officer
Jones Lang LaSalle Incorporated

Henri-Claude de Bettignies
Professor
European Institute of Business
Administration (INSEAD) and
Stanford University
Graduate School of Business

Darryl Hartley-Leonard
Chairman and
Chief Executive Officer
PGI, Inc.

Sir Derek Higgs
Chairman
Partnerships UK plc

Sheila A. Penrose
President
The Penrose Group

Peter C. Roberts
Chief Executive Officer
Jones Lang LaSalle, Americas

Jackson P. Tai
Vice Chairman and
Chief Executive Officer
DBS Bank

Thomas C. Theobald
Managing Director
William Blair Capital Partners

COMMITTEES OF THE BOARD OF DIRECTORS

Audit Committee
Messrs. Higgs (Chair), de Bettignies, Hartley-Leonard, and Ms. Penrose

Compensation Committee
Messrs. Theobald (Chair), de Bettignies, Higgs, Tai

Nominating and Governance Committee
Ms. Penrose (Chair), and Messrs. de Bettignies, Hartley-Leonard, Higgs, Tai, Theobald

GLOBAL EXECUTIVE COMMITTEE

Stuart L. Scott
Chairman, President and
Chief Executive Officer

Peter A. Barge
Chief Executive Officer
Asia Pacific

Lauralee E. Martin
Chief Financial Officer

Robert S. Orr
Chief Executive Officer
Europe

Peter C. Roberts
Chief Executive Officer
Americas

Lynn C. Thurber
Chief Executive Officer
LaSalle Investment Management

ADDITIONAL CORPORATE OFFICERS

Brian P. Hake
Global Treasurer

Molly A. Kelly
Chief Marketing and
Communications Officer

Mark J. Ohringer
Global General Counsel and
Corporate Secretary

Nazneen Razi
Chief Human Resources Officer

Nicholas J. Willmott
Global Controller

Company Information

Operational Headquarters
Jones Lang LaSalle Group
22 Hanover Square
London W1A 2BN
tel +44 20 7493 6040
fax +44 20 7408 0220

Holding Company Headquarters
Jones Lang LaSalle Incorporated
200 East Randolph Drive
Chicago Illinois 60601
tel +1 312 782 5800
fax +1 312 782 4339

Regional Headquarters

Americas
200 East Randolph Drive
Chicago Illinois 60601
tel +1 312 782 5800
fax +1 312 782 4339

Europe
22 Hanover Square
London W1A 2BN
tel +44 20 7493 6040
fax +44 20 7408 0220

Asia Pacific
9 Raffles Place
#39-00 Republic Plaza
Singapore 048619
tel +65 6220 3888
fax +65 6438 3360

Transfer Agent and Registrar
Mellon Investor Services
85 Challenger Road
Ridgefield Park, NJ 07760
tel +1 888 213 0965

Euro Notes Trustee, Principal Paying Agent, Registrar and Transfer Agent
The Bank of New York
101 Barclay Street
New York, New York 10286
30 Cannon Street
London EC4M 6XH

Euro Notes Listing Agent and Luxembourg Paying and Transfer Agent
Kredietbank S.A. Luxembourgeoise
43, Boulevard Royal
L-2955 Luxembourg

Investor Relations
Requests for the 2003 Jones Lang LaSalle Annual Report on Form 10-K (which will be provided free of charge) and other inquiries from investors should be directed to:

Jones Lang LaSalle Incorporated
Investor Relations Department
200 East Randolph Drive
Chicago Illinois 60601
tel +1 312 782 5800
www.joneslanglasalle.com

Independent Auditors
KPMG LLP
303 East Wacker Drive
Chicago IL 60601

Common Share Market Prices
Jones Lang LaSalle's common stock is listed on the New York Stock Exchange (NYSE) under the ticker symbol JLL.

Following are the high and low sales prices of our common stock for 2003 and 2002:

2003	High	Low
1Q	$ 16.01	$ 12.90
2Q	$ 17.43	$ 13.52
3Q	$ 18.91	$ 15.75
4Q	$ 21.50	$ 18.00

2002	High	Low
1Q	$ 22.85	$ 16.74
2Q	$ 24.80	$ 21.75
3Q	$ 24.70	$ 18.60
4Q	$ 21.49	$ 14.04

Cautionary Note Regarding Forward-Looking Statements
Certain statements in this Annual Report may constitute forward-looking statements that involve known and unknown risks, uncertainties and other factors, which may cause Jones Lang LaSalle's actual results to be materially different from any future results implied by such forward-looking statements. Please see our 2003 Form 10-K for a discussion of such risks, uncertainties and other factors.

Jones Lang LaSalle Code of Business Ethics
Jones Lang LaSalle stands for uncompromising integrity and the highest ethical conduct. We are proud of, and are determined to protect and enhance, the global reputation we have established. In a service business such as ours, the integrity that our brand represents is one of our most valuable assets. The Jones Lang LaSalle Code of Business Ethics, which may be found on our website, contains the ethics policies that everyone who does business on behalf of our firm must follow. Reports of possible violations of our Code of Business Ethics may be made to our Ethics Hotline at +1 877 540 5066.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

Annual Report Pursuant to Section 13 or 15(d)
of the Securities Act of 1934

For the fiscal year ended December 31, 2003 Commission File Number 1-13145

JONES LANG LASALLE INCORPORATED
(Exact name of registrant as specified in its charter)

Maryland	**36-4150422**
(State of organization)	(I.R.S. Employer Identification No.)
200 East Randolph Drive, Chicago, IL	**60601**
(Address of principal executive office)	(Zip Code)

Registrant's telephone number, including area code 312/782-5800

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered
Common Stock ($.01 par value)	New York Stock Exchange

Securities registered pursuant to Section 12(g) of the Act: None

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes [X] No [ ]

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K [ ]

Indicate by check mark whether the registrant is an accelerated filer (as defined in Rule 12b-2 of the Exchange Act). Yes [X] No [ ]

The aggregate market value of the voting stock (common stock) held by non-affiliates of the registrant as of the close of business on June 30, 2003 was $470,346,740.

The number of shares outstanding of the registrant's common stock (par value $0.01) as of the close of business on March 5, 2004 was 31,858,195, which includes 700,000 shares held by a subsidiary of the registrant.

Portions of the Registrant's Proxy Statement for its 2004 Annual Meeting of Shareholders to be held on May 27, 2004 are incorporated by reference in Part III of this report.

Table of Contents

Part I

Item 1. Business

Company Overview

Jones Lang LaSalle Incorporated ("Jones Lang LaSalle", which may be referred to as we, us, our, the Company or the Firm) was incorporated in 1997. Its operations presently include the businesses previously known as LaSalle Partners (founded in 1968) and Jones Lang Wootton (founded in 1783). We are the global leader in real estate services and money management. We serve our clients' real estate needs locally, regionally and globally from offices in over 100 markets in 34 countries on five continents, with approximately 17,300 employees, including approximately 9,200 directly reimbursable property maintenance employees. Our services include: outsourcing; space acquisition and disposition (tenant representation); facilities and property management; project and development management services; consulting; agency leasing; buying and selling properties; corporate finance; capital markets; hotel advisory; and valuations. We also provide real estate money management on a global basis for both public and private assets through LaSalle Investment Management. Our services are enhanced by our integrated global business model, industry leading research capabilities, account management focus and operational excellence.

We have grown by expanding both our client base and the range of our services and products, as well as through a series of strategic acquisitions and a merger. Our extensive global platform and in-depth knowledge of local real estate markets enable us to serve as a single source provider of solutions for our clients' full range of real estate needs. We solidified this network of services around the globe through the merger of the businesses of the Jones Lang Wootton companies ("JLW") with those of LaSalle Partners Incorporated ("LaSalle Partners") effective March 11, 1999.

Jones Lang LaSalle History and Recent Activities

Prior to our incorporation in Maryland on April 15, 1997 and our initial public offering (the "Offering") of 4,000,000 shares of common stock on July 22, 1997, Jones Lang LaSalle conducted business as LaSalle Partners Limited Partnership and LaSalle Partners Management Limited Partnership (collectively, the "Predecessor Partnerships"). Immediately prior to the Offering, the general and limited partners of the Predecessor Partnerships contributed all of their partnership interests in the Predecessor Partnerships in exchange for an aggregate of 12,200,000 shares of common stock.

In October 1998, we acquired all of the common stock of the COMPASS group of real estate service companies (collectively referred to as "COMPASS") from Lend Lease Corporation Limited. The acquisition of COMPASS made us the largest property management services company in the United States and expanded our international presence into Australia and South America.

On March 11, 1999, LaSalle Partners merged its business with that of JLW and changed its name to Jones Lang LaSalle Incorporated. In connection with the merger, we issued 14.3 million shares of common stock and paid cash consideration of $6.2 million.

Our Value Model - Performing Consistently and Maximizing Growth


OCCUPIERS
Real Estate Occupier Services
- Outsourcing
- Tenant Representation
- Facilities Management
- Project & Development Services
- Consulting
Real Estate Money Management
- Global Investment Capability
- Institutional/Retail Capital
- Direct and Indirect Vehicles
- Private & Public
- Income, Value-Add & Opportunistic Investments
Real Estate Capital Markets
- Investment Banking
- Corporate Finance
- Acquisitions & Dispositions
- Financial Restructuring
- Debt & Equity Raising
- Hotel Advisory
Real Estate Investor Services
- Leasing
- Property Management
- Project & Development Services
- Consulting
- Valuations
- Property Auctions
INVESTORS
VALUE DRIVERS
Integrated Global Services
Research
Account Management
Operational Excellence
Strong Brand
VALUE CREATION
▪ Clients
▪ Employees
▪ Shareholders

Articulating our range of services and approach to business, our Value Model offers a graphical definition of our mission:

> To deliver exceptional strategic, fully integrated services and solutions for real estate owners, occupiers and investors worldwide.

The model describes how we serve clients with four broad sets of services:

- Real Estate Money Management,
- Real Estate Investor Services,
- Real Estate Capital Markets, and
- Real Estate Occupier Services.

We believe this combination of services, skills and expertise sets us apart from our competitors. Consultancy practices typically do not share our implementation capability and market awareness. Investment banking and investment management competitors generally possess neither our local market knowledge nor our real estate service capabilities. Traditional real estate firms lack our financial expertise and experience.

Five key value drivers distinguish our business activities (see "Competitive Advantages" below):

- our integrated global service platform,
- the quality and worldwide reach of our research function,
- our focus on account management as a means to provide superior client service,
- our reputation for operational excellence as measured by best practices and the skills and experience of our people, and
- the strength of our brand.

Our business model is designed to create value: for our clients, our shareholders and our employees. Based on our established presence in, and intimate knowledge of real estate and capital markets worldwide, and supported by our investments in thought leadership, we believe that we create value for clients by addressing not only their real estate needs, but also their broader business, strategic, operating and financial goals. We believe that the ability to create and deliver value drives our own ability to grow our business and improve profitability and shareholder value. In doing so, we enable our people to demonstrate their technical competence and advance their careers by taking on new and increasing responsibilities as our business expands.

Business Segments

We manage our business along a combination of functional and geographic lines. We report our operations as four business segments: (i) Investment Management, which offers Real Estate Money Management services on a global basis, and the three geographic regions of Investor and Occupier Services ("IOS"): (ii) Americas, (iii) Europe and (iv) Asia Pacific, each of which offers our full range of Real Estate Investor Services, Real Estate Capital Markets and Real Estate Occupier Services. The Investment Management segment provides Real Estate Money Management services to institutional investors and high-net-worth individuals. The IOS business consists primarily of tenant representation and agency leasing, capital markets and valuation services (collectively "implementation services") and property management, facilities management services, project and development management services (collectively "management services"). For financial information and a discussion of the operating performance of each segment, refer to "Management's Discussion and Analysis of Financial Condition and Results of Operations and Notes to Consolidated Financial Statements".

Value Delivery - IOS Americas, Europe and Asia Pacific

To address the local, regional and global needs of real estate investors and occupiers, we provide a full range of integrated property, project management and transaction services in our regional operating segments of the Americas, Europe and Asia Pacific. Services are delivered through multiple delivery teams.

Agency Leasing Services executes marketing and leasing programs on behalf of investors, developers, property companies and public bodies to secure tenants and negotiate leases with terms that reflect our client's best interests. In 2003 we completed approximately 8,000 agency leasing transactions representing approximately 63 million square feet of space.

Agency leasing fees are typically based on a percentage of the value of the lease revenue commitment for leases consummated.

Property Management Services provides on-site management services to real estate investors for office, industrial, retail and specialty properties. We seek to leverage our market share and buying power to deliver superior service for clients. Our goal is to enhance our clients' property values through aggressive day-to-day management focused on maintaining high levels of occupancy and tenant satisfaction, while lowering property operating costs. During 2003 we provided on-site Property Management Services for office, retail, mixed-use and industrial properties totaling approximately 505 million square feet.

Property management services are typically provided by an on-site general manager and staff who are supported by regional supervisory teams and central resources in such areas as training, technical and environmental services, accounting, marketing and human resources. Our general managers are responsible for property management activities, client satisfaction and financial results. They are not compensated by fees or commissions, but through a combination of base salary and performance bonus that is directly linked to results produced for clients. Increasingly, management agreements provide for incentive compensation relating to operating expense reductions, gross revenue or occupancy objectives, or tenant satisfaction levels. Consistent with industry custom, management contract terms typically range from one to three years, but may be canceled at any time following a short notice period, usually 30 to 60 days.

Project and Development Services units provide a variety of services--including interior build-out and conversion management, move management and strategic occupancy planning services--to tenants of leased space, owners in self-occupied buildings and owners of real estate investments. Project and Development Management Service units frequently manage relocation and build-out initiatives for clients of our Property Management Services, Corporate Property Services and Tenant Representation Services units. Project and Development Management Services will also manage all aspects of development and renovation of commercial projects for our clients. During 2003 we continued to expand this service to the public sector, particularly to the military services and educational institutions.

Project and Development Services units are typically compensated on the basis of negotiated fees. Client contracts are typically multi-year in duration and may govern a number of discrete projects, with individual projects being completed in less than one year.

Valuation Services provides clients with professional valuation services, helping them determine accurate values for office, retail, industrial and mixed-use properties. Such services may involve valuing a single property or a global portfolio of multiple property types. Valuations, which typically involve commercial property, are completed for a variety of purposes including acquisitions, dispositions, debt and equity financings, mergers and acquisitions, securities offerings and privatization initiatives. Clients include occupiers, investors and financing sources from the public and private sectors. Our valuation specialists provide valuation services to clients in nearly every developed country. During 2003 we performed over 26,500 valuations of properties with an aggregate value of approximately $254 billion.

Compensation for valuation services is generally negotiated for each assignment based on its scale and complexity, and typically relates in part to the value of the underlying assets.

Capital Markets Services includes institutional property sales and acquisitions, real estate financings, private equity placements, portfolio advisory activities, and corporate finance advice and execution. Combining local market knowledge with our access to global capital sources, the Capital Markets Services unit provides clients with superior execution in raising capital for their real estate assets. By researching, developing and introducing innovative new financial products and strategies, our Capital Markets Services units are integral to the business development efforts of our other businesses. In 2003 we completed institutional property sales and acquisitions, debt financings and equity placements on assets and portfolios valued at approximately $18 billion.

Capital Markets Services units are typically compensated on the basis of the value of transactions completed or securities placed. In certain circumstances, we receive retainer fees for portfolio advisory services.

Tenant Representation Services seeks to develop strategic alliances with clients to deliver ongoing assistance to meet their real estate needs and to help clients evaluate and execute transactions to meet their occupancy requirements. We assist clients by defining space requirements, identifying suitable alternatives, recommending appropriate occupancy solutions and negotiating lease and ownership terms with third parties. We seek to help our clients lower real estate costs, minimize real estate occupancy risks, improve occupancy control and flexibility, and create more productive office environments. We employ a multidisciplinary approach to develop occupancy strategies linked to our clients' core business objectives. In 2003 we completed over 2,800 tenant representation transactions involving approximately 49 million square feet.

Compensation for Tenant Representation Services is generally determined on a negotiated fee basis. Such fees often involve performance measures related to targets that we and our clients establish prior to engagement or, in the case of strategic alliances, at annual intervals thereafter. Quantitative and qualitative measurements are used to assess performance relative to these goals, and we are compensated accordingly, with incentive fees often awarded for superior performance.

Corporate Property Services provides comprehensive portfolio and property management ("facilities management") services to corporations and institutions that outsource the management of their occupied real estate. Properties under management range from corporate headquarters to industrial complexes. During 2003, the Corporate Property Services units provided facilities management services for approximately 220 million square feet of real estate. Our target clients typically have large portfolios (usually over one million square feet) that offer significant opportunities to reduce costs and improve service delivery. Performance measures are generally developed to quantify progress made toward mutually determined goals and objectives. Depending on client needs, the Corporate Property Services units, either alone or partnering with other business units, provide services that include portfolio planning, property management, leasing, tenant representation, acquisition, finance, disposition, project management, development management and land advisory services.

The Corporate Property Services units are compensated on the basis of negotiated fees that are typically structured to include a base fee and performance bonus. We base performance bonus compensation on a quantitative evaluation of progress toward performance measures and regularly scheduled client satisfaction surveys. Corporate Property Services agreements are typically three to five years in duration but are cancelable at any time upon a short notice period, usually 30 to 60 days, as is typical in the industry.

Strategic Consulting provides clients with specialized, value-added real estate consulting services and strategies in such areas as mergers and acquisitions, privatization, development and asset strategy, occupier portfolio strategy, organizational strategy and work-process design. Strategic Consulting professionals focus on translating global best practices into local real estate solutions for clients.

Value Delivery - Real Estate Money Management

Our global real estate money management business, a member of the Jones Lang LaSalle group, operates under the name of LaSalle Investment Management. LaSalle Investment Management shapes its strategy around three priorities:

- developing and executing customized investment strategies that meet the specific investment objectives of each of our clients,
- providing superior investment performance, and
- delivering uniformly high levels of services.

We provide real estate money management services to institutional investors and high net-worth individuals. We seek to establish and maintain relationships with sophisticated investors who value our global platform and extensive local market knowledge. As of December 31, 2003, LaSalle Investment Management managed approximately $23 billion of public and private real estate assets, making us one of the world's largest managers of institutional capital invested in real estate assets and securities.

LaSalle Investment Management serves clients with a broad range of real estate investment products and services in the public and private capital markets. These products and services are designed to meet the differing strategic, risk/return and liquidity requirements of individual clients. LaSalle Investment Management offers its clients a range of investment alternatives, including private investments in multiple real estate property types (e.g., office, retail, industrial and residential), either through investment funds that LaSalle Investment Management manages or through single client account relationships ("separate accounts"). We also offer public indirect investments, primarily in publicly traded Real Estate Investment Trusts ("REITs") and other real estate equities.

We believe the success of our money management business comes from our industry-leading research capabilities, innovative investment strategies, global presence and local market knowledge, and a strong client focus. We maintain an extensive real estate research department whose dedicated professionals monitor real estate and capital market conditions around the world to enhance current investment decisions and identify future opportunities. In addition to drawing on public sources for information, our research department utilizes the extensive local presence of Jones Lang LaSalle professionals throughout the world to gather and share proprietary insight into local market conditions.

The investment and capital origination activities of our money management business have grown increasingly global. As of December 31, 2003, 55% of LaSalle Investment Management's assets under management were invested outside the United States. We expect money management activities outside the United States, both fund raising and investing, to increase as a proportion of total capital raised and invested, and we see a growing trend of cross-border capital movement.

Private Investments in Real Estate Properties. To serve our money management clients, LaSalle Investment Management oversees the acquisition, management, leasing, financing and divestiture of real estate investments across a broad range of real estate property types. LaSalle Investment Management introduced its first institutional investment fund in 1979 and currently has a series of commingled investment funds, including six funds that invest in assets in the United States, four funds that invest in assets located in continental Europe and one fund that invests in assets in Asia Pacific. LaSalle Investment Management also maintains separate account relationships with investors for whom LaSalle Investment Management manages private real estate investments. As of December 31, 2003 LaSalle Investment Management had approximately $19 billion in assets under management in these funds and separate accounts.

Some investors prefer to partner with money managers willing to co-invest their own funds in order to more closely align the interests of the investor and the investment manager. We believe that our ability to co-invest funds alongside the investments of clients' funds will continue to be an important factor in maintaining and continually improving our competitive position. We also believe that our co-investment strategy will greatly strengthen our ability to continue to raise capital for new investment funds. By creating new investment funds, and thereby increasing assets under management, we also gain the opportunity to provide additional services related to the acquisition, financing, property management, leasing and disposition of such assets. At December 31, 2003, we had a total of $71 million of investments in, and loans to, co-investments.

LaSalle Investment Management conducts its operations with teams of professionals dedicated to achieving specific client objectives. LaSalle Investment Management establishes investment committees within each region whose members have specialized knowledge applicable to underlying investment strategies. These committees must approve all investment decisions for private market investments. The investment committee approval process is employed for LaSalle Investment Management's investment funds and for all separate account relationships.

LaSalle Investment Management is generally compensated for money management services for private equity investments based on initial capital invested and managed, with additional fees tied to investment performance above benchmark levels. The terms of contracts vary by the form of investment vehicle involved and the type of service provided. Our investment funds have various life spans, typically ranging between five and ten years. Separate account advisory agreements generally have three-year terms with "at will" termination provisions and may include compensation arrangements that are linked to the market value of the assets under management.

Investments in Public Equity and Debt Securities. LaSalle Investment Management also offers clients the ability to invest in separate accounts focused on public real estate equity and debt securities. LaSalle Investment Management invests the capital of these clients principally in publicly traded securities of REITs and property company equities. As of December 31, 2003, LaSalle Investment Management had approximately $4 billion of assets under management in these types of investments. LaSalle Investment Management is typically compensated by securities investment clients on the basis of the market value of assets under management.

Competitive Advantages

We believe that the five value drivers articulated in the Jones Lang LaSalle Value Model create several competitive advantages that have established us as a leader in the real estate services and real estate money management industries.

Integrated Global Services. By offering a wide range of high quality, complementary services, we can combine our services to develop and implement real estate strategies that meet the increasingly complex needs of our clients. We also believe that we have secured an established business presence in the world's principal real estate markets, with the result that we can grow revenues without a substantial increase in infrastructure costs. With offices in over 100 markets in 34 countries on five continents, we have in-depth knowledge of local and regional markets and can provide a full range of real estate services around the globe. This geographic coverage positions us to serve our multinational clients and manage investment capital on a global basis. In addition, our cross-selling potential across geographies and product lines creates revenue sources for multiple business units within Jones Lang LaSalle.

Industry-leading Research. We invest in and rely on comprehensive top-down and bottom-up research to support and guide the development of real estate and investment strategy. Our Global Research Committee oversees and coordinates the activities of more than 150 research professionals who cover market and economic conditions in 36 countries around the world. Jones Lang LaSalle produces more than 300 research publications annually. Research also plays a key role in keeping colleagues throughout the organization attuned to important events and changing conditions in world markets. Dissemination of this information to colleagues is facilitated through our company-wide intranet.

Account Management. We believe that our ability to deliver superior service to our clients is supported by our ongoing investments in Account Management and Client Relationships Management. Our goal is to provide each client with a single point of contact at our firm, an individual who is answerable to, and accountable for, all the activities we undertake for the client.

To institutionalize our Account Management orientation, we developed Total Performance Management, a business philosophy that promotes a standard of excellence in relationships with clients and colleagues. While TPM draws from established practices of top-performing organizations, it is unique to Jones Lang LaSalle. Superior client service is furthered through best practices in Client Relationship Management, the practice of soliciting and acting upon regular client feedback, and recognizing each clients' definition of excellence.

Our client-driven focus enables us to develop long-term relationships with real estate investors and occupiers. By developing these relationships, we are able to generate repeat business and create recurring revenue sources. In many cases we establish strategic alliances with clients whose ongoing service needs mesh with our ability to deliver fully integrated real estate services across multiple business units and office locations. Our relationship focus is supported by an employee compensation system that we believe is unique in the real estate industry. We compensate our professionals through a salary and bonus plan designed to reward client relationship building, teamwork and quality performance, rather than on a commission basis, which is typical in the industry.

Operational Excellence. We believe that our investments in research, technology, people and innovation enable us to develop, share and continually evaluate best practices across our global organization. As a result, we believe that we are able to deliver the same, consistently high levels of client service and operational excellence wherever our clients' real estate investment and services needs take them.

Based on our general industry knowledge and specific client feedback, we believe we are recognized as an industry leader in technology. We possess the capability to provide sophisticated information technology systems on a global basis to serve our clients and support our employees. For example, the purpose of Delphi+, our client extranet technology, is to provide clients with a detailed and comprehensive insight into their portfolios, the markets in which they operate and the services we provide to them. Delphi, our intranet technology, offers our employees easy access to the firm's thinking regarding our experience, skills and best practices.

We believe that our investments in research, technology, people and thought leadership position our firm as a leading innovator in our industry. Major research initiatives, like our "World Winning Cities" program and "Global Real Estate Transparency Index," which investigate emerging trends, help us anticipate future conditions and shape new services to benefit our clients. Professionals in our Strategic Consulting practice identify and address shifting market and business trends to address changing client needs and opportunities. Our Real Estate Money Management business relies on our comprehensive investigation of global real estate and capital markets to develop new investment products and services tailored to the specific investment goals and risk/return objectives of our clients. We believe that our commitment to innovation helps us secure and maintain profitable long-term relationships with the clients we target: the world's leading real estate owners, occupiers and investors.

Strong Brand. Based on our industry knowledge, commissioned marketing surveys, coverage in top-tier business publications and our number of long-standing client relationships, we believe that we are widely recognized by large corporations and institutional investors and occupiers of real estate as a provider of high quality, professional real estate and money management services. We believe that the strength of the Jones Lang LaSalle brand and our reputation for quality services represent significant advantages when we pursue new business opportunities.

Industry Trends

Increasing Demand for Global Services; Globalization of Capital Flows. Many corporations based in countries around the world have pursued growth opportunities in international markets. This activity has increased the demand for global real estate services, including corporate property services, tenant representation and leasing and property management. We believe that this trend will favor real estate service providers with the capability to provide services--and consistently high service levels--in multiple markets around the world. Additionally, real estate capital flows have become increasingly global, as more investors seek real estate investment opportunities beyond their existing borders. This trend has created new markets for investment managers equipped to facilitate international real estate capital flows and execute cross-border real estate transactions.

Consolidation. The real estate services industry has experienced significant consolidation in recent years. We believe that as a result of substantial existing infrastructure investments and the ability to spread fixed costs over a broader base of business, it is possible to recognize incrementally higher margins on property management and corporate property services assignments as the amount of square footage under management increases.

Large users of commercial real estate services continue to demonstrate a preference to work with single-source service providers able to operate across local, regional and global markets. The ability to offer a full range of services on this scale requires significant corporate infrastructure investment, including information technology and personnel training. Smaller regional and local real estate service firms, with limited resources, are less able to make such investments.

Growth of Outsourcing. In recent years, on a global level, outsourcing of professional real estate services has increased substantially, as corporations have focused corporate resources, including capital, on core competencies. In addition, public and other non-corporate users of real estate, including government agencies and health and educational institutions, have begun to outsource real estate activities as a means of reducing costs. As a result, we believe there are significant growth opportunities for firms like ours that can provide integrated real estate services across many geographic markets.

Alignment of Interests of Investors and Investment Managers. Institutional investors continue to allocate significant portions of their investment capital to real estate, and many investors have shown a desire to commit their capital to investment managers willing to co-invest their own funds in specific real estate investments or real estate funds. In addition, investors are increasingly requiring that fees paid to investment managers be more closely aligned with investment performance. As a result, we believe that investment managers with co-investment capital, like LaSalle Investment Management, will have an advantage in attracting real estate investment capital. In addition, co-investment typically brings with it the opportunity to provide additional services related to the acquisition, financing, property management, leasing and disposition of such investments.

Growth Strategy

We intend to capitalize on our competitive advantages, the opportunities created by our global platform and broad product and service lines, and our solutions approach to the marketplace by pursuing the following growth strategies:

Expanding Client Relationships. Based on our ability to deliver high-quality real estate services, we have been able to leverage discrete client assignments successfully into comprehensive relationships that engage several or all of our business groups. Current industry trends, particularly the globalization of corporate clients and the increased outsourcing of real estate services on a global basis, provide a favorable environment for us to increase the scope of our current client relationships and develop new relationships through our broad array of services. We are successfully expanding the strategic alliance approach to our business units worldwide.

Strengthening International Presence. Supported by our extensive global platform, we plan to add and expand services that are well developed in particular regions and business units to our other regions and business units. In particular, we have identified markets in Asia that offer new client and product growth.

Providing Consistent, High Quality Service. The objective of our Global Client Services unit is to ensure that worldwide operations interact with each other at the consistently high levels our clients have come to expect. Through the delivery of high quality service, we aim to expand current client relationships, grow our business organically and further strengthen our brand and reputation. Global Client Services also ensures that our worldwide operations interact efficiently to effect the delivery of our differentiated value drivers. In addition, Global Client Services acts as a catalyst to assist professionals across all groups as they market the multiple services of the firm to existing and prospective clients.

Pursuing Co-investment Opportunities. We believe that an important growth driver of our business is our ability to co-invest our funds alongside those of clients. Some investors continue to favor money managers who co-invest their own funds in newly formed investment vehicles in order to more closely align the interests of the investor and the investment manager. Also, by creating new investment funds, and thereby increasing our assets under management, we gain the opportunity to provide additional services related to the acquisition, financing, property management, leasing and disposition of such assets.

Continuing to Develop Technology. Our technology strategy is to provide truly integrated, high-value-added information and tools to our clients and employees worldwide by using proven technology architecture and advancing innovative technology solutions.

Employees

With the help of aggressive goal and performance measurements, we attempt to instill in all of our people the commitment to be the best. Our goal is to be the real estate advisor clients want to work with and the employer of choice in our industry. Our objective is to invest in and continue to attract, motivate and retain the best people. The following table details our headcount at December 31, 2003 and 2002:

	2003	2002
Professional	6,600	5,800
Support	1,500	1,600
	8,100	7,400
Directly reimbursable property maintenance	9,200	9,500
Total Employees	17,300	16,900
Directly reimbursable project management employees included as professionals above	2,100	1,600

The increase in headcount in 2003 is driven by increased outsourcing engagements, as well as investments in our growing business in India and China.

The directly reimbursable project management employees work with clients that have a contracted fee structure comprised of a fixed management fee as well as a separate component, which allows for scheduled reimbursable personnel and other expenses to be billed directly to the client.

Approximately 5,100 and 4,800 of our professional and support staff in 2003 and 2002, respectively, were based in countries other than the United States. Approximately 6,200 and 6,500 of our directly reimbursable property maintenance workers in 2003 and 2002, respectively, were based in countries other than the United States. None of our employees are members of any labor union with the exception of approximately 630 of our directly reimbursable property maintenance employees. We have generally had satisfactory relations with our employees.

Company Website

Jones Lang LaSalle's website address is www.joneslanglasalle.com where we make available, free of charge, our Form 10-K, 10-Q and 8-K reports as soon as reasonably practicable after electronic filing with the Securities and Exchange Commission. The Company's Code of Business Ethics, which applies to all employees of the Company, including our Chairman and Chief Executive Officer, Chief Financial Officer, Global Controller and members of our Board of Directors, can also be found on our website. In addition, the Company intends to post any amendment of, or waiver to, the Code of Business Ethics with respect to a member of our Board of Directors or executive officers.

Risks to Our Business

One of the challenges of a global business such as ours is to be able to determine in a sophisticated manner the principal risks that in fact exist and then to determine how best to employ available resources to prevent, mitigate, and/or minimize those risks having the greatest potential to occur and which have the greatest potential to cause significant damage from an operational, financial or reputational standpoint. An important dynamic that must be overlaid is how much and what types of commercial insurance to obtain and how much risk may be uninsured consistent with the infrastructure that is in place within the organization to identify and properly manage it. While we attempt to approach these issues in an increasingly sophisticated and coordinated manner across the globe, our failure to identify or manage the risks that exist in our business could result in a material adverse effect on our business, results of operations and financial condition.

General economic conditions and real estate market conditions can have a negative impact on our business. We have recently experienced, and can expect in the future, to be negatively impacted by periods of economic slowdown or recession and declines in the demand for real estate. This has been evidenced by our performance over the course of the last few years. The real estate market tends to be cyclical and related to the condition of the economy as a whole or, at least, to the perceptions of investors and users as to the economic outlook. For example, corporations may be hesitant to expand space or enter into long-term commitments if they are concerned with the economic environment. Negative economic conditions and declines in the demand for real estate in several markets or in significant markets could have a material adverse effect on our business, results of operations and financial condition, including as a result of the following factors:

- **Decline in Leasing Activity**

  A decline in leasing activity can lead to a reduction in fees and commissions for arranging leases, both on behalf of owners and tenants. Additionally, a decline in leasing activity can lead to a reduction in the demand for, and fees earned from, other services, such as Project Development Services (managing the build-out of space) and Corporate Property Services (managing space occupied by clients).

- **Decline in Acquisition and Disposition Activity**

  A decline in acquisition and disposition activity can lead to a reduction in fees and commissions for arranging such transactions as well as fees and commissions for arranging financing for acquirers.

- **Decline in Real Estate Investment Activity**

  A decline in real estate investment activity can lead to a reduction in investment management fees on the acquisition of property for clients, as well as in fees and commissions for arranging acquisitions, dispositions and financings.

- **Decline in the Value and Performance of Real Estate and Rental Rates**

  A decline in the value and performance of real estate and in rental rates can lead to a reduction in investment management fees (the most significant portion of which generally are based upon the performance of investments) and the value of co-investments we make with our investment management clients. Additionally, such declines can lead to a reduction of fees and commissions which are based upon the value of, or revenues produced by, the properties with respect to which services are provided, including fees and commissions for property management and valuations and for arranging acquisitions, dispositions, leasing and financings.

The international scope of our operations, and our operations in particular regions and countries, involve a number of risks for our business. The fact that we operate in 34 countries presents risks for our business in a number of ways. If the risks, including the following, associated with the international scope of our operations and our operations in particular regions and countries cannot be or are not successfully managed, our business, operating results and financial condition could be materially and adversely affected.

- **Difficulties and Costs of Staffing and Managing International Operations; Communications and Enforcement of Our Policies and Our Code of Ethics**

  The coordination and management of international operations poses additional costs and difficulties. We must manage operations in many time zones and involving people with language and cultural differences. Our success depends on finding and retaining people capable of effectively dealing with these challenges and who will represent the Company with the highest levels of integrity. If we are unable to attract and retain qualified personnel, our growth may be limited and our business and operating results could suffer.

  Among the challenges we face in retaining our people is to maintain a compensation system that rewards our people consistent with local markets and also consistent with our profitability, which can be especially difficult where competitors may be attempting to gain market share by hiring our best people at rates of compensation that are well above the market. We have committed resources to effectively coordinate our business activities around the world to meet our clients' needs, whether they be local, regional or global. We are also in the process of enhancing the organization and communication of corporate policies, particularly where we determine that the nature of our business poses the greatest risk of noncompliance.

  When addressing staffing in connection with a restructuring of our organization or a downturn in economic conditions or activity, we must take into account the employment laws of the countries in which actions are contemplated, which in some cases can result in significant costs and/or time delays in implementing headcount reductions. Our ability to manage such operational fluctuations and to maintain adequate long-term strategies in the face of such developments will be critical to our continued growth and profitability.

  The geographical and cultural diversity in our organization makes it more challenging to communicate the importance of adherence to our Code of Business Ethics, to monitor and enforce compliance with its provisions on a world-wide basis and in order to ensure local compliance with United States laws that apply globally, such as the Foreign Corrupt Practices Act and the Patriot Act. We have introduced an Ethics Everywhere program to address these challenges and to attempt to maintain a high level of awareness about, and compliance with, our Code of Business Ethics. Breaches of our Code of Business Ethics, particularly by our executive management, could have a material adverse effect on our operating results or financial condition.

- **Currency Restrictions and Exchange Rate Fluctuations**

  We produce positive flows of cash in various countries and currencies which can be most effectively used to fund operations in other countries or to repay our indebtedness, which is primarily denominated in euros and U.S. dollars. We face restrictions in certain countries which limit or prevent the transfer of funds to other countries or the exchange of the local currency to other currencies. We also face risks associated with fluctuations in currency exchange rates which may lead to a decline in the value of the funds produced in certain jurisdictions.

  Additionally, although we operate globally, we report our results in U.S. dollars and thus our reported results may be positively or negatively impacted by the strengthening or weakening of currencies against the U.S. dollar. As an example, the euro, the pound sterling and the Australian dollar, each a currency used in a significant portion of our operations, weakened significantly against the U.S. dollar in 2001 but gradually strengthened over the last nine months of 2002 and has remained strong in 2003. For the year ended December 31, 2003, 61.1% of our operating income was attributable to operations with U.S. dollars as their functional currency, and 38.9% was attributable to operations having other functional currencies. In addition to the potential negative impact on reported earnings, fluctuations in currencies relative to the U.S. dollar may make it more difficult to perform period-to-period comparisons of the reported results of operations.

  We are authorized to use currency-hedging instruments, including foreign currency forward contracts, purchased currency options and borrowings in foreign currency. There can be no assurance that such hedging will be effective, and an ineffective hedging instrument may expose us to currency losses.

The following table sets forth the revenues derived from our most significant currencies (based upon 2003 revenues, $ in millions). The euro revenues include our businesses in France, Germany, Italy, Ireland, Spain, Portugal, Holland, Belgium and Luxembourg.

Most Significant Currencies on a Revenue Basis

	2003	2002
United States Dollar	368.4	331.7
United Kingdom Pound	196.5	186.0
Euro	164.2	146.9
Australian Dollar	77.8	63.4
Other currencies	142.9	134.6
Total Revenues	949.8	862.6

- **Potentially Adverse Tax Consequences**

Moving funds between countries can produce adverse tax consequences in the countries from which and to which funds are transferred as well as in other countries, such as the United States, in which we have operations. Additionally, as our operations are global, we face challenges in effectively gaining a tax benefit for costs incurred in one country which benefit our operations in other countries.

- **Burden of Complying with Multiple and Potentially Conflicting Laws and Regulations and Dealing with Changes in Legal and Regulatory Requirements; Licensing; Regulatory and Contractual Liabilities**

We face a broad range of legal and regulatory environments in the countries in which we do business. Coordinating our activities to deal with these requirements presents challenges. As an example, in the United Kingdom, the Financial Services Authority (FSA) regulates the conduct of investment businesses and the Royal Institute of Chartered Surveyors (RICS) regulates the profession of Chartered Surveyors, which is the professional qualification required for certain of the services we provide in the United Kingdom, through upholding standards of competence and conduct. Additionally, changes in legal and regulatory requirements can impact our ability to engage in business in certain jurisdictions or increase the cost of doing so.

The brokerage of real estate sales and leasing transactions requires us to maintain licenses in various jurisdictions in which we operate. If we fail to maintain our licenses or conduct brokerage activities without a license, we may be required to pay fines or return commissions received or have licenses suspended. In addition, because the size and scope of real estate sales transactions have increased significantly during the past several years, both the difficulty of ensuring compliance with the numerous licensing regimes and the possible loss resulting from non-compliance have increased. Furthermore, the laws and regulations applicable to our business, both in the United States and in foreign countries, also may change in ways that materially increase the costs of compliance.

As a licensed real estate service provider in various jurisdictions, we and our licensed employees may be subject to various due diligence, disclosure and standard-of-care obligations in the jurisdictions in which we operate. Failure to fulfill these obligations could subject us to litigation from parties who purchased, sold or leased properties we brokered or managed. We could become subject to claims by participants in real estate sales or other services claiming that we did not fulfill our obligations as a service provider or broker (including, for example, with respect to conflicts of interests where we are acting, or are perceived to be acting, for two or more different clients with potentially contrary interests).

In addition, we hire and supervise third-party contractors to provide construction and engineering services for our managed properties. Under our contracts with clients, we may be subjected to claims for construction defects or other similar actions. Adverse outcomes of property management litigation could negatively impact our business, financial condition or results of operations.

- **Greater Difficulty in Collecting Accounts Receivable in Certain Countries and Regions**

We face challenges to our ability to efficiently and/or effectively collect accounts receivable in certain countries and regions. For example, in Asia, many countries have underdeveloped insolvency laws and clients often are slow to pay, and in Europe, clients in some countries, particularly Spain, Italy and France, also tend to delay payments, reflecting a different business culture.

- **Political and Economic Instability**

  We operate in 34 countries with varying degrees of political and economic stability. For example, certain Asian, Eastern European and South American countries have experienced serious political and economic instability within the last few years and such instability will likely continue to arise from time to time in countries in which we have operations.

Real estate services markets are highly competitive. We provide a broad range of commercial real estate services and there is significant competition, on an international, regional and local level with respect to many of these services and in commercial real estate services generally. Depending on the service, we face competition from other real estate service providers, institutional lenders, insurance companies, investment banking firms, investment managers, accounting firms and companies bringing their real estate services in-house (any of which may be a global, regional or local firm). Many of our competitors are local or regional firms, which although substantially smaller in overall size may be larger in a specific local or regional market.

We are substantially dependent on long-term client relationships and on revenue received for services under various service agreements. Many of these agreements are cancelable by the client for any reason on as little as 30 to 60 days' notice, as is typical in the industry. In this competitive market, if we are unable to maintain these relationships or we are otherwise unable to retain existing clients and develop new clients, our business, results of operations and financial condition will be materially adversely affected.

The seasonality of our business exposes us to risks. Our revenues and profits tend to be significantly higher in the fourth quarter of each year than the other three quarters. This is a result of a general focus in the real estate industry on completing transactions by calendar-year-end and the fact that certain expenses are constant through the year. Historically, we have reported a small loss in the first quarter, a small profit or loss in the second and third quarters and a large profit in the fourth quarter, excluding the recognition of investment generated performance fees. The seasonality of our business makes it difficult to determine during the course of the year whether plan results will be achieved, and thus, to adjust to changes in expectations. Additionally, negative economic or other conditions which arise at a time when they impact performance in the fourth quarter may have a more significant impact than if they occurred earlier in the year. To the extent we are not able to identify and adjust for changes in expectations or we are confronted with negative conditions which impact inordinately on the fourth quarter of a year, this could have a material adverse effect on our business, results of operations and financial condition.

We may face liability with respect to environmental issues occurring at properties which we manage, invest in, or deal with. Various laws and regulations impose liability on current or previous real property owners or operators for the cost of investigating, cleaning up or removing contamination caused by hazardous or toxic substances at the property. We may face liability under these laws as a result of our role as an on-site property manager. In addition, we may face liability if such laws are applied to expand our limited liability with respect to our co-investments in real estate as discussed below.

Co-investment activities subject us to real estate investment risks and potential liabilities. An important part of our investment strategy includes investing in real estate along with our money management clients. Investing in this manner exposes us to a number of risks which could have a material adverse effect on our business, results of operations and financial condition, including as a result of the following risks:

- We may lose some or all of the capital which we invest if the investments perform poorly.
- We will have fluctuations in earnings and cash flow as we recognize gains or losses, and receive cash, upon the disposition of investments, the timing of which is geared towards the benefit of our clients.
- We generally hold our investments in real estate through subsidiaries with limited liability; however, in certain circumstances it is possible that this limited exposure may be expanded in the future based upon, among other things, changes in applicable laws or the application of existing or new laws. To the extent this occurs, our liability could exceed the amount we have invested.
- We make co-investments in real estate in many countries and this presents risk as described above in "The International Scope of Our Operations, and Our Operations in Particular Regions and Countries, Involve a Number of Risks for Our Business".

We have indebtedness that could impede our operations and flexibility. At December 31, 2003, we had $211.4 million of indebtedness on a consolidated basis. We have borrowed through a euro 165 million (year-end book value in U.S. dollars of $207.8 million) 9.0% Senior Euro Notes offering and a $225 million revolving credit facility. Our average outstanding borrowings under the Euro Notes and revolving credit facility were $215.3 million during 2003, and the effective interest rate was 8.2%.

We need approximately $18.5 million annually to make required interest payments on our Euro Notes and the outstanding portion of our revolving credit facility. If the market conditions prove favorable, we intend to redeem the Euro Notes in June 2004. If we were to redeem the Euro Notes in June 2004, we would incur approximately $11.5 million (dependent upon prevailing exchange rates) of expense, of which approximately $2.5 million would relate to the non-cash acceleration of debt issuance costs. The Euro Notes have a fixed rate of interest and the revolving credit facility has a variable rate based on the market, plus a margin. The variable rate and margin features of the revolving credit facility could result in higher borrowing costs if market interest rates or the margin rise. An increase of 50 basis points in the 2003 average interest rate on the revolving credit facility would have resulted in a $135,000 increase in our borrowing cost, less than one cent per share.

The terms of our debt contain a number of covenants that could restrict our flexibility to finance future operations or capital needs or to engage in other business activities that may be in our best interest. The debt covenants limit us in, among other things:

- encumbering or disposing of assets;
- incurring indebtedness;
- engaging in acquisitions; and
- entering into transactions with affiliates.

In addition, the covenants require that we maintain a consolidated net worth of at least $318 million and a leverage ratio not exceeding 3.0 to 1. We must also maintain a minimum interest coverage ratio of 2.5 to 1 and a minimum fixed charge coverage ratio of 1.1 to 1. There are no covenants or triggers related to a change in credit rating or a material adverse change.

If we are unable to make required payments on the Euro Notes or under the revolving credit facility or if we breach any of the debt covenants, we will be in default under the terms of the indenture or the revolving credit agreement, as applicable. A default under either agreement could cause acceleration of repayment of those amounts as well as defaults under other existing and future debt obligations.

Regardless of our compliance with the terms of the debt, the existence of the debt could adversely affect our ability to adjust to changing market conditions or remain competitive with our competitors.

The charter and the amended bylaws of Jones Lang LaSalle and the Maryland general corporate law could delay, defer or prevent a change of control. The charter and bylaws of Jones Lang LaSalle include provisions that may discourage, delay, defer or prevent a takeover attempt that may be in the best interest of shareholders of Jones Lang LaSalle and may adversely affect the market price of our common stock.

Pursuant to the charter of Jones Lang LaSalle, we have a classified board of directors, pursuant to which directors are divided into three classes, with three-year staggered terms. The classified board provision could increase the likelihood that, in the event an outside party acquired a controlling block of our capital stock or initiated a proxy contest, incumbent directors nevertheless would retain their positions for a substantial period, which may have the effect of discouraging, delaying or preventing a change in control of Jones Lang LaSalle. In addition, the charter and bylaws provide for:

- the ability of the board of directors to establish one or more classes and series of capital stock including the ability to issue up to 10,000,000 shares of preferred stock, and to determine the price, rights, preferences and privileges of such capital stock without any further shareholder approval;
- a requirement that any shareholder action taken without a meeting be pursuant to unanimous written consent; and
- certain advance notice procedures for Jones Lang LaSalle shareholders nominating candidates for election to the Jones Lang LaSalle board of directors.

Under the Maryland General Corporate Law (the "MGCL"), certain "Business Combinations" (including a merger, consolidation, share exchange or, in certain circumstances, an asset transfer or issuance or reclassification of equity securities) between a Maryland corporation and any person who beneficially owns 10% or more of the voting power of the corporation's shares or an affiliate of the corporation who, at any time within the two-year period prior to the date in question, was the beneficial owner of 10% or more of the voting power of the then-outstanding voting stock of the corporation (an "Interested Shareholder") or an affiliate of the Interested Shareholder are prohibited for five years after the most recent date on which the Interested Shareholder became an Interested Shareholder. Thereafter, any such Business Combination must be recommended by the board of directors of such corporation and approved by the affirmative vote of at least (1) 80% of the votes entitled to be cast by holders of outstanding voting shares of the corporation and (2) 66-2/3% of the votes entitled to be cast by holders of outstanding voting shares of the corporation other than shares held by the Interested Shareholder with whom the Business Combination is to be effected, unless, among other things, the corporation's shareholders receive a minimum price (as defined in the MGCL) for their shares and the consideration is received in cash or in the same form as previously paid by the Interested Shareholder for its shares. Pursuant to the MGCL, these provisions also do not apply to Business Combinations which are approved or exempted by the board of directors of the corporation prior to the time that the Interested Shareholder becomes an Interested Shareholder.

Claims and Investigations; Litigation Management. Substantial legal liability or a significant regulatory action against the Company could have a material adverse financial effect or cause us significant reputational harm, which in turn could seriously harm our business prospects. We generally provide our services under contracts and in many cases subject to regulatory and fiduciary obligations (which may relate to, among other matters, the decisions we may make on behalf of a client with respect to purchasing products or services from third parties or from other divisions within our firm). We face legal and reputational risks in the event we do not perform, or are perceived to have not performed, under those contracts or in accordance with those regulations or obligations, and the precautions we take to prevent these types of occurrences, which we believe do represent a significant commitment of corporate resources, may nevertheless not be effective in all cases.

Since any disputes we have with third parties must generally be adjudicated within the jurisdiction in which the dispute arose, our ability to resolve our disputes successfully depends on the local laws that apply and the operation of the local judicial system, the timeliness, quality and sophistication of which varies widely from one jurisdiction to the next. Our geographical diversity therefore makes it unusually challenging to resolve any such disputes efficiently and/or effectively.

Infrastructure Disruptions. Our ability to conduct a global business may be adversely impacted by a disruption in the infrastructure that supports our businesses and the communities in which they are located. This may include a disruption involving electrical, communications, transportation or other services used by Jones Lang LaSalle or third parties with which we conduct business or disruptions as the result of political instability or terrorist attacks. These disruptions may occur, for example, as a result of events that affect only the buildings in which we operate or of such third parties, or as a result of events with a broader impact on the cities where those buildings are located. Nearly all of our employees in our primary locations, including Chicago, London, Singapore and Sydney, work in close proximity to each other, in one or more buildings. If a disruption occurs in one location and our employees in that location are unable to communicate with or travel to other locations, our ability to service and interact with our clients may suffer and we may not be able to successfully implement contingency plans that depend on communication or travel.

Systems. Our business is highly dependent on our ability to process transactions across numerous and diverse markets in many currencies. If any of our financial, accounting or other data processing systems do not operate properly or are disabled, we could suffer a disruption of our businesses, liability to clients, regulatory intervention or reputational damage. These systems may fail to operate properly or become disabled as a result of events that are wholly or partially beyond our control, including a disruption of electrical or communications services disruptions caused by political instability or terrorist attack or our inability to occupy one or more of our buildings.

Employee Misconduct. Like any business, we run the risk that employee fraud or other misconduct could occur. It is not always possible to deter employee misconduct and the precautions we take to prevent and detect this activity may not be effective in all cases. We do have a strong ethics policy, which is articulated in our Code of Business Ethics. We reinforce our commitment to sound ethics through employee communication and we are increasing our training efforts in this area.

Item 2. Properties

Our principal holding company headquarters are located at 200 East Randolph Drive, Chicago, Illinois, where we currently occupy over 100,000 square feet of office space pursuant to a lease that expires in February 2006. Our principal operational headquarters are located at 22 Hanover Square, London, England where approximately 83,000 square feet are occupied under a lease expiring in December 2008. Regional headquarters are located in Chicago, London and Singapore. We have 109 local offices worldwide located in most major cities and metropolitan areas as follows: 33 offices in 5 countries in the Americas (including 25 in the United States), 47 offices in 17 countries in Europe and 29 offices in 12 countries in Asia Pacific. Our offices are each leased pursuant to agreements with terms ranging from month-to-month to ten years. In addition, we have on-site property and other offices located throughout the world. On-site property management offices are generally located within properties that we manage and are provided without cost.

Item 3. Legal Proceedings

The Company has contingent liabilities from various pending claims and litigation matters arising in the ordinary course of business, some of which involve claims for damages that are substantial in amount. Many of these matters are covered by insurance, although they may nevertheless be subject to large deductibles or retentions and the amounts being claimed may exceed the available insurance. Although the ultimate liability for these matters cannot be determined, based upon information currently available, we believe the ultimate resolution of such claims and litigation will not have a material adverse effect on our financial position, results of operations or liquidity.

On November 8, 2002, Bank One N.A. ("Bank One") filed suit against the Company and certain of its subsidiaries in the Circuit Court of Cook County, Illinois with regard to services provided in 1999 and 2000 pursuant to three different agreements relating to facility management, project development and broker services. The suit generally alleged negligence, breach of contract and breach of fiduciary duty on the part of Jones Lang LaSalle and sought to recover a total of $40 million in compensatory damages and $80 million in punitive damages. On December 16, 2002, the Company filed a counterclaim for breach of contract seeking payment of approximately $1.2 million for fees due for services provided under the agreements. On December 16, 2003, the court granted the Company's motion to strike the complaint because, after completion of significant discovery, Bank One has been unable to substantiate its allegations that it suffered damages of $40 million as it had previously claimed. Bank One was authorized to file an amended complaint that seeks to recover compensatory damages in an unspecified amount, plus an unspecified amount of punitive damages. The amended complaint also includes allegations of fraudulent misrepresentation, fraudulent concealment and conversion. The Company continues to aggressively defend the suit. While there can be no assurance, the Company continues to believe that the complaint is without merit and, as such, will not have a material adverse impact on our financial position, results of operations, or liquidity. As of the date of this report, we are in the process of discovery and no trial date has been set. As such, although we still have not seen or heard anything that leads us to believe that the suit has merit, the outcome of Bank One's suit cannot be predicted with any certainty and management is unable to estimate an amount or range of potential loss that could result if an improbable unfavorable outcome did occur.

In the third quarter of 2001 we established a reserve of $1.6 million to cover our exposures resulting from the insolvency of HIH Insurance Ltd. ("HIH"), one of our former insurance providers. HIH provided public liability coverage to the Australian operations of JLW for the years from 1994 to 1997, which coverage would typically provide protection against, among other things, personal injury claims arising out of accidents occurring at properties for which we had property management responsibilities. As discussed in Note 6 to Notes to Consolidated Financial Statements, we reduced the reserve by $0.6 million in the second quarter of 2003. As of December 31, 2003, $0.6 million of the reserve established remains to cover claims which would have been covered by the insurance provided by HIH. Although there can be no assurance, we believe this reserve is adequate to cover any remaining claims and expenses resulting from the HIH insolvency. Due to the nature of the claims covered by this insurance, it is possible that future claims may be made.

Item 4. Submission of Matters to a Vote of Security Holders

There were no matters submitted to a vote of Jones Lang LaSalle's shareholders during the fourth quarter of 2003.

Item 5. Market for Registrant's Common Equity and Related Shareholder Matters

Our Common Stock is listed for trading on the New York Stock Exchange under the symbol "JLL."

As of January 24, 2004, there were approximately 2,600 beneficial holders of our Common Stock.

The following table sets forth the high and low sale prices of our Common Stock as reported on the New York Stock Exchange.

	High	Low
2003		
First Quarter	$ 16.01	$ 12.90
Second Quarter	$ 17.43	$ 13.52
Third Quarter	$ 18.91	$ 15.75
Fourth Quarter	$ 21.50	$ 18.00
2002		
First Quarter	$ 22.85	$ 16.74
Second Quarter	$ 24.80	$ 21.75
Third Quarter	$ 24.70	$ 18.60
Fourth Quarter	$ 21.49	$ 14.04

We have not paid cash dividends on our common stock to date. We intend to retain our earnings to support the expansion of the business and continue to pay down debt levels. Any payment of future dividends and the amounts thereof will be at the discretion of the Board of Directors and will depend upon our financial condition, earnings and other factors deemed relevant by the Board of Directors.

Transfer Agent
Mellon Investor Services LLC
85 Challenger Road
Ridgefield Park, NJ 07760

Item 6. Selected Financial Data (Unaudited)

The following table sets forth our summary historical consolidated financial data. The information should be read in conjunction with our consolidated financial statements and related notes and "Management's Discussion and Analysis of Financial Condition and Results of Operations" included elsewhere herein.

	Year Ended December 31,				
	2003	2002	2001	2000	1999
	(in thousands, except share data)				
Statement of Operations Data:					
Total revenue [1]	$ 949,845	862,571	905,449	942,524	755,439
Operating income (loss)	62,186	54,695	12,959	6,403	(71,303)
Interest expense, net of interest income	17,861	17,024	20,156	27,182	18,211
Earnings (loss) before provision for income taxes and minority interest	44,325	37,671	(7,197)	(20,779)	(89,514)
Net provision for income taxes	8,260	11,037	7,986	22,053	5,328
Minority interest in earnings (losses) of subsidiaries	--	711	228	(21)	--
Earnings (loss) before extra-ordinary item and cumulative effect of change in accounting principle	36,065	25,923	(15,411)	(42,811)	(94,842)
Extraordinary gain on the acquisition of minority interest, net of tax [2]	--	341	--	--	--
Cumulative effect of change in accounting principle [3]	--	846	--	(14,249)	--
Net income (loss)	$ 36,065	27,110	(15,411)	(57,060)	(94,842)
Basic earnings (loss) per common share before extra-ordinary item and cumulative effect of change in accounting principle	$ 1.17	0.85	(0.51)	(1.72)	(4.20)
Extraordinary gain on the acquisition of minority interest, net of tax [2]	--	0.01	--	--	--
Cumulative effect of change in accounting principle [3]	--	0.03	--	(0.58)	--
Basic earnings (loss) per common share	$ 1.17	0.89	(0.51)	(2.30)	(4.20)
Basic weighted average shares outstanding	30,951,563	30,486,842	30,016,122	24,851,823	22,607,350

	Year Ended December 31,				
	2003	2002	2001	2000	1999
	(in thousands, except share data)				
Diluted earnings (loss) per common share before extra-ordinary item and cumulative effect of change in accounting principle	$ 1.12	0.81	(0.51)	(1.72)	(4.20)
Extraordinary gain on the acquisition of minority interest, net of tax [(2)]	--	0.01	--	--	--
Cumulative effect of change in accounting principle [(3)]	--	0.03	--	(0.58)	--
Diluted earnings (loss) per common share	$ 1.12	0.85	(0.51)	(2.30)	(4.20)
Diluted weighted average shares outstanding	32,226,306	31,854,397	30,016,122	24,851,823	22,607,350
Other Data:					
EBITDA [(4)]	$ 99,130	90,722	59,767	26,451	(34,627)
Ratio of earnings to fixed charges [(5)]	2.11X	2.06X	0.80X	0.19X	--
Cash flows provided by (used in):					
Operating activities	$ 110,045	68,369	54,103	140,340	(18,227)
Investing activities	$ (15,282)	(26,340)	(32,549)	(66,590)	(80,867)
Financing activities	$ (45,312)	(38,821)	(29,951)	(78,215)	105,461
Investments under management [(6)]	$ 23,000,000	23,200,000	22,200,000	22,500,000	21,500,000
Total square feet under management	725,000	735,000	725,000	700,000	700,000
Balance Sheet Data:					
Cash and cash equivalents	$ 63,105	13,654	10,446	18,843	23,308
Total assets	942,940	852,516	835,727	914,045	924,800
Total debt	211,408	215,008	222,886	249,947	322,386
Total liabilities	511,949	485,558	521,346	581,707	600,864
Total stockholders' equity	430,991	366,958	314,381	332,338	323,936

(1) Certain prior year amounts were reclassified to conform with current presentation.

Beginning in January 2002, we began accounting for the revenues of our Strategic Consulting unit on a gross basis, as opposed to netting these revenues into expenses. The Strategic Consulting business unit was created in 2000, therefore no reclassifications have been made for the year ended December 31, 1999.

Beginning in December 2002, pursuant to the FASB's Emerging Issues Task Force ("EITF") No. 01-14, "Income Statement Characterization of Reimbursements Received for 'Out-of-Pocket' Expenses Incurred", we have reclassified reimbursements received for out-of-pocket expenses to revenues in the income statement, as opposed to being shown as a reduction of expenses. These out-of-pocket expenses amounted to $5.4 million for the year ended December 31, 2003. Out-of-pocket expenses were not available for the year ended December 31, 1999 given that it was necessary to reconfigure our reporting systems to separate these costs, therefore no reclassification has been made for this year.

Beginning in December 2002, we have reclassified as revenue our recovery of indirect costs related to our management services business, as opposed to being classified as a reduction of expenses in the income statement. This recovery of indirect costs for the year ended December 31, 2003 totaled $37.3 million. The amounts related to the recovery of indirect costs in our management services business were not available for the year ended December 31, 1999 given that it was necessary to reconfigure our reporting systems to separate these costs, therefore no reclassification has been made for this year. In addition, the amounts related to the recovery of these indirect costs in our Asia Pacific region were also not available for the years ended December 31, 2001 and 2000 given that it was necessary to reconfigure the reporting systems in this region to separate these costs.

The following table lists total revenue and expenses as originally reported in the annual reports for each of the years ended December 31, 1999 through 2002, and lists the reclassifications as discussed above, as well as the reclassified amounts ($ in thousands):

	2002	2001	2000	1999
Total revenue:				
As originally reported	$ 840,429	881,676	925,823	755,439
Reclassifications:				
Strategic consulting	N/A	10,421	6,113	N/A
Out-of-pocket expenses	1,350	4,023	3,245	N/A
Indirect costs	20,792	9,329	7,343	N/A
As reclassified	862,571	905,449	942,524	755,439
Total operating expenses:				
As originally reported	785,734	868,717	919,420	826,742
Reclassifications:				
Strategic consulting	N/A	10,421	6,113	N/A
Out-of-pocket expenses	1,350	4,023	3,245	N/A
Indirect costs	20,792	9,329	7,343	N/A
As reclassified	807,876	892,490	936,121	826,742
Operating income (loss)	$ 54,695	12,959	6,403	(71,303)

(2) In December 2002, we exercised our option to purchase the remaining 45% interest in the joint venture company Jones Lang LaSalle Asset Management Services, which exclusively provides asset management services for all Skandia Life properties in Sweden. The purchase price was below the fair value of the assets acquired, resulting in an after-tax extraordinary gain of $341,000.

(3) The cumulative effect of change in accounting principle in 2000 relates to our adoption of the Securities and Exchange Commission's ("SEC") issuance of Staff Accounting Bulletin No. 101, "Revenue Recognition in Financial Statements" ("SAB 101"). Effective January 1, 2000, we recorded a one-time, non-cash cumulative effect of change in accounting principle of $14.2 million, net of $8.7 million of taxes. The adjustment represents revenues of $22.9 million that had been recognized prior to January 1, 2000 that would not have been recognized if the new accounting policy had been in effect in prior years. See Note 17 in Notes to Consolidated Financial Statements for a detailed discussion of SAB 101.

The cumulative effect of change in accounting principle in 2002 is the result of our adoption of Statement No. 142, "Goodwill and Other Intangible Assets," ("SFAS 142"). As a result of adopting SFAS 142 on January 1, 2002, we credited $846,000 to the income statement, as the cumulative effect of a change in accounting principle, which represented our negative goodwill balance at January 1, 2002. See Note 15 in Notes to Consolidated Financial Statements for a detailed discussion of SFAS 142.

(4) EBITDA represents earnings before net interest expense, income taxes, depreciation and amortization and excludes Minority Interests in EBITDA. For 2002, EBITDA also excludes the cumulative effect of change in accounting principle, and the extraordinary item. For the twelve months ended December 31, 2000, EBITDA has been adjusted to include the cumulative effect of change in accounting principle. We believe that EBITDA is useful to investors as a measure of operating performance, cash generation and ability to service debt. EBITDA is also used in the calculations of certain covenants related to our revolving credit facility. However, EBITDA should not be considered as an alternative either to: (i) net earnings (loss) (determined in accordance with GAAP); (ii) operating cash flow (determined in accordance with GAAP); or (iii) liquidity.

Reconciliation from operating income (loss) to EBITDA ($ in thousands):

	Year Ended December 31,				
	2003	2002	2001	2000	1999
Operating income (loss)	$ 62,186	54,695	12,959	6,403	(71,303)
Plus: Depreciation and amortization	36,944	37,125	47,420	43,126	36,676
Less: SAB 101 cumulative effect of change in accounting principle	--	--	--	22,982	--
Less: Minority interest in EBITDA	--	1,098	612	96	--
EBITDA	$ 99,130	90,722	59,767	26,451	(34,627)

(5) For purposes of computing the ratio of earnings to fixed charges, earnings represents net earnings (loss) before income taxes plus fixed charges, less capitalized interest. Fixed charges consist of interest expense, including amortization of debt discount and financing costs, capitalized interest and one-third of rental expense which we believe is representative of the interest component of rental expense. Due to the merger related non-recurring charges, earnings were insufficient to cover fixed charges by $89.5 million for the year ended December 31, 1999.

(6) Investments under management represent the aggregate fair market value or cost basis (where an appraisal is not available) of assets managed by our Investment Management segment as of the end of the periods reflected.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

The following discussion and analysis should be read in conjunction with the Selected Financial Data and Consolidated Financial Statements, including the notes thereto, appearing elsewhere in this Form 10-K. The following discussion and analysis contains certain forward-looking statements which are generally identified by the words anticipates, believes, estimates, expects, plans, intends and other similar expressions. Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause Jones Lang LaSalle's actual results, performance, achievements, plans and objectives to be materially different from any future results, performance, achievements, plans and objectives expressed or implied by such forward-looking statements. See Cautionary Note Regarding Forward-Looking Statements below.

Management's Discussion and Analysis is presented in six sections. The first section provides an executive summary, including how we create value for our stakeholders. The second section is a summary of our critical accounting policies and estimates. The third section discusses certain items affecting the comparability of results and certain market and other risks that we face. The fourth section analyzes the Results of our Operations, first on a consolidated basis and then for each of our business segments. The final two sections address Consolidated Cash Flows and Liquidity and Capital Resources.

Executive Summary

Business Objectives and Strategies

We define our stakeholders as the clients we serve, the people we employ and the shareholders who invest in our Company. We create value for these stakeholders by utilizing the expertise of our employees to deliver services to our clients that are acknowledged as adding value, as witnessed by the repeat or expanded product requests they make and the strategic alliances we have formed. The services we provide require "on the ground" expertise in local real estate markets - expertise provided by research of market conditions and trends, expertise in buildings and locations, and expertise in competitive conditions. This real estate expertise is at the heart of the history and strength of the Jones Lang LaSalle brand. We enhance this local market expertise with a global team of research professionals, with the best practice processes we have developed and delivered repetitively for our clients and by the technology investments that support these best practices. Our key differentiating factor is our global reach and service footprint.

Our principal asset is the talent and the expertise of our people. We seek to support our service based culture through a compensation system that: (1) rewards superior client service performance, not just transaction activity, and (2) includes a meaningful long-term compensation component. We invest in training and believe in optimizing our talent base by internal advancement. We believe that our people deliver our services with the experience and expertise to maintain a balance of strong profit margins for the Firm and competitive value-added pricing for our clients, while achieving competitive compensation levels.

Our business is services, and therefore we are not capital intensive. As a result, our profits also produce strong cash returns for our shareholders. Over the last three years, we have used this cash: to significantly pay down debt; to invest for growth in important markets in New York, central and southern Europe, India and North Asia; and to ensure appropriate compensation levels are maintained in our more developed markets. We believe value is enhanced by investing appropriately in growth opportunities, maintaining our market position in developed markets and in keeping our balance sheet strong.

The services we deliver are managed as business strategies to enhance the synergies and expertise of our people. As shown by our Value Model, the principal businesses we are involved in are:

- real estate services,
- real estate outsourcing for corporate clients, and
- money management for investors desiring to invest solely in real estate assets.

The market knowledge we develop in our real estate services and real estate outsourcing businesses helps us identify investment opportunities and capital sources for our money management clients. Consistent with our fiduciary responsibilities, the investments we make or structure on behalf of our money management clients help us identify new business opportunities for our real estate services and real estate outsourcing businesses.

Businesses

Real Estate Services - The real estate services we offer range from critical but basic process services that enhance real estate values to very sophisticated and complex transactional services that realize real estate values and where we compete with consulting and investment banking firms for corporate finance and capital markets business. The skill set required to succeed in this environment includes financial knowledge coupled with the delivery of market and property operating expertise. The critical but basic services, such as property management, require disciplined operations and process organizations, on-going technology investment, and strong cash controls, as the business is a fiduciary for client funds. The revenue streams associated with these services have annuity characteristics and tend to be less impacted by underlying economic conditions. We compete in this area with traditional real estate and property firms. The investment banking services require client relationship skills and consulting capabilities as we act as our client's trusted advisor. The level of demand for these services is impacted by general economic conditions. Our fee structure is generally transaction specific and conditioned upon the successful completion of the transaction. We differentiate ourselves on the basis of qualities such as our global platform, our research capability, our technology platform, and our ability to innovate via new products and services.

Outsourcing - The outsourcing product offerings have leveraged our real estate services into best practice operations and process capabilities that we can offer corporate clients. The value added to clients is a transformation of their real estate assets into an integral part of their core business strategies, delivered at more effective cost. The Firm's client relationship model drives the business success as delivery of one product successfully sells the next and on-going services. The skill set required to succeed in this environment includes financial, project management, and for some products, engineering. We compete in this area with traditional real estate and property firms. We differentiate ourselves on the basis of qualities such as our global platform, our research capability, our technology platform, and our ability to innovate via new products and services. Our strong strategic focus also provides a highly effective point of differentiation to our competitors. We have seen the demand for outsourcing by global corporations increase, and we expect this trend to continue as these businesses seek to refocus on their core competencies.

Money Management - LaSalle Investment Management provides real estate money management services for large institutions, both in specialized funds and separate account vehicles. Investing money on behalf of clients requires not just asset selection, but also asset value activities to enhance the asset's performance. The skill set required to succeed in this environment includes knowledge of real estate values -- opportunity identification (research), individual asset selection (acquisitions), asset value creation (portfolio management), and investor relations. Our competitors in this area tend to be quite different - investment banks, fund managers and other financial services firms - but they commonly lack the "on the ground" real estate expertise that our global platform provides. We are compensated for our services through a combination of recurring advisory fees that are asset based, together with incentive fees based on underlying investment return to our clients, which are generally recognized when agreed upon events or milestones are reached. We have been successful in transitioning the mix of our fees for this business to the more annuity revenue category of advisory fees, which were up 12% for the year. Additionally, our strengthened balance sheet, and continued cash generation, position us for expansion in co-investment activity, which we believe will accelerate our growth in assets under management.

Summary of Critical Accounting Policies and Estimates

An understanding of our accounting policies is necessary for a complete analysis of our results, financial position, liquidity and trends. The preparation of our financial statements requires management to make certain critical accounting estimates that impact the stated amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the reporting periods. These accounting estimates are based on management's judgment and are considered to be critical because of their significance to the financial statements and the possibility that future events may differ from current judgments, or that the use of different assumptions could result in materially different estimates. We review these estimates on a periodic basis to ensure reasonableness. However, the amounts we may ultimately realize could differ from such estimated amounts.

Revenue Recognition - We recognize advisory and management fees in the period in which we perform the service. Transaction commissions are recognized as income when we provide the service unless future contingencies exist. If future contingencies exist, we defer recognition of this revenue until the respective contingencies are satisfied. Development management fees are generally recognized as billed, which we believe approximates the percentage of completion method of accounting. Incentive fees are generally tied to some form of contractual milestone and are recorded in accordance with the specific terms of the underlying compensation agreement. The Securities and Exchange Commission's Staff Accounting Bulletin No. 101, "Revenue Recognition in Financial Statements" ("SAB 101"), as amended by SAB 104, provides guidance on the application of generally accepted accounting principles to selected revenue recognition issues. We believe that our revenue recognition policy is appropriate and in accordance with accounting principles generally accepted in the United States of America and SAB 101, as amended by SAB 104. We implemented SAB 101 in 2000 and this is discussed more fully in Note 17 to Notes to Consolidated Financial Statements.

In certain of our businesses, primarily those involving management services, we are reimbursed by our clients for expenses that are incurred on their behalf. The treatment of reimbursable expenses for financial reporting purposes is based upon the fee structure of the underlying contracts. A contract that provides a fixed fee/billing, fully inclusive of all personnel or other recoverable expenses that we incur, and not separately scheduled as such, is reported on a gross basis. This means that our reported revenues include the full billing to our client and our reported expenses include all costs associated with the client. When the fee structure is comprised of at least two distinct elements, namely the fixed management fee and a separate component which allows for scheduled reimbursable personnel or other expenses to be billed directly to the client, we will account for the contract on a net basis. This means we include the fixed management fee in reported revenues and we net the reimbursement against expenses. This characterization is based on the following factors which define us as an agent rather than a principal: (i) the property owner generally has authority over hiring practices and the approval of payroll prior to payment by Jones Lang LaSalle; (ii) Jones Lang LaSalle is the primary obligor with respect to the property personnel, but bears little or no credit risk under the terms of the management contract; (iii) reimbursement to Jones Lang LaSalle is generally completed simultaneously with payment of payroll or soon thereafter; and (iv) Jones Lang LaSalle generally earns no margin in the arrangement, obtaining reimbursement only for actual cost incurred. The majority of our service contracts utilize the latter structure and are accounted for on a net basis. We have always presented the above reimbursable contract costs on a net basis in accordance with accounting principles generally accepted in the United States of America. Such costs aggregated approximately $385 million and $360 million in 2003 and 2002, respectively. This treatment has no impact on operating income (loss), net income (loss) or cash flows. Information prior to 2002 is not available given that it was necessary to reconfigure our reporting systems in 2002 to collect this information as our global systems did not previously separately report these costs.

Accounts Receivable - We estimate the allowance necessary to provide for uncollectible accounts receivable. This estimate includes specific accounts for which payment has become unlikely. This estimate is also based on historical experience, combined with a careful review of current developments and with a strong focus on credit quality. The process by which we calculate the allowance begins in the individual business units where specific problem accounts are identified and reserved as part of an overall reserve that is formulaic and driven by the age profile of the receivables. These reserves are then reviewed on a quarterly basis by regional and global management to ensure that they are appropriate. As part of this review, a range of potential reserves is developed on a consistent formulaic basis. Over the last three years we have placed considerable focus on working capital management and in particular, collecting our receivables on a more timely basis. As we are successful in doing this, the range of potential reserves has narrowed and our bad debt expense has reduced. We would normally expect that the allowance would fall within this range. The table below sets out certain information regarding our accounts receivable, allowance for uncollectible accounts receivable, range of possible allowance and the bad debt expense we incurred by segment for the last three years ($ in millions).

	Gross Accounts Receivable	Accounts Receivable More Than 90 Days Past Due	Allowance for Uncollectible Accounts Receivable	Maximum Allowance	Minimum Allowance	Bad Debt Expense
December 31, 2003						
Americas IOS	87.8	0.8	0.6	0.6	0.3	--
Europe IOS	104.3	4.0	2.7	3.6	1.8	0.6
Asia Pacific IOS	42.2	2.7	1.3	2.3	1.2	0.9
Investment Management	23.6	0.4	0.2	0.3	0.1	0.1
Consolidated	257.9	7.9	4.8	6.8	3.4	1.6
December 31, 2002						
Americas IOS	76.9	1.6	1.4	1.5	0.8	1.1
Europe IOS	78.4	2.9	2.1	2.5	1.3	0.4
Asia Pacific IOS	32.8	2.6	1.5	2.4	1.2	1.3
Investment Management	44.4	0.5	--	0.5	0.2	(0.5)
Consolidated	232.5	7.6	5.0	6.9	3.5	2.3
December 31, 2001						
Americas IOS	74.4	1.9	1.2	1.3	0.6	5.7
Europe IOS	91.4	3.3	2.9	2.9	1.4	1.3
Asia Pacific IOS	36.6	3.0	1.2	2.7	1.4	1.3
Investment Management	26.1	0.5	0.6	0.4	0.2	--
Consolidated	228.5	8.7	5.9	7.3	3.6	8.3

Included in the $5.7 million bad debt expense for the Americas IOS segment in 2001 is a charge of $3.9 million for unrecoverable receivables from technology related clients.

Accounting for Incentive Compensation - An important part of our overall compensation package is incentive compensation, which is typically paid out to our employees in the first quarter of the year after it is earned.

As discussed in Note 13 to Notes to Consolidated Financial Statements, we have a stock ownership program for certain of our senior employees pursuant to which they receive a portion of their annual incentive compensation in the form of restricted stock units of our common stock. We enhance these restricted shares by 25%. These restricted shares vest 50% at 18 months from the date of grant (January of the year following that for which the bonus was earned) and 50% vest at 30 months from the date of grant. The related compensation cost is amortized to expense over the service period. The service period consists of the 12 months of the year to which payment of the restricted stock relates, plus the periods over which the shares vest. In 2002, we expanded the population of employees who qualify for the program as part of our goal of broadening employee stock ownership. In addition, beginning in 2002, the program was amended to enable employees who currently own certain minimum levels of our stock to elect not to participate in the program. Given that individual incentive compensation awards are not finalized until after year-end, we must estimate the portion of the overall incentive compensation pool that will qualify for this program. This estimation factors in the performance of the Company and individual business units, together with the target bonuses for qualified individuals.

We determine, announce and pay incentive compensation in the first quarter of the year following that to which the incentive compensation relates, at which point we true-up the estimated stock ownership program deferral and related amortization. We believe our methodology in estimating this deferral produces appropriate results. The table below sets forth certain information regarding this stock ownership program ($ in millions, except employee data):

	Year Ended December 31,		
	2003	2002	2001
Number of employees qualified for the stock ownership program	700	700	200
Deferral of compensation	(11.5)	(8.8)	(4.8)
Enhancement of deferred compensation	(2.9)	(2.2)	(1.2)
(Increase) decrease to deferred compensation in the first quarter of the following year	N/A	0.4	0.2
Total deferred compensation	(14.4)	(10.6)	(5.8)
Compensation expense amortization recognized with regard to the current year stock ownership program	4.8	3.8	1.8
Compensation expense amortization recognized with regard to the prior years' stock ownership programs	5.8	4.9	5.0
Total compensation expense amortization with regard to the stock ownership programs	10.6	8.7	6.8

Asset Impairment - We apply Statement No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets" ("SFAS 144") to recognize and measure impairment of long-lived assets. SFAS 144 establishes accounting and reporting standards for the impairment or disposal of long-lived assets by requiring that those long-lived assets to be held and used be measured at the lower of carrying costs or their fair value, and by requiring that those long-lived assets to be held for sale be measured at the lower of carrying costs or their fair value less costs to sell, whether reported in continuing operations or in discontinued operations. We adopted SFAS 144 on January 1, 2002. The effect of implementing SFAS 144 did not have a material impact on our consolidated financial statements.

We review long-lived assets, including investments in real estate ventures, intangibles and property and equipment for impairment on an annual basis, or whenever events or circumstances indicate the carrying value of an asset group may not be recoverable. The review of recoverability is based on an estimate of the future undiscounted cash flows expected to be generated by the asset group. If impairment exists due to the inability to recover the carrying value of an asset group, we record an impairment loss to the extent that the carrying value exceeds the estimated fair value.

We invest in certain real estate ventures that own and operate commercial real estate. These investments include non-controlling ownership interests generally ranging from less than 1% to 47.85% of the respective ventures. We generally account for these interests under the equity method of accounting in the accompanying Consolidated Financial Statements due to the nature of the non-controlling ownership. We apply the provisions of SFAS 144 when evaluating these investments for impairment, including an impairment evaluation of the individual assets held by investment funds. We have recorded impairment charges in equity earnings of $4.1 million in 2003, representing our equity share of the impairment charge against individual assets held by certain funds. There were no similar charges to equity earnings in 2002 or 2001. Impairment charges of $3.0 million and $3.5 million in 2002 and 2001, respectively, related to the exiting of our Land Investment and Development groups were recorded to non-recurring expense. For a further discussion of these non-recurring charges see Note 6 of Notes to Consolidated Financial Statements.

Although the Land Investment Group was closed down in 2001, we retained certain investments originated by this group. Included in the value of investments in and loans to real estate ventures as of December 31, 2003 is the book value of the three remaining Land Investment Group investments of $2.0 million, net of impairment charges of $3.5 million recorded in prior years. We continue to monitor this portfolio and have not recorded an impairment charge in 2003. In the third quarter of 2003 we sold one of the remaining assets in the Land Investment portfolio for no gain or loss. We have provided guarantees associated with this investment portfolio of $750,000, which we currently do not expect to be required to fund. We expect to have liquidated the Land Investment Group investments by the end of 2006.

Although we sold the Development Group in 2001, we retained certain investments originated by this group. Included in investments in and loans to real estate ventures as of December 31, 2003 is the book value of the one remaining Development Group investment of $50,000. We continue to monitor this investment and have not recorded an impairment charge in 2003. We expect to have liquidated this investment by the middle of 2004.

During 2001, we reviewed our e-commerce investments on an investment-by-investment basis, evaluating actual business performance against original expectations, projected future performance and associated cash flows, and capital needs and availability. As a result of this evaluation we determined that our investments in e-commerce were impaired and fully wrote down these investments by the end of 2001 as part of our non-recurring charges. It is currently our policy to expense any additional investments that are made into these ventures in the period they are made due to the fact that recovery of such sums is uncertain. Any such charges are recorded as ordinary recurring charges. We expensed a total of $820,000 and $287,000 in 2003 and 2002, respectively.

Also during 2001, our Asia Pacific region underwent a realignment from a traditional geographic structure to one that is managed according to business lines. As part of this realignment, we decided to restructure our operations to exit an arrangement with a third-party in Indonesia. This decision resulted in the write-down of a net $1.0 million receivable from this third-party.

We adopted FASB Statement No. 142, "Goodwill and Other Intangible Assets," ("SFAS 142") effective January 1, 2002. SFAS 142 requires an annual impairment evaluation of intangibles with indefinite useful lives. Additional evaluations may be required if events or circumstances indicate that the carrying value of an asset group may not be recoverable. To accomplish this evaluation, we determine the carrying value of each reporting unit by assigning the assets and liabilities, including the existing goodwill and intangible assets, to those reporting units as of the date of evaluation. For purposes of this evaluation we defined reporting units based on how the Chief Operating Decision Makers (defined as our Global Executive Committee, which is comprised of our Global Chief Executive Officer, Global Chief Financial Officer and the Chief Executive Officers of each of our reporting segments) looked at their segment when determining strategic business decisions. The following reporting units were determined: Investment Management, Americas IOS, Australia IOS, Asia IOS, and by country groups in Europe IOS. We determine the fair value of each reporting unit on the basis of a discounted cash flow methodology and compare it to the reporting unit's carrying amount. The result of the 2002 evaluation was that the fair value of each reporting unit exceeded its carrying amount, and therefore we did not recognize an impairment loss. We completed the 2003 evaluation in the third quarter and concluded that the fair value of each reporting unit exceeded its carrying amount and therefore we did not recognize an impairment loss.

Income Taxes - We account for income taxes under the asset and liability method. Because of the global and cross border nature of our business, our corporate tax position is complex. We generally provide taxes in each tax jurisdiction in which we operate based on local tax regulations and rules. Such taxes are provided on net earnings and include the provision of taxes on substantively all differences between accounting principles generally accepted in the United States of America and tax accounting, excluding certain non-deductible items and permanent differences.

Our global effective tax rate is sensitive to the complexity of our operations as well as to changes in the mix of our geographic profitability, as local statutory tax rates range from 10% to 42% in the countries in which we have significant operations. We evaluate our estimated effective tax rate on a quarterly basis to reflect forecast changes in (i) our geographic mix of income, (ii) legislative actions on statutory tax rates, (iii) the impact of tax planning to reduce losses in jurisdictions where we cannot recognize the tax benefit of those losses, and (iv) tax planning for jurisdictions affected by double taxation. We continuously seek to develop and implement potential strategies and/or actions that would reduce our overall effective tax rate. We reflect the benefit from tax planning actions when we believe it is probable that they will be successful, which usually requires that certain actions have been initiated. We provide for the effects of income taxes on interim financial statements based on our estimate of the effective tax rate for the full year. The 2003 effective tax rate of 27.7% on recurring operations excludes (i) a specific tax benefit of $2.2 million related to non-recurring and restructuring items, and (ii) a tax benefit of $3.0 million related to a write-down of an e-commerce investment taken as a restructuring action in 2001, which was not originally expected to be deductible, but which, as a result of actions undertaken in 2003, was deemed deductible. The 2002 effective tax rate of 34% on recurring operations excluded (i) the specific tax benefit of $5.0 million related to non-recurring and restructuring items, and (ii) a tax benefit of $1.8 million related to certain costs incurred in the restructuring actions taken in 2001, which were not originally expected to be deductible, but which, as a result of actions undertaken in 2002, were deemed deductible.

Based on our historical experience and future business plans we do not expect to repatriate our foreign source earnings to the United States. As a result, we have not provided deferred taxes on such earnings or the difference between tax rates in the United States and the various foreign jurisdictions where such amounts were earned. Further, there are various limitations on our ability to utilize foreign tax credits on such earnings when repatriated. As such, we may incur taxes in the United States upon repatriation without credits for foreign taxes paid on such earnings.

We have established valuation allowances against the possible future tax benefits of current losses where expected future taxable income does not support the realization of the deferred tax assets. We formally assess the likelihood of being able to utilize current tax losses in the future on a country by country basis, with the determination of each quarter's income tax provision; and we establish or increase valuation reserves upon specific indications that the carrying value of a tax asset may not be recoverable, or alternatively we reduce valuation reserves upon specific indications that the carrying value of the tax asset is more likely than not recoverable or upon the implementation of tax planning strategies allowing an asset previously determined not realizable to be viewed as realizable. The table below summarizes certain information regarding the gross deferred tax assets and valuation allowance for the last three years ($ in millions):

	December 31,		
	2003	2002	2001
Gross Deferred Tax Asset	$ 84.4	70.0	62.4
Valuation Allowance	$ 9.0	12.2	12.1

The increases in gross deferred tax assets from 2002 to 2003 and from 2001 to 2002 were the result of tax loss carryovers in all regions, write downs of investments, other differences in the timing of income recognition on investments, and currency fluctuation. Gross deferred asset growth in 2002 and 2003 included a significant loss in a previously profitable jurisdiction, which is expected to return to profitability by 2005 and for which a valuation reserve was not provided.

We evaluate our segment operating performance before tax, and do not consider it meaningful to allocate tax by segment. Estimations and judgments relevant to the determination of tax expense, assets, and liabilities require analysis of the tax environment and the future profitability, for tax purposes, of local statutory legal entities rather than business segments. Our statutory legal entity structure generally does not mirror the way that we organize, manage and report our business operations. For example, the same legal entity may include both Investment Management and IOS businesses in a particular country.

Accounting for Self-insurance Programs - In our Americas business, consistent with other American companies, we have chosen to retain certain risks regarding workers' compensation and health insurance rather than purchase third-party insurance. Estimating our exposure to such risks involves subjective judgments about future developments. We engage the services of an independent actuary to assist us in quantifying our potential exposure.

- **Health Insurance** - We chose to self-insure our health benefits for all U.S. based employees for the first time in 2002, although we did purchase stop loss coverage to limit our exposure. We made this decision because we believed that on the basis of our historic claims experience, the demographics of our workforce and trends in the health insurance industry, we would incur reduced expense in self-insuring our health benefits as opposed to purchasing health insurance through a third-party. We engage an actuary who specializes in health insurance to estimate our likely full year cost at the beginning of the year and expense this cost on a straight-line basis throughout the year. In the fourth quarter, we employ the same actuary to estimate the required reserve for unpaid health costs we would need at year-end, together with an initial estimate of costs for the following year, which we use for periodic reporting purposes. With regard to the year-end reserve, the actuary provides us with a point estimate. We accrue to that estimate and adjust for a provision for adverse deviation. Given the nature of medical claims, it may take up to 24 months for claims to be processed and recorded. During the third quarter of 2003, our external benefit provider completed its analysis of the development of the 2002 reserve estimate from year-end. As a result of this analysis, we determined that we were over-reserved for our 2002 exposures by $780,000 and we credited this to expense in the third quarter of 2003 as a change in estimate. The reserve balances and current year movements for the 2002 and 2003 programs are as follows ($ in millions):

	Program Year	
	2003	2002
Reserve at December 31, 2002	$ --	2.4
Claims paid	--	(1.2)
Adjustments to prior year reserves	--	(0.8)
Current year program reserves	4.1	--
Reserves at December 31, 2003	$ 4.1	0.4

The table below sets out certain information related to the cost of this program for the years ended December 31, 2003 and 2002 ($ in millions):

	2003	2002
Expense to company	$ 12.0	12.2
Adjustment to prior year reserve	(0.8)	--
Total program cost to company	$ 11.2	12.2

As we had previously purchased health insurance from a third-party, there were no similar accruals in 2001.

- **Workers' Compensation Insurance** - Given our belief, based on historical experience, that our workforce has experienced lower costs than is normal for our industry, we have been self-insured for worker's compensation insurance for a number of years. On a periodic basis we accrue using the various state rates based on job classifications and engage an independent actuary who specializes in worker's compensation to estimate our exposure based on actual experience. Given the significant judgmental issues involved in this evaluation, the actuary provides us a range of potential exposure and we reserve within that range. The table below sets out the range and our actual reserve for the last three years ($ in millions):

	Maximum Reserve	Minimum Reserve	Actual Reserve
December 31, 2003	$ 6.8	5.3	6.8
December 31, 2002	$ 6.4	4.9	6.1
December 31, 2001	$ 7.2	5.1	6.4

Given the uncertain nature of claim reporting and settlement patterns associated with workers' compensation insurance, we have accrued at the higher end of the range.

- **Captive Insurance Company** - In order to better manage our global insurance program, the Company and its predecessor entities have used a captive insurance company to provide professional indemnity insurance coverage on a "claims made" basis to certain of our international operations in addition to traditional insurance coverage. The maximum risk retained by this captive insurance company in any one year is pound sterling 1 million (approximately $1.8 million). Given the nature of these types of claims, it may take several years for there to be a resolution of the underlying claims and to finalize the expense. We are required to estimate the ultimate cost of these claims. This estimate includes specific claim reserves that are developed on the basis of a review of the circumstances of the individual claim. Given that the timeframe for these reviews may be lengthy, we also provide a reserve against the current year exposures on the basis of our historic loss ratio.

The table below provides details of the year-end reserves, which can relate to multiple years, for the last three years ($ in millions):

December 31, 2003	$ 2.7
December 31, 2002	$ 1.7
December 31, 2001	$ 2.0

Commitments and Contingencies - We are subject to various claims and contingencies related to lawsuits, taxes and environmental matters as well as commitments under contractual obligations. Many of these claims are covered under our current insurance programs, subject to deductibles. We recognize the liability associated with commitments and contingencies when a loss is probable and estimable. Our contractual obligations generally relate to the provision of services by us in the normal course of our business.

Items Affecting Comparability

Non-Recurring and Restructuring Charges

We have incurred significant non-recurring and restructuring charges for the years ended December 31, 2003, 2002 and 2001. These charges are made up of the following ($ in millions):

Non-Recurring & Restructuring Charges	2003	2002	2001
Impairment of E-commerce Investments	$ --	(0.3)	18.0
Land Investment & Development Group Impairment Charges	--	3.0	3.5
Insolvent Insurance Providers	(0.6)	--	1.9
Abandonment of Property Management Accounting System:			
Compensation and Benefits	0.1	--	--
Operating, Administrative and Other	5.0	--	--
Merger Related Stock Compensation	(2.5)	--	--
2001 Global Restructuring Program:			
Compensation & Benefits	(0.1)	(1.3)	40.1
Operating, Administrative & Other	--	0.1	13.7
2002 Global Restructuring Program:			
Compensation & Benefits	(2.1)	12.7	--
Operating, Administrative & Other	4.6	0.7	--
Total Non-Recurring & Restructuring Charges	$ 4.4	14.9	77.2
Net tax benefit for current year charges	$ 2.2	5.0	21.3
Net tax benefit for prior year charges	3.0	1.8	--
	$ 5.2	6.8	21.3

See Note 6 to Notes to Consolidated Financial Statements for a more detailed discussion of these non-recurring and restructuring items.

Adoption of Staff Accounting Bulletin No. 101, As Amended by Staff Accounting Bulletin No. 104, "Revenue Recognition in Financial Statements" ("SAB 101")

Effective January 1, 2000, as a result of the implementation of Staff Accounting Bulletin No. 101, as amended by Staff Accounting Bulletin No. 104, "Revenue Recognition in Financial Statements" ("SAB 101"), we recorded a one-time, non-cash, after-tax cumulative change in accounting principle of $14.2 million, net of taxes $8.7 million. This adjustment represented revenues of $22.9 million that had been recognized prior to January 1, 2000 that would not have been recognized if the new accounting policy had been in effect in the years prior to 2000. With the exception of $500,000 of revenues related to the land investment business, a business we exited in 2001, these revenues were fully recognized by December 31, 2002 as the underlying contingencies were satisfied. We recognized $400,000 and $5.8 million of these revenues in the twelve months ended December 31, 2002 and 2001, respectively, with the balance in the twelve months ended December 31, 2000. We have determined that the subsequent impairment of the specific land business investment means that the $500,000 of revenues that were included in this adjustment will not be collected, and therefore will not be recorded as revenue. This item will have no impact on our earnings or cash flow. SAB 101 is discussed in detail in Note 17 of Notes to Consolidated Financial Statements.

Adoption of FASB Statement No. 142, "Goodwill and Other Intangible Assets" ("SFAS 142")

We adopted the provisions of SFAS 142 effective January 1, 2002. As a result of implementing SFAS 142, we recorded an after-tax credit to earnings representing the cumulative change in accounting principle of $846,000, which represented the negative goodwill balance at January 1, 2002. For the twelve months ended December 31, 2002, as compared to the twelve months ended December 31, 2001, the net impact of SFAS 142 was to cease the amortization of goodwill with indefinite lives. Amortization of goodwill with indefinite lives was $9.6 million for the twelve months ended December 31, 2001. SFAS 142 is discussed in detail in Note 15 of Notes to Consolidated Financial Statements.

LaSalle Investment Management Revenues

Our real estate money management business is in part compensated through the receipt of incentive fees where investment performance exceeds agreed benchmark levels. Depending upon performance, these fees can be significant and will generally be recognized when agreed events or milestones are reached. Equity earnings from unconsolidated ventures may also vary substantially from period to period for a variety of reasons, including as a result of; (i) impairment charges, (ii) realized gains on asset dispositions, or (iii) incentive fees recorded as equity earnings. The timing of recognition of these items may impact comparability between quarters, in any one year, or compared to a prior year. The comparability of these items can be seen in Note 7 to Notes to Consolidated Financial Statements and is discussed further in Segment Operating Results included herein.

Foreign Currency

We operate in a variety of currencies in 34 countries, but report our results in U.S. dollars. This means that our reported results may be positively or negatively impacted by the volatility of currencies against the U.S. dollar. This volatility makes it more difficult to perform period-to-period comparisons of the reported U.S. dollar results of operations. As an example, the euro, the pound sterling and the Australian dollar, each a currency used in a significant portion of our operations, weakened significantly against the U.S. dollar in 2001 but gradually strengthened over the last nine months of 2002 and has remained strong in 2003. This means that for those businesses located in jurisdictions that utilize these currencies, the reported U.S. dollar revenues and expenses in 2003 demonstrate an apparent growth rate that is not consistent with the real underlying growth rate in the local operations. In order to provide more meaningful period-to-period comparisons of the reported results of operations in our discussion and analysis of financial condition and results of operations, we have provided information about the impact of foreign currencies where we believe that it is necessary. In addition, we set out below guidance as to the key currencies in which the Company does business and their significance to reported revenues and operating results. The operating results sourced in pound sterling and U.S. dollars understate the profitability of the businesses in the United Kingdom and America because they include the locally incurred expenses of our global offices in London and Chicago, respectively, as well as the European regional office in London. The revenues and operating income of the global investment management business are allocated to their underlying currency, which means that this analysis may not be consistent with the performance of the geographic IOS segments. In particular, as incentive fees are earned by this business, there may be significant shifts in the geographic mix of revenues and operating income. The following table sets forth revenues and operating income (loss) derived from our most significant currencies ($ in millions, except for exchange rates).

	Pound Sterling	Euro	Australian Dollar	US Dollar	Other	Total
Revenues						
Q1, 2003	$ 37.7	37.2	13.7	70.0	29.3	187.9
Q2, 2003	$ 43.9	36.5	18.7	75.9	38.6	213.6
Q3, 2003	$ 50.7	36.7	19.6	84.0	27.1	218.1
Q4, 2003	$ 64.2	53.8	25.8	138.5	47.9	330.2
	$ 196.5	164.2	77.8	368.4	142.9	949.8
Q1, 2002	$ 34.9	32.7	12.4	63.3	26.6	169.9
Q2, 2002	$ 47.1	32.2	16.5	70.2	33.8	199.8
Q3, 2002	$ 43.6	35.7	17.1	89.7	30.4	216.5
Q4, 2002	$ 60.4	46.3	17.4	108.5	43.8	276.4
	$ 186.0	146.9	63.4	331.7	134.6	862.6

	Pound Sterling	Euro	Australian Dollar	US Dollar	Other	Total
Operating Income (Loss)						
Q1, 2003	$ (2.6)	2.9	(1.4)	(2.4)	(3.4)	(6.9)
Q2, 2003	$ (0.4)	0.1	(4.1)	1.9	5.3	2.8
Q3, 2003	$ 4.8	1.9	0.7	7.4	1.2	16.0
Q4, 2003	$ 7.1	3.9	2.4	31.1	5.8	50.3
	$ 8.9	8.8	(2.4)	38.0	8.9	62.2
Q1, 2002	$ (2.5)	3.8	(2.5)	(1.0)	(1.9)	(4.1)
Q2, 2002	$ 7.2	(0.2)	(0.3)	2.9	2.7	12.3
Q3, 2002	$ 1.8	2.6	0.4	13.8	(0.8)	17.8
Q4, 2002	$ 9.0	1.3	5.7	10.5	2.2	28.7
	$ 15.5	7.5	3.3	26.2	2.2	54.7
Average Exchange Rates (U.S. dollar equivalent of one foreign currency unit)						
Q1, 2003	1.600	1.075	0.595	N/A	N/A	N/A
Q2, 2003	1.624	1.140	0.644	N/A	N/A	N/A
Q3, 2003	1.617	1.130	0.656	N/A	N/A	N/A
Q4, 2003	1.718	1.202	0.718	N/A	N/A	N/A
Q1, 2002	1.426	0.877	0.520	N/A	N/A	N/A
Q2, 2002	1.464	0.924	0.553	N/A	N/A	N/A
Q3, 2002	1.551	0.985	0.548	N/A	N/A	N/A
Q4, 2002	1.576	1.004	0.559	N/A	N/A	N/A

New Accounting Standards

Defined Benefit Pension Plan Disclosures

In December 2003, FASB Statement No. 132 (revised), "Employers' Disclosures about Pensions and Other Postretirement Benefits" ("SFAS 132-R"), was issued. SFAS 132-R revises the employers' disclosure requirements regarding defined benefit pension plans contained in the original FASB Statement No. 132; it does not change the measurement or recognition of those plans. SFAS 132-R also requires additional disclosures about the assets, obligations, cash flows, and net periodic benefit cost of these plans. SFAS 132-R is generally effective for fiscal years ending after December 15, 2003 for U.S. based plans, and applies to non-U.S. based plans for fiscal years ending after June 15, 2004. As our defined benefit pension plans are non-U.S. based plans, the additional disclosure required under SFAS 132-R will be required in our annual report for the year ended December 31, 2004.

Accounting for Asset Retirement Obligations

We adopted the provisions of FASB Statement No. 143, "Accounting for Asset Retirement Obligations" ("SFAS 143"), as of January 1, 2003. SFAS 143 addresses financial accounting and reporting obligations associated with the retirement of tangible long-lived assets and the associated retirement costs. The standard applies to legal obligations associated with the retirement of long-lived assets that result from the acquisition, construction, development and/or normal use of the asset.

SFAS 143 requires that the fair value of the liability for an asset retirement obligation be recognized in the period in which it is incurred if a reasonable estimate of fair value can be made. The fair value of the liability is added to the carrying amount of the associated asset and this additional carrying amount is depreciated over the life of the asset. The liability is accreted at the end of each period through charges to operating expense. If the obligation is settled for other than the carrying amount of the liability, we will recognize a gain or loss on settlement. Operating leases for space we occupy in certain of our Asian markets contain obligations that would require us, on termination of the lease, to reinstate the space to its original condition. We have assessed our liability under such obligations as required by the adoption of SFAS 143. This has not had a material impact on our financial statements.

Accounting for Costs Associated with Exit or Disposal Activities

As of January 1, 2003, we adopted FASB Statement No. 146, "Accounting for Costs Associated with Exit or Disposal Activities" ("SFAS 146"). SFAS 146 requires that a liability for costs associated with an exit or disposal activity be recognized when the liability is incurred rather than when a company commits to such an activity, and, SFAS 146 also establishes fair value as the objective for initial measurement of the liability. SFAS 146 is effective for exit or disposal activities that are initiated after December 31, 2002. The adoption has not had a material impact on our financial statements.

For the twelve months ended December 31, 2003 we recorded a charge of $4.6 million to the non-recurring operating, administrative and other expense for additional lease costs of excess space. In accordance with SFAS 146, any costs related to the early exit of leases or abandoned new space have been recorded at the time we ceased use of/abandoned the leased space.

Accounting and Disclosure by Guarantors

We apply FASB Interpretation No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others" ("FIN 45"), which addresses the disclosure to be made by a guarantor in its interim and annual financial statements about its obligations under guarantees. The Company has not entered into, or modified guarantees pursuant to the recognition provisions of FIN 45 that have had a significant impact on the financial statements during the twelve months ended December 31, 2003. Guarantees covered by the disclosure provisions of FIN 45 are discussed in the "Liquidity and Capital Resources" contained herein.

Consolidation of Variable Interest Entities

In January 2003 the FASB issued Interpretation No. 46, "Consolidation of Variable Interest Entities, an Interpretation of ARB No. 51" ("FIN 46"). FIN 46 addressed the consolidation by business enterprises of variable interest entities as defined. FIN 46 applied immediately to variable interests in variable interest entities created after January 31, 2003. We have not invested in any variable interest entities created after January 31, 2003. For public enterprises with a variable interest entity created before February 1, 2003, the FASB modified the application date of FIN 46 to no later than the end of the interim or annual period ending after December 15, 2003 as it prepared to issue additional guidance.

In December 2003, the FASB issued FASB Interpretation No. 46 (revised December 2003), "Consolidation of Variable Interest Entities, an interpretation of ARB No. 51" ("FIN 46-R"), which addresses how a business enterprise should evaluate whether they have a controlling financial interest in an entity through means other than voting rights, and accordingly should consolidate the entity. FIN 46-R replaces FIN 46. We have not fully assessed the impact of FIN 46-R on our consolidated financial statements, but do not anticipate its application to be material.

Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity

In May 2003, the FASB issued Statement No. 150, "Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity" ("SFAS 150"). SFAS 150 establishes standards for how an issuer classifies and measures in its statement of financial position certain financial instruments with characteristics of both liabilities and equity. SFAS 150 requires issuers to classify as liabilities (or assets in some circumstances) three classes of freestanding financial instruments that embody obligations for the issuer; specifically, (i) a mandatorily redeemable financial instrument, (ii) an obligation to repurchase the issuer's equity, (iii) certain obligations to issue a variable number of shares. SFAS 150 is effective for financial instruments entered into or modified after May 31, 2003, and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003. The effective date has been deferred indefinitely for certain other types of mandatorily redeemable financial instruments. At this time we do not believe that we have any financial instruments that are subject to the standards of SFAS 150.

Market and Other Risk Factors

Market Risk

The principal market risks (namely, the risk of loss arising from adverse changes in market rates and prices) to which we are exposed are:

- Interest rates on our multi-currency credit facility; and
- Foreign exchange risks

In the normal course of business, we manage these risks through a variety of strategies, including the use of hedging transactions using various derivative financial instruments such as foreign currency forward contracts. We do not enter into derivative transactions for trading or speculative purposes.

Interest Rates

We centrally manage our debt, considering investment opportunities and risks, tax consequences and overall financing strategies. We are primarily exposed to interest rate risk on the $225 million revolving multi-currency credit facility due in 2006 that is available for working capital, investments, capital expenditures and acquisitions. This facility bears a variable rate of interest based on market rates. The interest rate risk management objective is to limit the impact of interest rate changes on earnings and cash flows and to lower the overall borrowing costs. To achieve this objective, in the past we have entered into derivative financial instruments such as interest rate swap agreements when appropriate and may do so in the future. We entered into no such agreements in the years ended December 31, 2003 and 2002, and we had no such agreements outstanding at December 31, 2003.

The effective interest rate on our debt was 8.2% in 2003, compared to 7.3% in 2002. The increase in the effective interest rate is due to a change in the mix of our average borrowings being more heavily weighted towards the higher coupon Euro Notes as a function of the strong cash flow of the company being used to reduce revolver borrowings which have lower market interest rates.

A 50 basis point increase in the effective interest rate on the revolving credit facility would have increased our net interest expense by $135,000 in 2003 and $370,000 in 2002.

Foreign Exchange

Our revenues outside of the United States totaled 61% of our total revenues in 2003 and in 2002. Operating in international markets means that we are exposed to movements in these foreign exchange rates, primarily the British pound (21% of 2003 revenues and 22% of 2002 revenues) and the euro (17% of 2003 and 2002 revenues). Changes in these foreign exchange rates would have the largest impact on translating the results our international operations into U.S. dollars.

The British pound expenses incurred as a result of both our worldwide operational headquarters and our European region headquarters being located in London act as a partial operational hedge against our translation exposure to the British pound. A 10% change in the average exchange rate for the British pound in 2003 and in 2002 would have impacted our pre-tax net operating income by approximately $900,000 and $1.5 million, respectively.

The interest on the euro 165 million of notes we issued during 2000 acts as a partial hedge against the translation exposure on our euro denominated earnings. The net impact on our earnings before tax of a 10% change in the average exchange rate for the euro in 2003 would have been approximately $1 million as compared to $1.5 million in 2002.

We enter into forward foreign currency exchange contracts to manage currency risks associated with intercompany loan balances. At December 31, 2003, we had forward exchange contracts in effect with a gross notional value of $244.3 million ($205.4 million on a net basis) with a market and carrying gain of $3.9 million.

Seasonality

Historically, our revenue, operating income and net earnings in the first three calendar quarters are substantially lower than in the fourth quarter. Other than for our Investment Management segment, this seasonality is due to a calendar-year-end focus on the completion of real estate transactions, which is consistent with the real estate industry generally. Our Investment Management segment earns performance fees on clients' returns on their real estate investments. Such performance fees are generally earned when assets are sold, the timing of which is geared towards the benefit of our clients. Non-variable operating expenses, which are treated as expenses when they are incurred during the year, are relatively constant on a quarterly basis.

Results of Operations

Year Ended December 31, 2003 Compared to Year Ended December 31, 2002

We operate in a variety of currencies, but report our results in U.S. dollars, which means that our reported results may be positively or negatively impacted by the volatility of those currencies against the U.S. dollar. This volatility means that, the reported U.S. dollar revenues and expenses in 2003, as compared to 2002, demonstrate an apparent growth rate that may not be consistent with the real underlying growth rate in the local operations. In order to provide more meaningful period-to-period comparisons of the reported results, we have included the below table which details the movements in certain reported U.S. dollar lines of the Consolidated Statement of Earnings ($ in millions) (nm = not meaningful).

	2003	2002	Increase / (Decrease) in U.S. Dollars		% Change in Local Currency
Total revenue	$ 949.8	862.6	87.2	10.1%	2.5%
Compensation & benefits	612.4	543.0	69.4	12.8%	5.2%
Operating, administrative & other	234.0	212.9	21.1	9.9%	1.9%
Depreciation & amortization	36.9	37.1	(0.2)	(0.5%)	(6.3%)
Non-recurring	4.4	14.9	(10.5)	nm	nm
Total operating expenses	887.7	807.9	79.8	9.9%	2.5%
Operating income	$ 62.1	54.7	7.4	13.5%	2.7%

Revenue

The 2.5% local currency increase in revenues in 2003 reflects strong revenue performance in our Americas and Asia Pacific IOS businesses as modest economic recoveries started to restore client activity, offset by weakness in Europe IOS as the economic slowdown continued. See below for additional discussion of our segment operating results.

Operating Expenses

The increase in U.S. dollar operating expenses in 2003 reflects the general strengthening of our key currencies against the U.S. dollar. Excluding the impact of movements in foreign currency exchange rates, the increase primarily relates to compensation and benefits which is a result of positive operational performance in certain markets, investments in people in growth markets and to maintain market position in core markets, and an increase in payroll/social taxes as governments (particularly in Europe) seek to raise their revenues to lower budget deficits. The improved revenue performance in Americas resulted in increased incentive compensation in 2003 when compared to 2002. The increase also includes salary and related payroll and social taxes as we implemented a strategic growth plan in our North Asia business and supported new fund activities and products in our Investment Management business through increased staffing.

We have continued our successful efforts to control operating, administrative and other costs, which were up only 1.9% in local currency terms. The 1.9% increase in local currency terms also includes the impact of increases in costs that are not entirely under our control, such as the $3.0 million increase in insurance cost we have experienced in 2003, which reflects the continuing market tightening of cost and availability. Finally, operating, administrative and other expense in 2002 benefitted from a credit of $2.0 million relating to the reversal of a specific bad debt reserve originally established in 1995.

The non-recurring expense for 2003 includes a charge of $5.1 million related to the abandonment of a property management accounting system that was in the process of being implemented in Australia, and a charge of $4.4 million for excess leased space where we have decided to utilize our existing space rather than relocating to new space as originally intended. Partially offsetting these charges is the reversal of a reserve of $2.5 million for potential social tax liabilities originally established with regard to compensation connected with the merger with Jones Lang Wootton. In addition, the combination of new client wins and expanded assignments for existing clients in the Americas IOS business has resulted in a permanent reevaluation of planned headcount reductions such that we have reversed certain reserves established in 2002 for the global restructuring program. Non-recurring expense in 2002 included $12.7 million related to the compensation and benefits expense of a reduction in force, approximately $500,000 for the future lease cost of excess space and $3.0 million of impairment charges related to investments made by business exited in 2001. See Note 6 to Notes to Consolidated Financial Statements for a further discussion of non-recurring items.

Operating Income

The increase in operating income in 2003 is due to 2002 including $14.9 million in non-recurring expense compared with $4.4 million in 2003. Excluding this expense, operating income is slightly lower than when compared to 2002.

Interest Expense

Interest expense, net of interest income, increased $837,000 to $17.9 million in 2003 from $17.0 million in 2002. This increase is primarily the result of the impact of the strengthening euro on the U.S. dollar value of reported interest expense on the Euro Notes.

Provision for Income Taxes

The provision for income taxes was $8.3 million in 2003 as compared to $11.0 million in 2002. The decrease in the tax provision is primarily due to a decreased effective tax rate in 2003 as compared to 2002.

On an operational basis, excluding non-recurring and restructuring charges which are separately tax effected, we achieved a 27.7% effective tax rate in 2003 as compared to a rate of 34% in 2002. The decrease in our effective tax rate is primarily due to effective tax planning to (i) reduce the impact of losses in jurisdictions where we cannot recognize tax benefits, (ii) reduce the incidence of double taxation of earnings and other tax inefficiencies and (iii) planning steps to reduce the effective rate of taxation on international earnings. The 2003 effective tax rate of 27.7% excludes a one-time tax benefit of $3.0 million, and the 2002 effective tax rate of 34% excludes a one-time tax benefit of $1.8 million. In both situations these tax benefits related to certain costs incurred in restructuring actions taken in 2001 that were not originally thought to be deductible for tax purposes; however as a result of subsequent actions, these costs are now considered deductible. Including these one-time tax benefits, we achieved an effective tax rate of 18.6% in 2003 and 29.3% in 2002. See note 11 to Notes to Consolidated Financial Statements for a further discussion of our effective tax rate.

Net Income

Net income before the extraordinary item and cumulative change in accounting principle increased by $10.2 million to $36.1 million in 2003, as compared to $25.9 million in 2002. Including the extraordinary gain on the acquisition of minority interest (a net benefit of $341,000) and the cumulative change in accounting principle related to the adoption of SFAS 142 (a net benefit of $846,000), our net income for 2002 was $27.1 million.

Segment Operating Results

We manage our business along a combination of functional and geographic lines. We report our operations as four business segments: (i) Investment Management, which offers Real Estate Money Management services on a global basis, and the three geographic regions of Investor and Occupier Services ("IOS"): (ii) Americas, (iii) Europe and (iv) Asia Pacific, each of which offers our full range of Real Estate Investor Services, Real Estate Capital Markets and Real Estate Occupier Services. The Investment Management segment provides Real Estate Money Management services to institutional investors and high-net-worth individuals. The IOS business consists primarily of tenant representation and agency leasing, capital markets and valuation services (collectively "implementation services") and property management, facilities management services, project and development management services (collectively "management services").

We have not allocated non-recurring and restructuring charges to the business segments for segment reporting purposes and therefore these costs are not included in the discussions below.

Investor and Occupier Services

Americas

	2003	2002	Increase / (Decrease)	
Revenue	$ 313.5	290.9	22.6	7.8%
Operating expense	275.7	258.9	16.8	6.5%
Operating income	37.8	32.0	5.8	18.1%

The American market began to experience recovery in 2003. Results in most business lines improved when compared to 2002, the exception being our New York operations where economic conditions in the leasing market impacted our results.

Overall, we improved our market position in the New York market and are well-positioned to benefit from any increased activity. Highlighting the increase in revenues was our Project and Development Services unit which expanded several multi-site engagements and also increased the level of its privatization services, which provide public and private transaction and advisory services to public institutions. A significant contribution was also made by our Tenant Representation unit which experienced increased transaction flow with strategic alliance clients, as well as by the strong performance of our Hotels business.

The increase in operating expense in 2003 primarily relates to incentive compensation and other business and revenue generation related costs matching increased business activity. Also contributing to the increase in expenses is an investment in headcount that has been made to improve our position in the Canadian market. A focus on maintaining the quality of our client base, together with aggressive management of our accounts receivable, resulted in a reduction of bad debt expense of $1.1 million. The rising cost of health insurance prompted us to begin self-insuring our health benefits in the Americas in 2002, which has allowed us to stabilize this cost through 2003.

Europe

	2003	2002	Increase / (Decrease) in U.S. dollars		% Change in Local Currency
Revenue	$ 351.1	317.8	33.3	10.5%	(3.3%)
Operating expense	338.1	300.0	38.1	12.7%	(1.1%)
Operating income	13.0	17.8	(4.8)	(27.0%)	(38.5%)

We began to first see the full impact of challenging economic conditions on our revenues in Europe in the second half of 2002. These economic conditions continued into 2003, although on a country by country basis we have seen a mix of positives offsetting negatives. The core European markets of Germany, France, Belgium and Holland have experienced continued revenue declines throughout 2003. Partially offsetting these declines have been continued positive revenue performances throughout 2003 in the growth markets of Italy, Spain, Portugal, Sweden and Central Europe. The England market began to show signs of recovery with positive revenue performance in the fourth quarter. In addition, the European Hotels business has performed strongly, and achieved record revenue levels in 2003, helped by several large transactions. The most significant impact on revenues has been the continuing decline of leasing revenues, which in local currency terms were down 15% year-over-year. The Capital Markets business, particularly cross border, has remained stable, supported by the low interest rate environment and strong appetite for real estate as an investment option.

At this stage in the economic cycle, we are protecting our market position, particularly in leasing, such that there is limited capacity to flex our cost structure, especially with regard to compensation cost. These costs were flat in local currency terms year-over-year as restructuring savings offset statutory salary increases as well as increased social taxes. Operating and administrative costs were down in local currency terms year-on-year, reflecting discipline and focus across the business in controlling costs in a difficult economic environment.

Asia Pacific

	2003	2002	Increase / (Decrease) in U.S. dollars		% Change in Local Currency
Revenue	$ 172.7	145.4	27.3	18.8%	9.3%
Operating expense	175.4	145.6	29.8	20.5%	12.2%
Operating loss	(2.7)	(0.2)	(2.5)	nm	nm

Revenue performance in Asia Pacific was positive, but was held back by economic conditions in certain markets and the impact of SARS on the first nine months of the year. Showing signs of recovery, our Hong Kong business experienced a strong finish to the year. Our North Asia business continued a trend of positive performance, especially in the growth markets of Japan, Korea and China. Our India business, benefitting from the growth market of that country, recorded its first profitable year on revenues that grew more than $2.8 million, a 120% increase over last year as we saw global corporate clients invest in this market.

Because of the importance of Asia Pacific to our global corporate clients we have invested in headcount related costs to maintain service levels in key markets, particularly North Asia and India. This investment will continue as we seek to capitalize on the potential of these growing markets. We have also been required to invest to maintain our market position in core markets such as Australia.

Investment Management

	2003	2002	Increase / (Decrease) in U.S. dollars		% Change in Local Currency
Revenue	$ 113.3	109.0	4.3	3.9%	(1.3%)
Operating expense	94.9	89.0	5.9	6.6%	0.7%
Operating income	18.4	20.0	(1.6)	(8.0%)	(10.3%)

The decrease in revenues for our Investment Management business in local currency terms can be attributed to the timing of incentive fees, as 2002 included a large incentive fee related to the performance of an investment portfolio in which we have a co-investment. There were no similarly sized incentive fees in 2003. Partially offsetting the timing difference was an increase in equity earnings as market conditions and the increased demand for higher quality institutional real estate prompted us to accelerate the pace of dispositions in order to respond to capital market trends and lock in gains for ourselves and on behalf of our clients. In addition, advisory fees increased 12% as we continued to perform against our goal of improving the advisory fee base of this business. Revenue in the American markets was in line with 2002. We continued with expansion initiatives in Canada, which closed its first fund in 2003. Europe continued to feel the impact of economic difficulties in continental Europe which resulted in us recording an impairment charge of $4.1 million to equity earnings, representing our equity share of an impairment charge against individual assets held by funds in this region. Asia Pacific continued to see growth in 2003 with the first separate account mandate in this region and development of additional fund products that we expect to crystallize in 2004.

The slight increase in operating expense in local currencies can be attributed to an increase in operating, administrative and other expense partially offset by a decrease in incentive compensation. Both movements can be attributed to timing as 2002 included incentive compensation related to the large incentive fee mentioned above and the benefit of a $2.0 million credit for the reduction of a bad debt reserve originally established in 1995. As we continue to expand in the Asia Pacific and Canadian markets, we will continue to invest the necessary resources to deliver satisfactory results.

Year Ended December 31, 2002 Compared to Year Ended December 31, 2001

Reclassifications

Beginning in December 2002, we reclassified as revenue our recovery of indirect costs related to our management services business, as opposed to being classified as a reduction of expenses in the income statement. The amounts related to the recovery of indirect costs for the year ended December 31, 2002 have been updated in the discussions below. The amounts related to the recovery of indirect costs in our Asia Pacific region were not available for the year ended December 31, 2001 as it was necessary to reconfigure the reporting systems in this region to separate these costs. For additional discussion of these reclassifications see Note 2 to Notes to Consolidated Financial Statements.

Consolidated Review

In order to provide more meaningful period-to-period comparisons of the reported results we have included the below table which details the movements in certain reported U.S. dollar lines of the Consolidated Statement of Earnings ($ in millions):

	2002	2001	Increase / (Decrease) in U.S. dollars		% Change in Local Currency
Total revenue	$ 862.6	905.4	(42.8)	(4.7%)	(7.2%)
Compensation & benefits	543.0	545.6	(2.6)	(0.5%)	(2.8%)
Operating, administrative & other	212.9	222.2	(9.3)	(4.2%)	(6.3%)
Depreciation & amortization	37.1	47.4	(10.3)	(21.7%)	(23.1%)
Non-recurring	14.9	77.2	(62.3)	(80.7%)	(81.4%)
Total operating expenses	807.9	892.4	(84.5)	(9.5%)	(11.6%)
Operating income	$ 54.7	13.0	41.7	320.8%	262.3%

Revenue

Total revenue, after the elimination of intersegment revenue, decreased $42.8 million, or 4.7%, to $862.6 million in 2002 from $905.4 million in 2001. Excluding the impact of movements in foreign currency exchange rates, the 2002 revenue decline was 7.2%, when compared to 2001 results. This reflects the general strengthening of the euro, pound sterling and Australian dollar against the U.S. dollar when compared to 2001. The reduction in our revenues year-over-year reflected the weak global economy, but the impact was most significant in the American and European IOS businesses. The broad based restructuring initiated in the second half of 2001 was in anticipation of a decline in revenues as we had not anticipated a turnaround in overall economic conditions until late 2002. However, the severity and persistence of revenue pressures was greater than we expected.

Operating Expenses

Total operating expenses, after the elimination of intersegment expense and excluding the effects of non-recurring charges, decreased $22.2 million, or 2.7% to $793.0 million in 2002 from $815.2 million in 2001. The impact of the stronger euro, pound sterling and Australian dollar meant that the effectiveness of our cost reduction initiatives were masked by an increase in U.S. dollar reported expenses. Excluding the impact of movements in foreign currency exchange rates, the cost reduction was 4.9% for 2002. The reduction in expenses was largely the result of (i) the restructuring actions taken in 2001 to bring ongoing operating expenses in line with anticipated future business in light of the existing economic conditions, (ii) continued focus on discretionary costs, and (iii) the adoption of SFAS 142, which reduced amortization expense by $9.6 million over 2001. Partially offsetting this was $3.9 million of expenses related to our New York expansion initiated in late 2002.

Compensation and benefit expense decreased $2.6 million, or 0.5%, to $543.0 million in 2002 from $545.6 million in 2001. The decrease in compensation and benefit expense reflected the reduction in headcount as a result of the restructuring actions taken in 2001. Excluding the impact of movements in foreign currency exchange rates, compensation and benefit expense decreased by 2.8%. Incentive compensation increased as a result of improved performance in some business units as well as a rebuilding of incentive compensation pools from the low levels in 2001.

Operating expenses, excluding compensation and benefits expense and non-recurring charges, were down $19.6 million, or 7.3%, to $250.0 million in 2002 from $269.6 million in 2001, largely due to cost containment initiatives put in place in 2001. Areas which demonstrated significant cost savings in 2002 were travel and entertainment, marketing, and information technology, which benefitted from the renegotiation of our contract with a third-party support provider. In addition, bad debt expense was substantially lower, in part due to our ongoing focus on working capital management, but also because in 2001 we incurred a $3.9 million charge for unrecoverable receivables from technology related clients. The benefit resulting from adopting SFAS 142 (discussed in Note 15 to Notes to Consolidated Financial Statements) was reduced amortization expense of $9.6 million over 2001. The effectiveness of our cost saving initiatives in 2002 were partially masked by the impact of the strengthening of the euro, pound sterling and Australian dollar. Excluding the impact of movements in foreign currency exchange rates, operating administrative and other expenses decreased by 6.3%.

The non-recurring charges in 2001 of $77.2 million included the write-down of investments in e-commerce enterprises, reserves against potential liabilities associated with the bankruptcy of two insurance providers, severance and asset impairment costs associated with the global restructuring program in place at 2001, and included costs associated with exiting certain non-strategic business lines and the realignment of our Asia Pacific business along client and business lines. Actual costs incurred related to our 2001 broad based realignment varied from our original estimates for a variety of reasons, including the identification of additional facts and circumstances, the complexity of international labor law and developments in the underlying business, resulting in the unforeseen reallocation of resources and better or worse settlement discussions. These events have resulted in the recording of a credit to non-recurring compensation and benefits expense in 2002 of $1.3 million and an additional expense of $98,000 to non-recurring operating, administrative and other expense. In addition, in 2002 we incurred additional impairment expense and equity losses of $3.0 million related to investments made by businesses exited during the 2001 restructuring. The non-recurring charges in 2002 of $14.9 million include $12.7 million of severance costs associated with the most recent global restructuring program and approximately $500,000 for the lease costs of excess space as a result of this restructuring. See Note 6 to Notes to Consolidated Financial Statements for a more detailed discussion of these non-recurring and restructuring items.

Operating Income

We reported operating income, excluding non-recurring charges, of $69.6 million in 2002, a decrease of $20.6 million, or 22.8%, from $90.2 million in 2001. The change year-over-year in operating income before non-recurring and restructuring charges was the result of continued revenue pressures due to the slowdown in the global economy, partially offset by reduced expenses as a result of lower compensation costs due to the broad based restructuring in 2001, a strong focus on discretionary costs and the impact of the implementation of SFAS 142 on amortization expense.

Including non-recurring and restructuring charges, operating income increased $41.7 million, to $54.7 million in 2002 from $13.0 million in 2001. See Note 6 to Notes to Consolidated Financial Statements for a more detailed discussion of these non-recurring and restructuring items.

Interest Expense

Interest expense, net of interest income, decreased $3.2 million, or 15.8%, to $17.0 million in 2002 from $20.2 million in 2001. The decrease in interest expense was the result of lower average revolver borrowings at declining interest rates partially offset by the impact of the strengthening euro on the reported U.S. dollar value of the interest expense on the Euro Notes.

Provision for Income Taxes

The provision for income taxes was $11.0 million in 2002, as compared to $8.0 million in 2001. The increase in provision was primarily due to increased earnings before tax in 2002 compared to 2001.

On an operational basis, excluding non-recurring and restructuring charges, we achieved a 34% effective tax in 2002 compared to 42% in 2001. The decrease in our effective tax rate was due to the impact of tax planning undertaken in 2002, particularly planning to reduce the impact of losses in jurisdictions where we cannot recognize tax benefits and planning to reduce the incidence of double taxation of earnings and other tax inefficiencies. The reduction in the effective tax rate also reflects the benefits of the reduction in non-deductible goodwill amortization under SFAS 142 and a greater proportion of earnings in countries with lower corporate tax rates in 2002 compared to 2001. The effective tax rate of 34% excludes a one-time tax benefit of $1.8 million related to certain costs incurred in restructuring actions taken in 2001. These costs were not originally thought to be deductible for tax purposes; however, as a result of actions undertaken in 2002, these costs are now deductible. Including this one-time item, we achieved a 29% effective tax rate. See Note 11 to Notes to Consolidated Financial Statements for further discussion of our effective tax rate.

Net Income/(Loss)

Net income before the extraordinary item and cumulative change in accounting principle, increased $41.3 million, to $25.9 million in 2002, as compared to a net loss of $15.4 million in 2001. Including the extraordinary gain on the acquisition of minority interest (a net benefit of $341,000), and the cumulative change in accounting principle related to the adoption of SFAS 142 (a net benefit of $846,000), our net income for 2002 was $27.1 million as compared to a net loss of $15.4 million in 2001.

Segment Operating Results

We have not allocated non-recurring and restructuring charges to the business segments for segment reporting purposes and therefore these costs are not included in the discussions below.

Investor and Occupier Services

Americas

	2002	2001	Increase / (Decrease	
Revenue	$ 290.9	327.9	(37.0)	(11.3%)
Operating expenses	258.9	301.6	(42.7)	(14.2%)
Operating income	32.0	26.3	5.7	21.7%

Revenue for the Americas region decreased $37.0 million, or 11.3%, to $290.9 million in 2002, from $327.9 million in 2001. The pressure on revenues continued a trend that began in the middle of 2001. The most significant revenue declines during 2002, as compared to 2001, were experienced in our transaction business as clients continued to delay or defer decision making. We also found that our revenue per transaction reduced as clients maintained operational flexibility by entering into leases that were either for less space, or shorter time frames, both factors that impacted the amount of our fees. The Project and Development, Tenant Representation and the leasing part of our Leasing and Management units were most severely impacted. We also saw declines in our South American business as political uncertainty and economic difficulty adversely impacted revenues.

Operating expenses for the Americas region decreased $42.7 million, or 14.2%, to $258.9 million in 2002 from $301.6 million in 2001. The reduction in expense year-over-year was due to lower base compensation expense as a result of the restructuring actions taken in 2001, partially offset by increased incentive compensation, reflecting the improved financial and operating performance. There was also a continued focus on controlling discretionary costs. Areas which have seen significant cost savings in 2002 were travel and entertainment, information technology, which benefitted from the renegotiation of our contract with a third-party support provider, and bad debt expense, where 2001 included a write-off of $3.9 million related to unrecoverable receivables from technology related clients. The benefit resulting from adopting SFAS 142 was reduced amortization expense of $4.5 million over 2001.

Europe

	2002	2001	Increase / (Decrease) in U.S. dollars		% Change in Local Currency
Revenue	$ 317.8	344.8	(27.0)	(7.8%)	(12.6%)
Operating expenses	300.0	302.3	(2.3)	(0.8%)	(5.5%)
Operating income	17.8	42.5	(24.7)	(58.1%)	(61.6%)

Revenue for the Europe region decreased $27.0 million, or 7.8%, to $317.8 million in 2002 from $344.8 million in 2001. Excluding the impact of movements in foreign currency exchange rates, primarily the strengthening of the euro and pound sterling against the U.S. dollar, revenue for the Europe region decreased 12.6% when compared to 2001. The most significant declines in 2002, as compared to 2001, occurred in the leasing business in England, together with overall declines in our business in Germany and France, reflecting the difficult economic conditions they were experiencing.

Operating expenses for the region decreased $2.3 million, or 0.8%, to $300.0 million in 2002 from $302.3 million in 2001. Excluding the impact of movements in foreign currency exchange rates, primarily the strengthening of the euro and pound sterling against the U.S. dollar, expenses declined 5.5% when compared to 2001. The reduction in expense year-over-year was due to lower base compensation expense as a result of the restructuring actions taken in 2001, together with reduced incentive compensation, reflecting the decline in financial performance. Also contributing to the reduction in expenses year-over-year was a continued focus on controlling discretionary costs. The benefit resulting from adopting SFAS 142 was reduced amortization expense of $1.6 million over 2001.

Asia Pacific

	2002	2001	Increase / (Decrease) in U.S. dollars		% Change in Local Currency
Revenue	$ 145.4	129.6	15.8	12.2%	9.4%
Operating expenses	145.6	130.0	15.6	12.0%	9.9%
Operating loss	(0.2)	(0.4)	0.2	50.0%	nm

Revenue for the Asia Pacific region increased $15.8 million, or 12.2%, to $145.4 million in 2002 from $129.6 million in 2001. Excluding the impact of movements in foreign currency exchange rates, primarily due to the strengthening of the Australian dollar against the U.S. dollar, revenue for the Asia Pacific region increased 9.4%, when compared to 2001. As discussed in Note 2 to Notes to Consolidated Financial Statements, beginning in December 2002, we reclassified as revenue our recovery of indirect costs related to our management services business, as opposed to being classified as a reduction of expenses in the income statement. These amounts related to our Asia Pacific region were not available for 2001 as it was necessary to reconfigure the reporting systems in this region to separate these costs. The amount reclassified in 2002 for our Asia Pacific region amounted to $18.8 million. Excluding this reclassification in 2002, revenues decreased $3.0 million, or 2.3%. The most significant declines in 2002, as compared to 2001, occurred in Singapore, Hong Kong and Australia. Partially offsetting the decline of revenues in these markets are the markets of North Asia, which continue to show strong revenue growth year-over-year, primarily in the Investment Sales, Property Management and Tenant Representation units.

Operating expenses for the region increased $15.6 million, or 12.0%, to $145.6 million in 2002 from $130.0 million in 2001. Excluding the impact of movements in foreign currency exchange rates, primarily due to the strengthening of the Australian dollar against the U.S. dollar, operating expenses for the Asia Pacific region increased 9.9%, when compared to 2001. As discussed above, the amount reclassified in 2002 related to the recovery of indirect costs for our Asia Pacific region amounted to $18.8 million. Excluding this reclassification in 2002, operating expenses decreased $3.2 million, or 2.4%. A continued focus on discretionary costs helped in the expense reduction. Also, contributing to the reduction in expense was the benefit resulting from adopting SFAS 142, which resulted in reduced amortization expense of $2.0 million over 2001.

Investment Management

	2002	2001	Increase / (Decrease) in U.S. dollars		% Change in Local Currency
Revenue	$ 109.0	104.3	4.7	4.5%	3.1%
Operating expenses	89.0	82.6	6.4	7.7%	6.5%
Operating income	20.0	21.7	(1.7)	(7.8%)	(9.6%)

Investment Management revenue increased $4.7 million, or 4.5%, to $109.0 million in 2002 from $104.3 million in 2001. Excluding the impact of movements in foreign currency exchange rates, revenue for Investment Management increased 3.1% when compared to 2001. The most significant increase in 2002 occurred in Advisory Fees, with an increase of $7.3 million, or 9.6%, over 2001. The increase in Advisory Fees in 2002 was in part due to the recognition of $8.7 million related to the performance of an investment portfolio in which we have a co-investment. Included in revenues in 2001 were incentive fees and equity earnings of $14.4 million generated from the disposition of a hotel investment. Expansion into the Asia Pacific region positively impacted revenue with the Asia Recovery Fund in operation for the full year as compared to seven months in 2001.

Operating expenses increased $6.4 million, or 7.7%, to $89.0 million in 2002 from $82.6 million in 2001. Excluding the impact of movements in foreign currency exchange rates, operating expenses for Investment Management increased 6.5%, when compared to 2001. Base compensation and benefit expense increased in 2002 as staffing increased to support new fund activity, and there was also an increase in incentive compensation reflecting both improved financial and operating performance. Partially offsetting this increase was a reduction in other operating expense as result of focusing on discretionary cost control. Also, a $2.0 million reduction in bad debt reserves related to the partial reversal of a reserve, originally established in 1995 for a receivable due from Diverse Real Estate Holdings Limited Partnership ("Diverse"), favorably impacted operating expenses for the year as the underlying collateral was significantly enhanced in 2002. As discussed in Note 14 to Notes to Consolidated Financial Statements, the Chairman of our Board of Directors holds a 19.8% limited partnership interest in Diverse. The benefit resulting from adopting SFAS 142 was reduced amortization expense of $1.5 million over 2001.

Consolidated Cash Flows

Cash Flows From Operating Activities

During 2003, cash flows provided by operating activities totaled $110.0 million compared to $68.4 million in 2002. The cash flows from operating earnings can be further divided into cash generated from operations of $100.0 million (compared to $83.4 million in 2002) and cash generated from balance sheet movements, primarily working capital, of $10.0 million (compared to $15.0 million used in 2002). The increase in cash flows generated from operations reflected improved business performance in 2003, together with the fact that 2002 included significant non-recurring and restructuring charges associated with the realignment of our business. The increase in cash flows from changes in working capital of $25.0 million is primarily because of an increase in the level of accrued compensation recorded at December 31, 2003 driven by the timing of payroll as well as increased incentive compensation.

During 2002, cash flows provided by operating activities totaled $68.4 million compared to $54.1 million in 2001. The cash flows from operating earnings can be further divided into cash generated from operations of $83.4 million (compared to $73.9 million in 2001) and cash used in balance sheet movements, primarily working capital, of $15.0 million (compared to $19.8 million in 2001). The increase in cash flows generated from operations reflected improved business performance in 2002 over 2001, together with the fact that 2001 included significant non-recurring and restructuring charges associated with the realignment of our business. The reduction in cash flows from changes in working capital of $4.8 million can be attributed to a slowdown in the improvement in accounts receivable collection as we 1) approached the optimal level of accounts receivable and 2) saw difficult economic conditions resulting in clients seeking to extend payment periods. Offsetting this was a lower level of incentive compensation accrued at December 31, 2001 and paid in 2002, as compared to the amounts accrued at December 31, 2000 and paid in 2001.

Cash Flows Used in Investing Activities

We used $15.3 million in investing activities in 2003, which was a reduction in cash used of $11.0 million from the $26.3 million used in 2002. This reduction is primarily due to a decrease in investments in real estate ventures as market conditions in 2003, along with the increased demand for higher quality institutional real estate, prompted us to accelerate the pace of dispositions in order to respond to capital market trends and lock in gains on behalf of ourselves and our clients. We have also maintained our disciplined focus on capital expenditures in 2003.

We used $26.3 million in investing activities in 2002, which was a reduction in cash used of $6.2 million from the $32.5 million used in 2001. This reduction was a combination of reduced investment in fixed assets of $19.0 million, partially offset by increasing co-investments, where we had an outflow of $9.2 million to our investments in real estate ventures in 2002 versus a net inflow of $8.7 million in 2001.

Cash Flows Used in Financing Activities

In 2003, 2002 and 2001, $45.3 million, $38.8 million and $30.0 million, respectively, was used in financing activities as debt was paid-down and we repurchased shares of our common stock.

Liquidity and Capital Resources

Historically, we have financed our operations, acquisitions and co-investment activities with internally generated funds, our common stock and borrowings under our credit facilities. In the second quarter of 2003 we renegotiated our unsecured revolving credit facility agreement, reducing the facility from $275 million to $225 million and extending the term from 2004 to 2006. This replaced the previous $275 million revolving credit facility agreement and will continue to be utilized for working capital needs, investments and acquisitions. Under the terms of the revolving credit facility, we have the authorization to borrow up to an additional $60.0 million under local facilities. In addition, the facility size may be increased by up to $100 million if we redeem our 9% Senior Euro Notes (the "Euro Notes"). We have outstanding euro 165 million in aggregate principal amounts of Euro Notes, all of which matures on June 15, 2007. Beginning June 15, 2004, the Euro Notes can be redeemed, at our option, at the following redemption prices: during the twelve-month period commencing June 15, 2004 at 104.50% of principal; during the twelve-month period commencing June 15, 2005 at 102.25% of principal; and commencing June 15, 2006 and thereafter at 100.00% of principal. If the market conditions prove favorable, we intend to call the Euro Notes in June 2004 using the revolving credit facility or other sources to refinance this debt. The Euro Notes carry a 9% interest rate while our credit facility is priced at LIBOR plus 187 basis points. If we were to call the Euro Notes in June 2004, we would incur approximately $11.5 million (dependent upon prevailing exchange rates) of expense related to the acceleration of debt issuance cost amortization and the premiums paid to redeem the Euro Notes.

As of December 31, 2003, we did not have any borrowings outstanding under the revolving credit facility. We had borrowings of euro 165 million ($207.8 million) outstanding under the Euro Notes and short-term borrowings (including capital lease obligations) of $3.6 million. The short-term borrowings are primarily borrowings by subsidiaries on various interest-bearing overdraft facilities. As of December 31, 2003, $3.2 million of the total short-term borrowings were attributable to local overdraft facilities. The increase in the reported U.S. dollar book value of the Euro Notes of $34.7 million in 2003 was solely as a result of the strengthening euro. No additional Euro Notes have been issued. As a result of the strong cash generation of our business, we had $63.1 million of cash at December 31, 2003 as compared with $13.7 million at December 31, 2002.

Jones Lang LaSalle and certain of our subsidiaries guarantee the revolving credit facility and the Euro Notes (the "Facilities"). In addition, we guarantee the local overdraft facilities of certain subsidiaries. Third-party lenders request these guarantees to ensure payment by the Company in the event that one of our subsidiaries fails to repay its borrowing on an overdraft facility. The guarantees typically have one-year or two-year maturities. We apply FASB Interpretation No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others" ("FIN 45"), to recognize and measure the provisions of guarantees. The guarantees of the revolving credit facility, Euro Notes and local overdraft facilities do not meet the recognition provisions, but do meet the disclosure requirements of FIN 45. We have local overdraft facilities totalling $44.2 million, of which $3.2 million was outstanding as of December 31, 2003. We have provided guarantees of $30.3 million related to the local overdraft facilities, as well as guarantees related to the $225 million revolving credit facility and the euro 165 million Euro Notes, which in total represent the maximum future payments that Jones Lang LaSalle could be required to make under the guarantees provided for subsidiaries' third-party debt.

With respect to the revolving credit facility, we must maintain consolidated net worth of at least $318 million and a leverage ratio not exceeding 3.0 to 1. We must also maintain a minimum interest coverage ratio of 2.5 to 1 and a minimum fixed charge coverage ratio of 1.1 to 1. As part of the renegotiation of the revolving credit facility, the ratios for the leverage and minimum interest coverage were revised to provide more operating flexibility under these covenants. Our covenants exclude the impact of certain of the non-cash charges related to the abandonment of a property management system in Australia and certain of the charges taken in 2002 related to the Land Investment Group. We are in compliance with all covenants at December 31, 2003. Additionally, we are restricted from, among other things, incurring certain levels of indebtedness to lenders outside of the Facilities and disposing of a significant portion of our assets. Lender approval is required for certain levels of co-investment. The revolving credit facility bears variable rates of interest based on market rates. We are authorized to use interest rate swaps to convert a portion of the floating rate indebtedness to a fixed rate, however, none were used during 2003 or 2002 and none were outstanding as of December 31, 2003. The effective interest rate on the Facilities was 8.2% in 2003 versus 7.3% in 2002.

We believe that the revolving credit facility, together with the Euro Notes, local borrowing facilities and cash flow generated from operations will provide adequate liquidity and financial flexibility to meet our needs to fund working capital, capital expenditures, co-investment activity and share repurchases.

We expect to continue to pursue co-investment opportunities with our real estate money management clients in the Americas, Europe and Asia Pacific. Co-investment remains very important to the continued growth of Investment Management. As of December 31, 2003, we had total investments and loans of $71.3 million in approximately 20 separate property or fund co-investments, with additional capital commitments of $151.1 million for future fundings of co-investments. The net co-investment funding for 2004 is anticipated to be between $30 and $40 million (planned co-investment less return of capital from liquidated co-investments). With respect to certain co-investment indebtedness, we also had repayment guarantees outstanding at December 31, 2003 of $5.0 million. The $151.1 million capital commitment is a commitment to LaSalle Investment Limited Partnership, referred to as LaSalle Investment Company ("LIC"). We expect that LIC will draw down on our commitment over the next five to seven years as it enters into new commitments. LIC is a series of four parallel limited partnerships and is intended to be our co-investment vehicle for substantially all new co-investments. We have an effective 47.85% ownership interest in LIC. Primarily institutional investors, including a significant shareholder in Jones Lang LaSalle, hold the remaining 52.15% interest in LIC. In addition, our Chairman and Chief Executive Officer and another Director of Jones Lang LaSalle are investors in LIC on equivalent terms to other investors. Our investment in LIC is accounted for under the equity method of accounting in the accompanying Consolidated Financial Statements. As discussed more fully in Note 8 to Notes to Consolidated Financial Statements, at December 31, 2003, LIC has unfunded capital commitments of $68.2 million, of which our 47.85% share is $32.6 million, for future fundings of co-investments.

In the third quarter of 2003, LIC entered into a euro 35 million ($44.1 million) revolving credit facility (the "LIC facility") principally for its working capital needs. The LIC facility contains a credit rating trigger (related to the credit rating of one of LIC's investors who is unaffiliated with Jones Lang LaSalle) and a material adverse condition clause. If either the credit rating trigger or the material adverse condition clause becomes triggered, the LIC Facility would be in default and would need to be repaid. This would require us to fund our pro-rata share of the then outstanding balance on the LIC Facility, to which our liability is limited. The maximum exposure to Jones Lang LaSalle, assuming that the LIC Facility were fully drawn, would be euro 16.7 million ($21.0 million). As of December 31, 2003 there were no outstanding borrowings on this facility. Additionally, our Board of Directors has recently endorsed the use of our capital in particular situations to control or bridge finance existing real estate assets or portfolios to seed future investment products. The purpose of this is to accelerate capital raising and assets under management.

On October 30, 2002 we announced that our Board of Directors had approved a share repurchase program. Under the program, we were authorized to repurchase up to one million shares in the open market and in privately negotiated transactions from time to time, depending upon market prices and other conditions. In the fourth quarter of 2003 we repurchased 400,000 shares at an average price of $20.37 per share. In the fourth quarter of 2002 we repurchased 300,000 shares at an average price of $15.56 per share. These 700,000 repurchased shares are held by a subsidiary of Jones Lang LaSalle.

The 2002 share repurchase program replaced a program that was in place in 2001 authorizing purchases of up to $10.0 million. On March 8, 2001, we repurchased and cancelled 473,962 shares of our own common stock at a price of $14.65 per share, totaling $6.9 million. There were no further purchases in 2001.

On February 27, 2004, we announced the approval by our Board of Directors to purchase 1.5 million shares under a share repurchase program. The shares will be purchased in the open market and in privately negotiated transactions. The repurchase of shares is primarily intended to offset dilution resulting from both stock and stock option grants made under the firm's existing stock plans. This program replaces our previously announced repurchase programs.

Capital expenditures for 2003 were $20.5 million, essentially in line with 2002, reflecting our continued focus on limiting discretionary capital spending. Capital expenditures are anticipated to be between $25 and $30 million for 2004, primarily for ongoing improvements to computer hardware and information systems.

We have obligations and commitments to make future payments under contracts in the normal course of business. These include:

- Future minimum lease payments, as follows, due in each of the next five years ended December 31 and thereafter ($ in thousands):

	Operating Leases	Capital Leases
2004	$ 46,268	449
2005	41,298	423
2006	35,915	223
2007	25,931	52
2008	19,490	33
Thereafter	9,344	30
	$ 178,246	1,210

  As of December 31, 2003, we have reserves related to excess lease space of $7.2 million, which were identified as part of our restructuring in 2001 and 2002. The total of minimum rentals to be received in the future under non-cancelable operating subleases as of December 31, 2003 was $6.2 million.

- Interest and principal payments on outstanding borrowings against our $225 million revolving credit facility fluctuate based on our level of borrowing needs. There is no set repayment schedule with respect to the revolving credit facility, however this facility expires in June 2006. The fixed 9% Euro Notes have an outstanding principle balance of euro 165 million ($207.8 million as of December 31, 2003), and are due in 2007. Interest payments are due on June 15th and December 15th of each year.

Item 7A. Quantitative and Qualitative Disclosures About Market Risk

Information regarding market risk is included in Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations under the caption "Market and Other Risk Factors" and is incorporated by reference herein.

Disclosure of Limitations

As the information presented above includes only those exposures that exist as of December 31, 2003, it does not consider those exposures or positions which could arise after that date. The information represented herein has limited predictive value. As a result, the ultimate realized gain or loss with respect to interest rate and foreign currency fluctuations will depend on the exposures that arise during the period, the hedging strategies at the time and interest and foreign currency rates.

Item 8. Financial Statements and Supplementary Data

Index to Consolidated Financial Statements

All other schedules have been omitted since the required information is presented in the financial statements and related notes or is not applicable.

Management's Statement of Responsibility for Financial Information

The management of Jones Lang LaSalle Incorporated and its subsidiaries (Jones Lang LaSalle) has the responsibility for preparing the accompanying consolidated financial statements and for their integrity and objectivity. The statements were prepared in accordance with accounting principles generally accepted in the United States of America. The financial statements include amounts that are based on management's best estimates and judgments. Management also prepared the other information in the December 31, 2003 Annual Report filed on Form 10-K and is responsible for its accuracy and consistency with the financial statements.

Jones Lang LaSalle's financial statements have been audited by KPMG LLP, independent auditors ratified by the shareholders. As part of its audit of Jones Lang LaSalle's financial statements, KPMG LLP considered Jones Lang LaSalle's internal control structure in determining the nature, timing and extent of audit tests to be applied. The opinion of the independent auditors, based upon their audits of the consolidated financial statements, is contained in this Form 10-K.

Jones Lang LaSalle has established and maintains a system of internal controls and disclosure controls and procedures to safeguard assets against loss or unauthorized use, to ensure the proper authorization and accounting for all transactions and to ensure that the information required in periodic reports is identified and reported on a timely basis. These systems include appropriate reviews by Jones Lang LaSalle's Internal Audit Group and management as well as written policies and procedures that are communicated to employees with significant roles in the financial reporting process and updated as necessary. The Internal Audit Group is assisted by PricewaterhouseCoopers.

The Board of Directors, through its Audit Committee, is responsible for ensuring that both management and the independent auditors fulfill their respective responsibilities with regard to the financial statements. The Audit Committee, composed entirely of independent directors, meets periodically with both management and the independent auditors to assure that each is carrying out its responsibilities. The independent auditors and Jones Lang LaSalle's Internal Audit Group have full and free access to the Audit Committee and meet with it, with and without management present, to discuss matters including auditing, financial reporting and internal controls and disclosure controls and procedures.

Management also recognizes its responsibility for fostering a strong ethical climate so that Jones Lang LaSalle's affairs are conducted according to high standards of conduct. This responsibility is characterized and reflected in Jones Lang LaSalle's Code of Business Ethics, which is publicized throughout Jones Lang LaSalle and on its public website. The Code of Business Ethics addresses, among other things, avoidance of potential conflicts of interest, protecting company assets, compliance with domestic and foreign laws, including those relating to financial disclosure and reporting violations or possible violations.

Stuart L. Scott
Chief Executive Officer,
President and
Chairman of the Board of Directors

Lauralee E. Martin
Executive Vice President
and Chief Financial Officer

Nicholas J. Willmott
Executive Vice President and
Global Controller

Independent Auditors' Report

The Stockholders and Board of Directors of
Jones Lang LaSalle Incorporated:

We have audited the accompanying consolidated financial statements of Jones Lang LaSalle Incorporated and subsidiaries as listed in the accompanying index. In connection with our audits of the consolidated financial statements, we have also audited the financial statement schedule as listed in the accompanying index. These consolidated financial statements and financial statement schedule are the responsibility of management. Our responsibility is to express an opinion on these consolidated financial statements and financial statement schedule based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Jones Lang LaSalle Incorporated and subsidiaries as of December 31, 2003 and 2002, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2003, in conformity with accounting principles generally accepted in the United States of America. Also, in our opinion, the related financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.

As discussed in Note 15 to the financial statements, Jones Lang LaSalle Incorporated and subsidiaries changed their method of accounting for goodwill and intangible assets in 2002.

/s/KPMG LLP

Chicago, Illinois
February 27, 2004

JONES LANG LASALLE INCORPORATED

Consolidated Balance Sheets
December 31, 2003 and 2002
($ in thousands, except share data)

		2003	2002
Assets			
Current assets:			
Cash and cash equivalents	$	63,105	13,654
Trade receivables, net of allowances of $4,790 and $4,992 in 2003 and 2002, respectively		253,126	227,579
Notes receivable		3,698	4,165
Other receivables		8,317	7,623
Prepaid expenses		18,866	15,142
Deferred tax assets		18,097	27,382
Other assets		7,731	10,760
Total current assets		372,940	306,305
Property and equipment, at cost, less accumulated depreciation of $140,520 and $116,214 in 2003 and 2002, respectively		71,621	81,652
Goodwill, with indefinite useful lives, at cost, less accumulated amortization of $38,169 and $36,398 in 2003 and 2002, respectively		334,154	315,477
Identified intangibles, with definite useful lives, at cost, less accumulated amortization of $35,196 and $28,928 in 2003 and 2002, respectively		13,454	18,344
Investments in and loans to real estate ventures		71,335	74,994
Long-term receivables, net		13,007	15,248
Prepaid pension asset		11,920	9,646
Deferred tax assets		43,252	18,839
Debt issuance costs, net		4,113	4,343
Other assets, net		7,144	7,668
	$	942,940	852,516
Liabilities and Stockholders' Equity			
Current liabilities:			
Accounts payable and accrued liabilities	$	96,466	92,389
Accrued compensation		154,317	139,513
Short-term borrowings		3,592	15,863
Deferred tax liabilities		2,623	20
Other liabilities		28,414	21,411
Total current liabilities		285,412	269,196
Long-term liabilities:			
Credit facilities		--	26,077
9% Senior Euro Notes, due 2007		207,816	173,068
Deferred tax liabilities		761	146
Other		17,960	17,071
Total liabilities		511,949	485,558
Commitments and contingencies			
Stockholders' equity:			
Common stock, $.01 par value per share, 100,000,000 shares authorized; 31,762,077 and 30,896,333 shares issued and outstanding as of December 31, 2003 and December 31, 2002, respectively		318	309
Additional paid-in capital		519,438	494,283
Deferred stock compensation		(21,649)	(17,321)
Retained deficit		(59,346)	(95,411)
Stock held by subsidiary		(12,846)	(4,659)
Stock held in trust		(460)	(460)
Accumulated other comprehensive income (loss)		5,536	(9,783)
Total stockholders' equity		430,991	366,958
	$	942,940	852,516

See accompanying notes to consolidated financial statements.

JONES LANG LASALLE INCORPORATED

Consolidated Statements of Earnings
Years Ended December 31, 2003, 2002 and 2001
($ in thousands, except share data)

	2003	2002	2001
Revenue:			
Fee based services	$ 924,694	846,933	889,633
Equity in earnings from unconsolidated ventures	7,951	2,581	8,560
Other income	17,200	13,057	7,256
Total revenue	949,845	862,571	905,449
Operating expenses:			
Compensation and benefits, excluding non-recurring and restructuring charges	612,354	543,003	545,609
Operating, administrative and other, excluding non-recurring and restructuring charges	234,000	212,877	222,229
Depreciation and amortization	36,944	37,125	47,420
Non-recurring and restructuring charges:			
Compensation and benefits	(4,633)	11,438	40,120
Operating, administrative and other	8,994	3,433	37,112
Total operating expenses	887,659	807,876	892,490
Operating income	62,186	54,695	12,959
Interest expense, net of interest income	17,861	17,024	20,156
Income (loss) before provision for income taxes and minority interest	44,325	37,671	(7,197)
Net provision for income taxes	8,260	11,037	7,986
Minority interest in earnings of subsidiaries	--	711	228
Net income (loss) before extraordinary item and cumulative effect of change in accounting principle	36,065	25,923	(15,411)
Extraordinary gain on the acquisition of minority interest, net of tax	--	341	--
Cumulative effect of change in accounting principle	--	846	--
Net income (loss)	$ 36,065	27,110	(15,411)
Other comprehensive income (loss), net of tax:			
Foreign currency translation adjustments	$ 15,319	9,847	(2,218)
Comprehensive income (loss)	$ 51,384	36,957	(17,629)
Basic earnings (loss) per common share before extraordinary item and cumulative effect of change in accounting principle	$ 1.17	0.85	(0.51)
Extraordinary gain on the acquisition of minority interest, net of tax	$ --	0.01	--
Cumulative effect of change in accounting principle	$ --	0.03	--
Basic earnings (loss) per common share	$ 1.17	0.89	(0.51)
Basic weighted average shares outstanding	30,951,563	30,486,842	30,016,122
Diluted earnings (loss) per common share before extraordinary item and cumulative effect of change in accounting principle	$ 1.12	0.81	(0.51)
Extraordinary gain on the acquisition of minority interest, net of tax	$ --	0.01	--
Cumulative effect of change in accounting principle	$ --	0.03	--
Diluted earnings (loss) per common share	$ 1.12	0.85	(0.51)
Diluted weighted average shares outstanding	32,226,306	31,854,397	30,016,122

See accompanying notes to consolidated financial statements.

JONES LANG LASALLE INCORPORATED

Consolidated Statements of Stockholders' Equity
For the Years Ended December 31, 2003, 2002 and 2001
($ in thousands, except share data)

	Common Stock		Additional Paid-In Capital	Deferred Stock Compen-sation	Retained Earnings (Deficit)	Stock Held by Subsi-diary	Shares Held in Trust and Other	Accumulated Other Compre-hensive Income (Loss)	Total
	Shares	Amount							
Balances at December 31, 2000	30,700,150	$ 307	461,272	(4,322)	(107,110)	--	(397)	(17,412)	332,338
Net loss	--	--	--	--	(15,411)	--	--	--	(15,411)
Shares issued in connection with stock option plan	6,001	--	117	--	--	--	--	--	117
Restricted stock:									
Amortization of granted shares	--	--	--	1,178	--	--	--	--	1,178
Reduction in restricted stock compensation rights outstanding	--	--	(739)	739	--	--	--	--	--
Other adjustments	(461,249)	(5)	5	--	--	--	--	--	--
Stock purchase programs:									
Shares granted	199,244	2	2,423	--	--	--	--	--	2,425
Stock compensation programs:									
Shares granted	--	--	5,529	(5,529)	--	--	--	--	--
Amortization of granted shares	--	--	--	1,896	--	--	--	(1)	1,895
Shares issued	280,991	3	3,150	--	--	--	--	--	3,153
Shares repurchased for payment of taxes	(67,725)	(1)	(893)	--	--	--	--	--	(894)
Shares repurchased under share re-purchase program	(473,962)	(4)	(6,938)	--	--	--	--	--	(6,942)
Shares held in trust	--	--	--	--	--	--	(1,460)	--	(1,460)
Distribution of Shares held in trust	--	--	--	--	--	--	199	--	199
Cumulative effect of foreign currency translation adjustments	--	--	--	--	--	--	--	(2,217)	(2,217)
Balances at December 31, 2001	30,183,450	302	463,926	(6,038)	(122,521)	--	(1,658)	(19,630)	314,381

JONES LANG LASALLE INCORPORATED

Consolidated Statements of Stockholders' Equity - Continued
For the Years Ended December 31, 2003, 2002 and 2001
($ in thousands, except share data)

	Common Stock		Additional Paid-In Capital	Deferred Stock Compen-sation	Retained Earnings (Deficit)	Stock Held by Subsi-diary	Shares Held in Trust and Other	Accumulated Other Compre-hensive Income (Loss)	Total
	Shares	Amount							
Net income	--	--	--	--	27,110	--	--	--	27,110
Shares issued in connection with stock option plan	150,943	2	2,656	--	--	--	--	--	2,658
Restricted stock:									
Shares granted	--	--	9,077	(9,077)	--	--	--	--	--
Amortization of granted shares	--	--	--	2,516	--	--	--	--	2,516
Reduction in restricted stock grants outstanding	--	--	(808)	808	--	--	--	--	--
Stock purchase programs:									
Shares issued	166,304	2	2,674	--	--	--	--	--	2,676
Shares repurchased for payment of taxes	(6,718)	--	(121)	--	--	--	--	--	(121)
Stock compensation programs:									
Shares granted	--	--	11,416	(11,416)	--	--	--	--	--
Amortization of granted shares	--	--	--	5,886	--	--	--	(2)	5,884
Shares issued	563,443	5	9,392	--	--	--	--	--	9,397
Shares repurchased for payment of taxes	(161,089)	(2)	(3,929)	--	--	--	--	--	(3,931)
Distribution of shares held in trust	--	--	--	--	--	--	1,198	--	1,198
Shares held by subsidiary	--	--	--	--	--	(4,659)	--	--	(4,659)
Cumulative effect of foreign currency translation adjustments	--	--	--	--	--	--	--	9,849	9,849
Balances at December 31, 2002	30,896,333	309	494,283	(17,321)	(95,411)	(4,659)	(460)	(9,783)	366,958

JONES LANG LASALLE INCORPORATED

Consolidated Statements of Stockholders' Equity - Continued
For the Years Ended December 31, 2003, 2002 and 2001
($ in thousands, except share data)

	Common Stock		Additional Paid-In Capital	Deferred Stock Compen-sation	Retained Earnings (Deficit)	Stock Held by Subsi-diary	Shares Held in Trust and Other	Accumulated Other Compre-hensive Income (Loss)	Total
	Shares	Amount							
Shares issued in connection with stock option plan	202,903	2	2,978	--	--	--	--	--	2,980
Restricted stock:									
Shares granted	--	--	6,431	(6,431)	--	--	--	--	--
Amortization of granted shares	--	--	--	4,285	--	--	--	--	4,285
Shares issued	218,983	2	(2)	--	--	--	--	--	--
Shares repurchased for payment of taxes	(67,309)	(1)	(1,020)	--	--	--	--	--	(1,021)
Reduction in restricted stock grants outstanding	--	--	(1,367)	1,367	--	--	--	--	--
Stock purchase programs:									
Shares issued	196,008	2	2,687	--	--	--	--	--	2,689
Stock compensation programs:									
Shares granted	--	--	14,357	(14,357)	--	--	--	--	--
Amortization of granted shares	--	--	--	9,768	--	--	--	--	9,768
Reduction in stock compensation grants outstanding	--	--	(1,040)	1,040	--	--	--	--	--
Shares issued	457,242	5	4,397	--	--	--	--	--	4,402
Shares repurchased for payment of taxes	(142,083)	(1)	(2,266)	--	--	--	--	--	(2,267)
Shares held by subsidiary	--	--	--	--	--	(8,187)	--	--	(8,187)
Cumulative effect of foreign currency translation adjustments	--	--	--	--	--	--	--	15,319	15,319
Balances at December 31, 2003	31,762,077	$ 318	519,438	(21,649)	(59,346)	(12,846)	(460)	5,536	430,991

See accompanying notes to consolidated financial statements.

Consolidated Statements of Cash Flows
For the Years Ended December 31, 2003, 2002 and 2001
($ in thousands)

	2003	2002	2001
Cash flows from operating activities:			
Cash flows from earnings:			
Net income (loss)	$ 36,065	27,110	(15,411)
Reconciliation of net income (loss) to net cash provided by earnings:			
Cumulative effect of change in accounting principle	--	(846)	--
Minority interest	--	711	228
Depreciation and amortization	36,944	37,125	47,420
Equity in earnings and gain on sale from unconsolidated ventures	(7,951)	(2,581)	(8,560)
Operating distributions from real estate ventures	11,428	4,981	10,654
Provision for loss on receivables and other assets	6,243	3,529	30,318
Stock compensation expense	--	139	36
Amortization of deferred compensation	15,841	11,931	7,990
Amortization of debt issuance costs	1,457	1,303	1,224
Net cash provided by earnings	100,027	83,402	73,899
Cash flows from changes in working capital:			
Receivables	(27,287)	(9,142)	19,184
Prepaid expenses and other assets	(4,233)	4,196	(3,098)
Deferred tax assets and income tax refund receivable	(11,910)	(9,467)	(8,385)
Accounts payable, accrued liabilities and accrued compensation	53,448	(620)	(27,497)
Net cash flows from changes in working capital	10,018	(15,033)	(19,796)
Net cash provided by operating activities	110,045	68,369	54,103
Cash flows used in investing activities:			
Net capital additions--property and equipment	(18,597)	(16,790)	(35,792)
Other acquisitions and investments, net of cash acquired and transaction costs	(1,100)	(287)	(5,413)
Investments in real estate ventures:			
Capital contributions and advances to real estate ventures	(7,320)	(30,010)	(16,367)
Distributions, repayments of advances and sale of investments	11,735	20,747	25,023
Net cash used in investing activities	(15,282)	(26,340)	(32,549)
Cash flows used in financing activities:			
Proceeds from borrowings under credit facilities	292,834	414,223	340,635
Repayments of borrowings under credit facilities	(332,244)	(448,461)	(361,723)
Shares repurchased for payment of taxes on stock awards	(3,288)	(4,052)	(4,118)
Shares repurchased under share repurchase program	(8,187)	(4,659)	(6,942)
Common stock issued under stock option plan and stock purchase programs	5,573	4,128	2,197
Net cash used in financing activities	(45,312)	(38,821)	(29,951)
Net increase (decrease) in cash and cash equivalents	49,451	3,208	(8,397)
Cash and cash equivalents, January 1	13,654	10,446	18,843
Cash and cash equivalents, December 31	$ 63,105	13,654	10,446
Supplemental disclosure of cash flow information:			
Cash paid during the period for:			
Interest	$ 19,386	18,475	21,140
Taxes, net of refunds	11,926	14,144	23,647

See accompanying notes to consolidated financial statements.

Notes to Consolidated Financial Statements
(in millions, except where otherwise noted)

(1) Organization

Jones Lang LaSalle Incorporated ("Jones Lang LaSalle", which may be referred to as we, us, our, the Company or the Firm) was incorporated in 1997. Its operations presently include the businesses previously known as LaSalle Partners (founded in 1968) and Jones Lang Wootton (founded in 1783). We are the global leader in real estate services and money management. We serve our clients' real estate needs locally, regionally and globally from offices in over 100 markets in 34 countries on five continents, with approximately 17,300 employees, including approximately 9,200 directly reimbursable property maintenance employees. Our services include: outsourcing; space acquisition and disposition (tenant representation); facilities and property management; project and development management services; consulting; agency leasing, buying and selling properties; corporate finance; capital markets; hotel advisory; and valuations. We also provide real estate money management on a global basis for both public and private assets through LaSalle Investment Management. Our services are enhanced by our integrated global business model, industry leading research capabilities, account management focus and operational excellence.

We have grown by expanding both our client base and the range of our services and products, as well as through a series of strategic acquisitions and a merger. Our extensive global platform and in-depth knowledge of local real estate markets enable us to serve as a single source provider of solutions for our clients' full range of real estate needs. We solidified this network of services around the globe through the merger of the businesses of the Jones Lang Wootton companies ("JLW") with those of LaSalle Partners Incorporated ("LaSalle Partners") effective March 11, 1999. In connection with this merger, the name of the company was changed from LaSalle Partners Incorporated to Jones Lang LaSalle.

(2) Summary of Significant Accounting Policies

Principles of Consolidation

Our financial statements include the accounts of Jones Lang LaSalle and its majority-owned-and-controlled subsidiaries. All material intercompany balances and transactions have been eliminated in consolidation. Investments in unconsolidated affiliates over which we exercise significant influence, but not control, are accounted for by the equity method. Under this method we maintain an investment account, which is increased by contributions made and our share of net income of the unconsolidated affiliates, and decreased by distributions received and our share of net losses of the unconsolidated affiliates. Our share of each unconsolidated affiliate's net income or loss, including gains and losses from capital transactions, is reflected in our statement of earnings as "equity in earnings from unconsolidated ventures." Investments in unconsolidated affiliates over which we are not able to exercise significant influence are accounted for under the cost method. Under the cost method our investment account is increased by contributions made and decreased by distributions representing return of capital. Distributions of income are reflected in our statement of earnings in "equity in earnings from unconsolidated ventures."

Revenue Recognition

We recognize advisory and management fees in the period in which we perform the service. Transaction commissions are recognized as income when we provide the service unless future contingencies exist. If future contingencies exist, we defer recognition of this revenue until the respective contingencies are satisfied. Development management fees are generally recognized as billed, which we believe approximates the percentage of completion method of accounting. Incentive fees are generally tied to some form of contractual milestone and are recorded in accordance with the specific terms of the underlying compensation agreement. The Securities and Exchange Commission's Staff Accounting Bulletin No. 101, "Revenue Recognition in Financial Statements" ("SAB 101"), as amended by SAB 104, provides guidance on the application of generally accepted accounting principles to selected revenue recognition issues. We believe that our revenue recognition policy is appropriate and in accordance with accounting principles generally accepted in the United States of America and SAB No. 101, as amended by SAB 104. We implemented SAB No. 101 in 2000 as discussed more fully in Note 17. Pursuant to contractual arrangements, accounts receivable includes unbilled amounts of $60.5 million and $56.9 million at December 31, 2003 and 2002, respectively.

In certain of our businesses, primarily those involving management services, we are reimbursed by our clients for expenses that are incurred on their behalf. The treatment of reimbursable expenses for financial reporting purposes is based upon the fee structure of the underlying contracts. A contract that provides a fixed fee/billing, fully inclusive of all personnel or other recoverable expenses that we incur, and not separately scheduled as such, is reported on a gross basis. This means that our reported revenues include the full billing to our client and our reported expenses include all costs associated with the client. When the fee structure is comprised of at least two distinct elements, namely the fixed management fee and a separate component which allows for scheduled reimbursable personnel or other expenses to be billed directly to the client, we will account for the contract on a net basis. This means we include the fixed management fee in reported revenues and we net the reimbursement against the expenses. This characterization is based on the following factors which define us as an agent rather than a principal: (i) the property owner generally has authority over hiring practices and the approval of payroll prior to payment by Jones Lang LaSalle; (ii) Jones Lang LaSalle is the primary obligor with respect to the property personnel, but bears little or no credit risk under the terms of the management contract; (iii) reimbursement to Jones Lang LaSalle is generally completed simultaneously with payment of payroll or soon thereafter; and (iv) Jones Lang LaSalle generally earns no margin in the arrangement, obtaining reimbursement only for actual cost incurred. The majority of our service contracts utilize the latter structure and are accounted for on a net basis. We have always presented the above reimbursable contract costs on a net basis in accordance with accounting principles generally accepted in the United States of America. Such costs aggregated approximately $385 million and $360 million in 2003 and 2002, respectively. This treatment has no impact on operating income (loss), net income (loss) or cash flows. Information prior to 2002 is not available given that it was necessary to reconfigure our reporting systems in 2002 to collect this information as our global systems did not separate these costs.

Accounts Receivable

We estimate the allowance necessary to provide for uncollectible accounts receivable. The estimate includes specific accounts for which payment has become unlikely. This estimate is also based on historical experience combined with a careful review of current developments and with a strong focus on credit quality. A detailed discussion of the calculation can be found in the Summary of Critical Accounting Policies and Estimates section of Management's Discussion and Analysis of Financial Condition and Results of Operations.

Impairment of Long-lived Assets

We apply Statement No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets" ("SFAS 144") to recognize and measure impairment of long-lived assets. SFAS 144 establishes accounting and reporting standards for the impairment or disposal of long-lived assets by requiring that those long-lived assets to be held and used be measured at the lower of carrying costs or their fair value, and by requiring that those long-lived assets to be held for sale to be measured at the lower of carrying costs or their fair value less costs to sell, whether reported in continuing operations or in discontinued operations. We adopted SFAS 144 on January 1, 2002. The effect of implementing SFAS 144 did not have a material impact on our consolidated financial statements.

We review long-lived assets, including investments in real estate ventures, intangibles and property and equipment for impairment on an annual basis, or whenever events or circumstances indicate the carrying value of an asset group may not be recoverable. The review of recoverability is based on an estimate of the future undiscounted cash flows expected to be generated by the asset group. If impairment exists due to the inability to recover the carrying value of an asset group, we record an impairment loss to the extent that the carrying value exceeds the estimated fair value.

We invest in certain real estate ventures that own and operate commercial real estate. These investments include non-controlling ownership interests generally ranging from less than 1% to 47.85% of the respective ventures. We generally account for these interests under the equity method of accounting in the accompanying Consolidated Financial Statements due to the nature of the non-controlling ownership. We apply the provisions of SFAS 144 when evaluating these investments for impairment, including an impairment evaluation of the individual assets held by investment funds. We have recorded impairment charges in equity earnings of $4.1 million in 2003, representing our equity share of the impairment charge against individual assets held by certain funds. There were no similar charges to equity earnings in 2002 or 2001. Impairment charges of $3.0 million and $3.5 million in 2002 and 2001, respectively, related to the exiting of our Land Investment and Development groups were recorded to non-recurring expense. For a further discussion of these non-recurring charges see Note 6.

During 2001, we reviewed our e-commerce investments on an investment-by-investment basis, evaluating actual business performance against original expectations, projected future performance and associated cash flows, and capital needs and availability. As a result of this evaluation we determined that our investments in e-commerce were impaired and fully wrote down these investments by the end of 2001 as part of our non-recurring charges. It is currently our policy to expense any additional investments that are made into these ventures in the period they are made due to the fact that recovery of such sums is uncertain. These charges are recorded as ordinary recurring charges. We expensed a total of $820,000 and $287,000 of such investments in 2003 and 2002, respectively.

Income Taxes

Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

Derivatives and Hedging Activities

We apply FASB Statement No. 133, "Accounting for Derivative Instruments and Hedging Activities" ("SFAS 133"), as amended by FASB Statement No. 138, "Accounting For Certain Derivative Instruments and Certain Hedging Activities", when accounting for derivatives and hedging activities.

As a firm, we do not enter into derivative financial instruments for trading or speculative purposes. However, in the normal course of business we do use derivative financial instruments in the form of forward foreign currency exchange contracts to manage foreign currency risk. At December 31, 2003, we had forward exchange contracts in effect with a gross notional value of $244.3 million ($205.4 million on a net basis) and a market and carrying gain of $3.9 million.

In the past we have used interest rate swap agreements to limit the impact of changes in interest rates on earnings and cash flows. We did not use any interest rate swap agreements in 2003 or in 2002, and there were no such agreements outstanding as of December 31, 2003.

We require that hedging derivative instruments be effective in reducing the exposure that they are designated to hedge. This effectiveness is essential to qualify for hedge accounting treatment. Any derivative instrument used for risk management that does not meet the hedging criteria is marked-to-market each period with changes in unrealized gains or losses recognized currently in earnings.

We hedge any foreign currency exchange risk resulting from intercompany loans through the use of foreign currency forward contracts. SFAS 133 requires that unrealized gains and losses on these derivatives be recognized currently in earnings. The gain or loss on the re-measurement of the foreign currency transactions being hedged is also recognized in earnings. The net impact on our earnings of the unrealized gain on foreign currency contracts, offset by the loss resulting from re-measurement of foreign currency transactions, for 2002 and 2003 was not significant.

In connection with a previous investment in an unconsolidated real estate venture, we were granted certain residual "Common Share Purchase Rights" that give us the ability to purchase shares in a publicly traded real estate investment trust at a fixed price. These rights, which extend through April of 2008, are a non-hedging derivative instrument and should have been recorded at fair value as part of the adoption of SFAS 133 effective January 1, 2001, with subsequent changes in fair value reflected in equity earnings. The initial accounting for these common share purchase rights through June 30, 2003 was not in accordance with the rules of SFAS 133 due to an inadvertent error as a result of the complexity of this unique derivative. We determine fair value through the use of the Black Scholes option pricing model. The fair value of these rights at January 1, 2001 was $954,000 and the fair value has ranged from $200,000 to $1.4 million in the periods since that time due to stock market fluctuation. At December 31, 2003, the fair value of these rights was $1.4 million which we included in the investments in unconsolidated real estate ventures on the Consolidated Balance Sheet. We recorded a pre-tax gain of $1.3 million in equity earnings in the third quarter of 2003, of which approximately $800,000 represented the impact of correcting this error. We do not believe that the correction of this error is material to the 2001, 2002 or 2003 consolidated financial statements or in any quarter of these years. Additionally, we do not believe that the correction of this error is material to consolidated earnings trends. We do not own any other instruments of this nature.

Commitments and Contingencies

We are subject to various claims and contingencies related to lawsuits, taxes and environmental matters as well as commitments under contractual obligations. Many of these claims are covered under our current insurance programs, subject to deductibles. We recognize the liability associated with commitments and contingencies when a loss is probable and estimable. Our contractual obligations generally relate to the provision of services by us in the normal course of our business.

Accounting for Business Combinations, Goodwill and Other Intangible Assets

We have historically grown through a series of acquisitions and one substantial merger. As a result of this activity, and consistent with the services nature of the businesses we acquired, the largest assets on our balance sheet are intangibles resulting from business acquisitions and the JLW merger. Historically we have amortized these intangibles over their estimated useful lives (generally eight to forty years). Beginning January 1, 2002, pursuant to the issuance of FASB Statement No. 142, "Goodwill and Other Intangible Assets" ("SFAS 142"), we have ceased the amortization of intangibles with indefinite useful lives, which have a net book value of $334.2 million at December 31, 2003. We will continue to amortize intangibles with definite useful lives, which primarily represent the value placed on management contracts that are acquired as part of our acquisition of a company.

In connection with the transitional goodwill impairment evaluation required by SFAS 142, we performed an assessment of whether there was an indication that goodwill was impaired as of the date of adoption. SFAS 142 also requires that a goodwill impairment evaluation be done at least annually, or whenever events or circumstances indicate the carrying value of goodwill may not be recoverable. To accomplish this evaluation, we determined the carrying value of each reporting unit by assigning the assets and liabilities, including the existing goodwill and intangible assets, to those reporting units as of the date of adoption. For purposes of this exercise, we defined reporting units based on how the Chief Operating Decision Makers (defined as our Global Executive Committee, which is comprised of our Global Chief Executive Officer, Global Chief Financial Officer and the Chief Executive Officers of each of our reporting segments) for each segment look at their segments when determining strategic business decisions. The following reporting units were determined: Investment Management, Americas IOS, Australia IOS, Asia IOS, and by country groups in Europe IOS. We have determined the fair value of each reporting unit on the basis of a discounted cash flow methodology and compared it to the reporting unit's carrying amount. The result of the 2002 and 2003 evaluations was that the fair value of each reporting unit exceeded its carrying amount, and therefore we did not recognize an impairment loss in either year.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of the revenues and expenses during the reporting periods. Actual results could differ from those estimates. For further discussion of accounting estimates please refer to the Summary of Critical Accounting Policies and Estimates section of Management's Discussion and Analysis of Financial Condition and Results of Operations.

Cash Held for Others

We control certain cash and cash equivalents as agents for our investment and property management clients. Such amounts are not included in our consolidated financial statements.

Statement of Cash Flows

Cash and cash equivalents include demand deposits and investments in United States Treasury instruments (generally held as available for sale) with maturities of three months or less. The combined carrying value of such investments of $42.0 million and $5.3 million at December 31, 2003 and 2002, respectively, approximates their market value. The increased cash and cash equivalent level at December 31, 2003 is a result of the revolving credit facility having been fully paid down in 2003.

The effects of foreign currency translation on cash balances are reflected in cash flows from operating activities on the Consolidated Statement of Cash Flows.

Investments in Real Estate Ventures and Other Corporations

We have non-controlling ownership interests in various real estate ventures with interests generally ranging from less than 1% to 47.85%, which are generally accounted for using the equity method of accounting. These investments are discussed further in Note 8.

We have made investments in certain high technology and e-commerce related private corporations whose operations are connected to the real estate industry. These investments are for less than 20% of the voting stock of the corporations and we are not able to exercise significant influence over the operating and financial policies of these corporations. Such investments are accounted for under the cost method. In 2001, we determined that these investments were impaired and recorded $18.0 million of non-recurring expense. These impairments are discussed further in Note 6.

Debt Issuance Costs

Costs incurred in connection with the issuance of debt are capitalized and amortized over the periods to which the underlying debt is outstanding. Amortization expense related to debt issuance costs, included as interest expense, was $1.5 million, $1.3 million and $1.2 million in 2003, 2002 and 2001, respectively. The amortization expense related to debt expense recorded in 2003 includes the acceleration of approximately $150,000 of capitalized debt issuance costs as a result of the early renewal and reduction of our credit facility.

Fair Value of Financial Instruments

Our financial instruments include cash and cash equivalents, receivables, accounts payable, notes payable and foreign currency exchange contracts. The estimated fair value of cash and cash equivalents, receivables and payables approximates their carrying amounts due to the short maturity of these instruments. The estimated fair value of our revolving credit facility and short-term borrowings approximates their carrying value due to their variable interest rate terms. The fair value of the Senior Euro Notes was euro 175.3 million, or $220.8 million which was the mid-market value as of December 31, 2003. The fair values of forward foreign exchange contracts are estimated to be $3.9 million as of December 31, 2003, determined by valuing the net position of the contracts using the applicable spot rates and forward rates as of the reporting date.

Foreign Currency Translation

The financial statements of our subsidiaries located outside the United States, except those subsidiaries located in highly inflationary economies, are measured using the local currency as the functional currency. The assets and liabilities of these subsidiaries are translated at the rates of exchange at the balance sheet date with the resulting translation adjustments included in the balance sheet as a separate component of stockholders' equity (accumulated other comprehensive income (loss)) and in the statement of earnings (other comprehensive income foreign currency translation adjustments). Income and expenses are translated at the average monthly rates of exchange. Gains and losses from foreign currency transactions are included in net earnings. For subsidiaries operating in highly inflationary economies, the associated gains and losses from balance sheet translation adjustments are included in net earnings.

Earnings Per Share

The difference between basic weighted average shares outstanding and diluted weighted average shares outstanding is the dilutive impact of common stock equivalents. Common stock equivalents consist primarily of shares to be issued under employee stock compensation programs and outstanding stock options whose exercise price was less than the average market price of our stock during these periods. For the year ended December 31, 2003 we did not include in the weighted average shares outstanding the 700,000 shares that have been repurchased, and which are held by one of our subsidiaries. For the year ended December 31, 2002 we did not include in the weighted average shares outstanding the 300,000 shares that have been repurchased, and which are held by, one of our subsidiaries. Also, as a result of the net loss incurred in 2001, diluted weighted average shares outstanding do not give effect to common stock equivalents as to do so would be anti-dilutive. The following table details the calculation of diluted average shares outstanding ($ in thousands, except share data) for each of the three years ended December 31, 2003.

	2003	2002	2001
Net income (loss)	$ 36,065	27,110	(15,411)
Basic weighted average shares outstanding	30,951,563	30,486,842	30,016,122
Basic earnings (loss) per common share	$ 1.17	0.89	(0.51)
Diluted net income (loss)	$ 36,065	27,110	(15,411)
Basic weighted average shares outstanding	30,951,563	30,486,842	30,016,122
Dilutive impact of common stock equivalents:			
Outstanding stock options	230,001	354,125	--
Unvested stock compensation programs	1,044,742	1,013,430	--
Dilutive weighted average shares outstanding	32,226,306	31,854,397	30,016,122
Dilutive earnings (loss) per common share	$ 1.12	0.85	(0.51)

Depreciation

Depreciation and amortization is calculated for financial reporting purposes primarily using the straight-line method based on the estimated useful lives of our assets. The following table shows the gross value of each asset category at December 31, 2003 and 2002, respectively, as well as the standard depreciable life for each asset category ($ in thousands):

Category	December 31, 2003	December 31, 2002	Depreciable Life
Furniture, fixtures and equipment	$ 39.5	$ 36.2	5 to 10 years
Computer equipment and software	119.7	114.9	2 to 7 years
Leasehold Improvements	43.2	36.5	1 to 10 years
Automobiles	8.8	9.5	4 to 5 years

Stock-based Compensation

We grant stock options for a fixed number of shares to employees with an exercise price equal to the fair value of the shares at the date of grant. We follow Accounting Principles Board (APB) Opinion 25, "Accounting for Stock Issued to Employees," in accounting for stock-based compensation, and accordingly, recognize no compensation expense for stock option grants, but provide pro forma disclosures required by FASB Statement No. 123, "Accounting for Stock-Based Compensation" ("SFAS 123"), as amended by FASB Statement No. 148, "Accounting for Stock-Based Compensation Transition and Disclosure, an amendment of FASB Statement No. 123."

We have also established stock compensation programs for certain of our employees pursuant to which they are awarded Jones Lang LaSalle common stock if they are employed at the end of the vesting period. These stock compensation programs meet the definition of fixed awards as defined in SFAS 123, as amended, and therefore, we recognize compensation expense, based on the market value of awards on the grant date, over the vesting period.

See Note 13 for additional information on stock-based compensation.

Reclassifications

Certain prior year amounts have been reclassified to conform with the current presentation.

In 2001, Strategic Consulting ("SCON"), a globally allocated department, recorded its revenue as a reduction to expense. Beginning in 2002, we began recording this item as part of revenue. The SCON revenue for 2001 has been reclassified for comparability.

Beginning in December 2002, pursuant to the FASB's Emerging Issues Task Force ("EITF") No. 01-14, "Income Statement Characterization of Reimbursements Received for "Out-of-Pocket' Expenses Incurred", we have reclassified reimbursements received for out-of-pocket expenses to revenues in the income statement, as opposed to being shown as a reduction of expenses. These out-of-pocket expenses amounted to $5.4 million for the year ended December 31, 2003.

Beginning in December 2002, we have reclassified as revenue our recovery of indirect costs related to our management services business, as opposed to being classified as a reduction of expenses in the income statement. This recovery of indirect costs for the year ended December 31, 2003 totaled $37.8 million. The amounts related to the recovery of these indirect costs in our Asia Pacific region were not available for the year ended December 31, 2001 given that it was necessary to reconfigure the reporting systems in this region to separate these costs.

The following table lists total revenue and expenses as originally reported in the annual reports for each of the years ended December 31, 2002 and 2001, and lists the reclassifications as discussed above, as well as the reclassified amounts ($ in thousands):

	2002	2001
Total revenue:		
As originally reported	$ 840,429	881,676
Reclassifications:		
Strategic consulting	N/A	10,421
Out-of-pocket expenses	1,350	4,023
Indirect costs	20,792	9,329
As reclassified	862,571	905,449
Total operating expenses:		
As originally reported	785,734	868,717
Reclassifications:		
Strategic consulting	N/A	10,421
Out-of-pocket expenses	1,350	4,023
Indirect costs	20,792	9,329
As reclassified	807,876	892,490
Operating income	$ 54,695	12,959

New Accounting Standards

Defined Benefit Pension Plan Disclosures

In December 2003, FASB Statement No. 132 (revised), "Employers' Disclosures about Pensions and Other Postretirement Benefits" ("SFAS 132-R"), was issued. SFAS 132-R revises the employers' disclosure requirements regarding defined benefit pension plans contained in the original FASB Statement No. 132; it does not change the measurement or recognition of those plans. SFAS 132-R also requires additional disclosures about the assets, obligations, cash flows, and net periodic benefit cost of these plans. SFAS 132-R is generally effective for fiscal years ending after December 15, 2003 for U.S. based plans, and applies to non-U.S. based plans for fiscal years ending after June 15, 2004. As our defined benefit pension plans are non-U.S. based plans, the additional disclosure required under SFAS 132-R will be required in our annual report for the year ended December 31, 2004.

Accounting for Asset Retirement Obligations

We adopted the provisions of FASB Statement No. 143, "Accounting for Asset Retirement Obligations" ("SFAS 143"), as of January 1, 2003. SFAS 143 addresses financial accounting and reporting obligations associated with the retirement of tangible long-lived assets and the associated retirement costs. The standard applies to legal obligations associated with the retirement of long-lived assets that result from the acquisition, construction, development and/or normal use of the asset.

SFAS 143 requires that the fair value of the liability for an asset retirement obligation be recognized in the period in which it is incurred if a reasonable estimate of fair value can be made. The fair value of the liability is added to the carrying amount of the associated asset and this additional carrying amount is depreciated over the life of the asset. The liability is accreted at the end of each period through charges to operating expense. If the obligation is settled for other than the carrying amount of the liability, we will recognize a gain or loss on settlement. Operating leases for space we occupy in certain of our Asian markets contain obligations that would require us, on termination of the lease, to reinstate the space to its original condition. We have assessed our liability under such obligations as required by the adoption of SFAS 143. This has not had a material impact on our financial statements.

Accounting for Costs Associated with Exit or Disposal Activities

As of January 1, 2003, we adopted FASB Statement No. 146, "Accounting for Costs Associated with Exit or Disposal Activities" ("SFAS 146"). SFAS 146 requires that a liability for costs associated with an exit or disposal activity be recognized when the liability is incurred rather than when a company commits to such an activity, and SFAS 146 also establishes fair value as the objective for initial measurement of the liability. SFAS 146 is effective for exit or disposal activities that are initiated after December 31, 2002. The adoption has not had a material impact on our financial statements.

For the twelve months ended December 31, 2003 we recorded a charge of $4.6 million to the non-recurring operating, administrative and other expense for additional lease costs of excess space. In accordance with SFAS 146, any costs related to the early exit of leases or abandoned new space have been recorded at the time we ceased use of/abandoned the leased space.

Accounting and Disclosure by Guarantors

We apply FASB Interpretation No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others" ("FIN 45"), which addresses the disclosure to be made by a guarantor in its interim and annual financial statements about its obligations under guarantees. The Company has not entered into, or modified guarantees pursuant to the recognition provisions of FIN 45 that have had a significant impact on the financial statements during the twelve months ended December 31, 2003. Guarantees covered by the disclosure provisions of FIN 45 are discussed in the "Liquidity and Capital Resources" contained herein.

Consolidation of Variable Interest Entities

In January 2003 the FASB issued Interpretation No. 46, "Consolidation of Variable Interest Entities, an Interpretation of ARB No. 51" ("FIN 46"). FIN 46 addressed the consolidation by business enterprises of variable interest entities as defined. FIN 46 applied immediately to variable interests in variable interest entities created after January 31, 2003. We have not invested in any variable interest entities created after January 31, 2003. For public enterprises with a variable interest entity created before February 1, 2003, the FASB modified the application date of FIN 46 to no later than the end of the interim or annual period ending after December 15, 2003 as it prepared to issue additional guidance.

In December 2003, the FASB issued FASB Interpretation No. 46 (revised December 2003), "Consolidation of Variable Interest Entities, an interpretation of ARB No. 51" ("FIN 46-R"), which addresses how a business enterprise should evaluate whether they have a controlling financial interest in an entity through means other than voting rights, and accordingly should consolidate the entity. FIN 46-R replaces FIN 46. We have not fully assessed the impact of FIN 46-R on our consolidated financial statements, but do not anticipate its application to be material.

Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity

In May 2003, the FASB issued Statement No. 150, "Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity" ("SFAS 150"). SFAS 150 establishes standards for how an issuer classifies and measures in its statement of financial position certain financial instruments with characteristics of both liabilities and equity. SFAS 150 requires issuers to classify as liabilities (or assets in some circumstances) three classes of freestanding financial instruments that embody obligations for the issuer; specifically, (i) a mandatorily redeemable financial instrument, (ii) an obligation to repurchase the issuer's equity, (iii) certain obligations to issue a variable number of shares. SFAS 150 is effective for financial instruments entered into or modified after May 31, 2003, and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003. The effective date has been deferred indefinitely for certain other types of mandatorily redeemable financial instruments. At this time we do not believe that we have any financial instruments that are subject to the standards of SFAS 150.

(3) Acquisition

Jones Lang LaSalle Asset Management Services Acquisition

In December 2002, Jones Lang LaSalle acquired the 45% minority interest in the joint venture company Jones Lang LaSalle Asset Management Services, which, since 2000 has exclusively provided Asset Management services for all Skandia Life properties in Sweden. The purchase price of the minority interest was approximately $1 million, a discount to the fair value of the net assets acquired. As a result, we have recorded an after-tax gain of $341,000 as an extraordinary item in 2002.

(4) Disposition

Effective December 31, 1996, we sold our Construction Management business and certain related assets to a former member of management for a $9.1 million note. The note, which is secured by the current and future assets of the business, is due December 31, 2006 and bears interest at rates of 6.8% to 10.0%, with interest payments due annually. Annual principal repayments began in January 1998. The outstanding principal balance of this loan as of December 31, 2003 is $4.8 million. The payments due under the terms of this note are current.

Under the terms of the Asset Purchase Agreement, Jones Lang LaSalle has the option to repurchase, at the then current market value, up to 49.9% of the ownership in the Construction Management business on the earlier of the December 31, 2006 or the prepayment of the note receivable. The choice to exercise the repurchase option belongs solely to Jones Lang LaSalle.

(5) Share Repurchase

On October 30, 2002 we announced that our Board of Directors had approved a share repurchase program. Under the program, we were authorized to repurchase up to one million shares in the open market and in privately negotiated transactions from time to time, depending upon market prices and other conditions. In the fourth quarter of 2003 we repurchased 400,000 shares at an average price of $20.37 per share. In the fourth quarter of 2002 we repurchased 300,000 shares at an average price of $15.56 per share. These 700,000 repurchased shares are held by a subsidiary of Jones Lang LaSalle.

The 2002 share repurchase program replaces a program that was in place in 2001 authorizing purchases of up to $10.0 million. On March 8, 2001, we repurchased and cancelled 473,962 shares of our own common stock at a price of $14.65 per share, totaling $6.9 million. There were no further purchases in 2001.

On February 27, 2004, we announced the approval by our Board of Directors to purchase 1.5 million shares under a share repurchase program. The shares will be purchased in the open market and in privately negotiated transactions. The repurchase of shares is primarily intended to offset dilution resulting from both stock and stock option grants made under the firm's existing stock plans. This program replaces our previously announced repurchase programs.

(6) Non-Recurring and Restructuring Charges

For the years ended December 31, 2003, 2002 and 2001, non-recurring and restructuring charges totaled $4.4 million, $14.9 million and $77.2 million, respectively. These charges and associated tax benefits are made up of the following ($ in millions):

	2003	2002	2001
Non-Recurring & Restructuring Charges			
Impairment of E-commerce Investments	$ --	(0.3)	18.0
Land Investment & Development Group Impairment Charges	--	3.0	3.5
Insolvent Insurance Providers	(0.6)	--	1.9
Abandonment of Property Management Accounting System:			
Compensation and Benefits	0.1	--	--
Operating, Administrative and Other	5.0	--	--
Merger Related Stock Compensation	(2.5)	--	--
2001 Global Restructuring Program:			
Compensation & Benefits	(0.1)	(1.3)	40.1
Operating, Administrative & Other	--	0.1	13.7
2002 Global Restructuring Program:			
Compensation & Benefits	(2.1)	12.7	--
Operating, Administrative & Other	4.6	0.7	--
Total Non-Recurring & Restructuring Charges	$ 4.4	14.9	77.2
Net tax benefit for current year charges	$ 2.2	5.0	21.3
Net tax benefit for prior year charges	3.0	1.8	--
	$ 5.2	6.8	21.3

E-Commerce Investment Impairment

In 2001, we reviewed our e-commerce investments on an investment-by-investment basis, evaluating actual business performance against original expectations, projected future cash flows, and capital needs and availability. By the end of 2001, we had written down all of our investments in e-commerce ventures. It is currently our policy to expense any additional investments that are made into these ventures in the period they are made due to the fact that recovery of such sums is uncertain. Any such charges are recorded as ordinary recurring charges. In 2003 and 2002, we expensed $820,000 and $287,000, respectively, of such investments. Also, in 2002, $276,000 related to an e-commerce venture written-off in 2001 was recovered and recorded as a credit to non-recurring expense.

Land Investment and Development Group Impairment

We closed the non-strategic residential land investment business in the Americas region of the Investment Management segment in 2001. Included in non-recurring expense in 2001 was an impairment provision of $3.5 million against the carrying value of certain residential land co-investments made by this group. We had determined that we would not fund these investments beyond our contractual commitments and would seek to manage an exit from this portfolio. In 2002 we recorded additional impairment charges of $2.8 million to fully write-down an additional two of these co-investments as a result of adverse performance expectation developments in 2002. This charge was included in non-recurring expense. We continue to monitor this portfolio and have not recorded additional impairment charges in 2003. In the third quarter of 2003 we sold one of the remaining assets in the Land Investment portfolio for no gain or loss. Any future impairment charges or gains or losses on disposal relating to the Land Investment Group will be included in non-recurring charges. Included in investments in real estate ventures as of December 31, 2003 is the book value of the three remaining Land Investment Group investments of $2.0 million. We have provided guarantees associated with this investment portfolio of $750,000, which we currently do not expect to be required to fund. We currently expect to liquidate the Land Investment Group investments by the end of 2006.

Additionally, we disposed of our Americas Development Group in 2001, retaining an interest in certain investments originated by this group with the intention of liquidating them by the end of 2003. In 2002 we recorded a gain of $675,000 as a result of the disposal of three of these investments, an impairment charge of $472,000 relating to two properties that were subsequently sold and equity losses of $404,000. The net expense of $201,000 was recorded in non-recurring expense in 2002. We continue to monitor this investment and have not recorded an impairment charge in 2003. Any future impairment charges or gains or losses on disposal relating to the Development Group will be included in non-recurring expenses. Included in investment in real estate ventures as of December 31, 2003 is the book value of the one remaining investment project of $50,000. We currently expect to liquidate this investment by the middle of 2004.

Insolvent Insurance Providers

In 2001 we recorded $1.9 million against our exposure to insolvent insurance providers, of which $1.6 million related to approximately 30 claims that were covered by an insolvent Australian insurance provider, HIH Insurance Limited ("HIH"). As of December 31, 2003, we have settled approximately 25 of these claims. However, we have been notified of additional claims subsequent to the insolvency of HIH and approximately 22 claims remain outstanding with a reserve of approximately $0.6 million. As a result of favorable developments related to the loss reserves, we recorded a credit of $0.6 million to the non-recurring operating, administrative and other expense in the second quarter of 2003. We believe the remaining reserve is adequate to cover the remaining claims and expenses to be paid as a result of the HIH insolvency. We expect to have fully utilized this reserve by the end of 2006.

Abandonment of Property Management Accounting System

In the second quarter of 2003, we completed a feasibility analysis of a property management accounting system that was in the process of being implemented in Australia. As a result of the review, we concluded that the potential benefits from successfully correcting deficiencies in the system that would allow it to be implemented throughout Australia were not justified by the costs that would have to be incurred to do so. As a result of this decision, we recorded a charge of $5.1 million to non-recurring expense in 2003. The charge of $5.1 million includes $113,000 for severance costs of personnel who worked exclusively on the system and $218,000 for professional fees associated with pursuing litigation against the consulting firm that was responsible for the design and implementation of this system. We anticipate incurring additional expenses as the litigation progresses. We implemented a transition plan to an existing alternative system and have used this system from July 1, 2003.

Merger Related Stock Compensation

On March 11, 1999, LaSalle Partners merged its business with that of JLW and changed its name to Jones Lang LaSalle. In connection with this merger we issued shares of our common stock as consideration. Restrictions on certain of those shares were removed at December 31, 2000 (See our 2002 Annual Report on Form 10-K for a detailed discussion of this merger). Included as part of our non-recurring stock compensation expense for the year ended December 31, 2000, we provided for potential social tax exposures relating to the issuance of these shares. As a result of a current re-evaluation of these potential exposures and changing circumstances, we have determined that this reserve is no longer required, and we have reversed the remaining $2.5 million of this provision in 2003.

Business Restructuring

Business restructuring charges include severance and professional fees associated with the realignment of our business. In 2001, the Asia Pacific business underwent a realignment from a traditional geographic structure to one that is managed according to business lines. In addition, in the second half of 2001 we implemented a broad based restructuring of our global business that reduced headcount by approximately nine percent. The total charge for the full year of 2001 for estimated severance and related costs was $43.9 million. Included in the $43.9 million was $40.0 million of severance costs and approximately $3.0 million of professional fees. The balance of $900,000 included relocation and other severance related expenses. Of the estimated $43.9 million (adjusted down to $42.6 million for reasons stated below), $41.1 million had been paid at December 31, 2003, with a further $1.5 million to be paid over the next several years as required by labor laws.

In December 2002, we reduced our workforce by four percent to meet expected global economic conditions. As such, we recorded $12.7 million in non-recurring compensation and benefits expense related to severance and certain professional fees, and $632,000 in non-recurring operating, administrative and other expense in 2002, primarily related to the lease cost of excess space. Of the estimated $12.7 million (adjusted down to $10.5 million in 2003 for reasons stated below), $8.7 million had been paid at December 31, 2003, with the remaining $1.8 million to be paid by the end of 2004.

The actual cost incurred related to these business restructurings have varied by individual from our original estimates for a variety of reasons, including the identification of additional facts and circumstances, the complexity of international labor law, developments in the underlying business, resulting in the unforeseen reallocation of resources and better or worse than expected settlement discussions. Specifically, the combination of new client wins and expanded assignments for existing clients in America has resulted in a permanent reevaluation of planned headcount reductions. As a result of the above, we have credited $2.2 million back to the non-recurring compensation and benefit line in 2003.

In 2003 we charged $4.6 million to non-recurring operating, administrative and other expenses related to excess lease space as a result of the 2002 restructuring. The most significant of these charges relates to a $4.4 million expense for excess lease space. The 2002 restructuring had considered this potential duplicate lease space, but because of uncertainty about future actions, we did not establish a reserve for this space in 2002. Early in 2003 we signed a lease modification that delayed the timeframe in which we would have been required to occupy the new space to allow us to fully evaluate our options. In the fourth quarter of 2003 we decided to remain in our existing space rather than relocate to the new space. As a result of the abandonment of new space, we recorded a $4.4 million charge to non-recurring operating, administrative and other expense in 2003.

The following table displays the net charges incurred by segment for the years ended December 31, 2003, 2002 and 2001 ($ in millions):

	2003	2002	2001
Non-Recurring & Restructuring Charges			
Investor and Occupier Services:			
Americas	$ (1.9)	4.8	34.9
Europe	3.5	6.7	22.6
Asia Pacific	5.0	0.3	12.6
Investment Management	0.3	2.6	5.0
Corporate	(2.5)	0.5	2.1
Total Non-Recurring and Restructuring Charges	$ 4.4	14.9	77.2

(7) Business Segments

We manage our business along a combination of functional and geographic lines. We report our operations as four business segments: (i) Investment Management, which offers Real Estate Money Management services on a global basis, and the three geographic regions of Investor and Occupier Services ("IOS"): (ii) Americas, (iii) Europe and (iv) Asia Pacific, each of which offers our full range of Real Estate Investor Services, Real Estate Capital Markets and Real Estate Occupier Services. The Investment Management segment provides Real Estate Money Management services to institutional investors and high-net-worth individuals. The IOS business consists primarily of tenant representation and agency leasing, capital markets and valuation services (collectively "implementation services") and property management, facilities management services, project and development management services (collectively "management services").

Total revenue by industry segment includes revenue derived from services provided to other segments. Operating income represents total revenue less direct and indirect allocable expenses. We allocate all expenses, other than interest and income taxes, as nearly all expenses incurred benefit one or more of the segments. Allocated expenses primarily consist of corporate global overhead, including certain globally managed stock programs. These corporate global overhead expenses are allocated to the business segments based on the relative revenue of each segment.

Our measure of segment operating results excludes non-recurring and restructuring charges. See Note 6 for a detailed discussion of these non-recurring and restructuring charges. We have determined that it is not meaningful to investors to allocate these non-recurring and restructuring charges to our segments. In addition, the Chief Operating Decision Maker of Jones Lang LaSalle measures the segment results without these charges allocated. We define the Chief Operating Decision Maker collectively as our Global Executive Committee, which is comprised of our Global Chief Executive Officer, Global Chief Financial Officer and the Chief Executive Officers of each of our reporting segments.

We have reclassified certain prior year amounts to conform with the current presentation. These reclassifications are discussed in Note 2.

Summarized financial information by business segment for 2003, 2002 and 2001 are as follows ($ in thousands):

	2003	2002	2001
Investor and Occupier Services - Americas			
Revenue:			
Implementation services	$ 137,254	135,013	158,775
Management services	170,448	151,306	165,940
Equity earnings (losses)	--	(10)	366
Other services	5,056	4,119	1,665
Intersegment revenue	760	476	1,191
	313,518	290,904	327,937
Operating expenses:			
Compensation, operating and administrative expenses	257,824	240,141	277,473
Depreciation and amortization	17,851	18,761	24,138
Operating income	$ 37,843	32,002	26,326
Europe			
Revenue:			
Implementation services	$ 252,109	228,155	252,608
Management services	89,147	82,492	88,700
Other services	9,876	7,123	3,532
	351,132	317,770	344,840
Operating expenses:			
Compensation, operating and administrative expenses	326,946	289,594	289,664
Depreciation and amortization	11,168	10,421	12,652
Operating income	$ 13,018	17,755	42,524

	2003	2002	2001
Asia Pacific			
Revenue:			
Implementation services	$ 95,998	77,329	79,731
Management services	74,894	66,411	47,945
Other services	1,762	1,624	1,878
	172,654	145,364	129,554
Operating expenses:			
Compensation, operating and administrative expenses	168,661	138,922	122,959
Depreciation and amortization	6,734	6,673	6,951
Operating loss	$ (2,741)	(231)	(356)
Investment Management			
Revenue:			
Implementation and other services	$ 7,416	5,249	2,557
Advisory fees	93,194	83,448	76,075
Incentive fees	4,740	17,721	17,483
Equity earnings	7,951	2,591	8,194
	113,301	109,009	104,309
Operating expenses:			
Compensation, operating and administrative expenses	93,683	87,699	78,933
Depreciation and amortization	1,191	1,270	3,679
Operating income	$ 18,427	20,040	21,697
Total segment revenue	$ 950,605	863,047	906,640
Intersegment revenue eliminations	(760)	(476)	(1,191)
Total revenue	949,845	862,571	905,449
Total segment operating expenses	884,058	793,481	816,449
Intersegment operating expense eliminations	(760)	(476)	(1,191)
Total operating expenses before non-recurring and restructuring charges	883,298	793,005	815,258
Non-recurring and restructuring charges	4,361	14,871	77,232
Operating income	$ 62,186	54,695	12,959

Identifiable assets by segment are those assets that are used by or are a result of each segment's business. Corporate assets are principally cash and cash equivalents, office furniture and computer hardware and software.

The following table reconciles segment identifiable assets to consolidated assets, investments in real estate ventures to consolidated investments in real estate ventures and fixed asset expenditures to consolidated fixed asset expenditures.

	2003			2002			2001
($ in thousands)	Identifiable Assets	Investments in Real Estate Ventures	Fixed Asset Expen-ditures	Identifiable Assets	Investments in Real Estate Ventures	Fixed Asset Expen-ditures	Fixed Asset Expen-ditures
Investor and Occupier Services:							
Americas	$ 322,175	401	5,368	328,878	899	4,822	10,525
Europe	237,265	--	9,620	203,244	--	9,434	15,625
Asia Pacific	169,064	--	4,574	146,125	--	3,751	13,535
Investment Management	146,161	70,934	682	141,535	74,095	426	647
Corporate	68,275	--	208	32,734	--	1,923	2,221
Consolidated	$ 942,940	71,335	20,452	852,516	74,994	20,356	42,553

The following table sets forth the revenues and assets from our most significant currencies ($ in thousands). The euro revenues and assets include our businesses in France, Germany, Italy, Ireland, Spain, Portugal, Holland, Belgium and Luxemburg.

	Total Revenue	Total Assets
United States Dollar	$ 368,369	474,068
United Kingdom Pound	196,476	178,913
Euro	164,250	104,429
Australian Dollar	77,841	77,161
Other currencies	142,909	108,369
	$ 949,845	942,940

We face restrictions in certain countries which limit or prevent the transfer of funds to other countries or the exchange of the local currency to other currencies.

(8) Investments in Real Estate Ventures

We invest in certain real estate ventures that own and operate commercial real estate. These investments include non-controlling ownership interests generally ranging from less than 1% to 47.85% of the respective ventures. We generally account for these interests under the equity method of accounting in the accompanying Consolidated Financial Statements. As such, we recognize our share of the underlying profits and losses of the ventures as revenue in the accompanying Consolidated Statements of Earnings. We are generally entitled to operating distributions in accordance with our respective ownership interests. Substantially all venture interests are held by corporate subsidiaries of Jones Lang LaSalle. Accordingly, our exposure to liabilities and losses of these ventures is limited to our existing capital contributions and remaining capital commitments. To the extent that our investment basis may differ from our share of the equity of an unconsolidated investment, such difference would be amortized over the depreciable lives of the investee's investment assets.

We apply the provisions of FASB Statement No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets" ("SFAS 144"), when evaluating these investments for impairment, including impairment evaluations of the individual assets held by investment funds. We have recorded impairment charges to equity earnings of $4.1 million in 2003, representing our equity share of the impairment charge against individual assets held by funds. There were no similar charges to equity earnings in 2002 or 2001. Impairment charges of $3.0 million and $3.5 million for 2002 and 2001, respectively, related to the exiting of our Land Investment and Development groups were recorded to non-recurring expense. For a further discussion of these non-recurring charges see Note 6.

Effective January 1, 2001, we established LaSalle Investment Company ("LIC"), formerly referred to as LaSalle Investment Limited Partnership, a series of four parallel limited partnerships, as our investment vehicle for substantially all new co-investments. Our original capital commitment to LIC was euro 150 million. Through December 31, 2003, we have funded euro 30 million. As of December 31, 2003, we have the remaining unfunded commitment of euro 120 million ($151 million). We anticipate that LIC will require this capital over the next five to seven years. At December 31, 2003, LIC has unfunded capital commitments of $68.2 million, of which our 47.85% share is $32.6 million. We have an effective ownership interest in LIC of 47.85%, the remaining 52.15% interest is held primarily by institutional investors, including a significant shareholder in Jones Lang LaSalle. In addition, our Chairman and Chief Executive Officer, and another Director of Jones Lang LaSalle are investors in LIC on equivalent terms to other investors. The investment in LIC is accounted for under the equity method of accounting in the accompanying Consolidated Financial Statements. Additionally, our Board of directors has recently endorsed the use of our capital in particular situations to control or bridge finance existing real estate assets or portfolios to seed future investment products. The purpose of this is to accelerate capital raising and assets under management.

LIC has, and will continue to, invest in certain real estate ventures that own and operate commercial real estate. LIC generally invests via limited partnerships and intends to own 20% or less of the respective ventures. At December 31, 2003, LIC has unfunded capital commitments of $68.2 million, of which our 47.85% share is $32.6 million, for future fundings of co-investments.

In the third quarter of 2003, LIC entered into a euro 35 million ($44.1 million) revolving credit facility (the "LIC facility") principally for its working capital needs. The LIC facility contains a credit rating trigger (related to the credit rating of one of LIC's investors who is unaffiliated with Jones Lang LaSalle) and a material adverse condition clause. If either the credit rating trigger or the material adverse condition clause becomes triggered, the LIC Facility would be in default and would need to be repaid. This would require us to fund our pro-rata share of the then outstanding balance on the LIC Facility, to which our liability is limited. The maximum exposure to Jones Lang LaSalle, assuming that the LIC Facility were fully drawn, would be euro 16.7 million ($21.0 million). As of December 31, 2003 there were no outstanding borrowings on this facility. LIC's exposure to liabilities and losses of the ventures is limited to its existing capital contributions and remaining capital commitments.

The following table summarizes the financial statements of LIC ($ in thousands):

	2003	2002	2001
Balance Sheet Investments in real estate	$ 64,344	54,050	6,721
Total Assets	$ 68,829	64,542	9,368
Other borrowings	$ --	--	--
Mortgage indebtedness	--	--	--
Total Liabilities	$ 3,589	2,909	2,570
Total Equity	$ 65,240	61,633	6,798
Statement of Operations			
Revenues	$ 4,288	721	131
Net Loss	$ (420)	(168)	(129)

The following table summarizes the combined financial information for the unconsolidated ventures (including those that are held via LIC), accounted for under the equity method of accounting ($ in thousands):

	2003	2002	2001
Balance Sheet:			
Investments in real estate	$ 3,773,418	3,180,682	2,432,609
Total assets	$ 4,079,530	3,413,917	2,628,599
Other borrowings	$ 323,566	273,130	163,582
Mortgage indebtedness	$ 1,855,824	1,546,680	837,243
Total liabilities	$ 2,395,883	1,977,677	1,166,436
Total equity	$ 1,683,647	1,436,240	1,462,163
Statements of Operations:			
Revenues	$ 459,722	336,047	370,395
Net earnings	$ 37,332	67,955	109,201

The following table shows our interests in these unconsolidated ventures ($ in thousands):

	2003	2002	2001
Loans to real estate ventures	$ 11,493	9,175	7,629
Equity investments in real estate ventures	$ 59,842	65,819	56,899
Total investments in real estate ventures	$ 71,335	74,994	64,528
Equity in earnings from real estate ventures recorded by Jones Lang LaSalle	$ 7,951	2,581	8,560

As of December 31, 2003, we had total investments and loans of $71.3 million in approximately 20 separate property or fund co-investments. The loans to real estate ventures bear interest rates of 7.25% to 8.0% and are to be repaid by 2008. The Company provides guarantees to third-party financial institutions that would require us to fund monies in the event that the underlying co-investment loans default. As of December 31, 2003 we have repayment guarantees outstanding of $5.0 million.

LaSalle Hotel Properties ("LHO"), a real estate investment trust, completed its initial public offering in April 1998. We provided advisory, acquisition and administrative services to LHO for which we received a base advisory fee calculated as a percentage of net operating income, as well as performance fees based on growth in funds from operations on a per share basis. Such performance fees were paid in the form of LHO common stock or units, at our option. LHO was formed with 10 hotels, in which we had a nominal co-investment and investment advisory agreement with nine of these hotels. We contributed our ownership interests in the hotels as well as the related performance fees to LHO for an effective ownership interest of approximately 6.4%, which included certain residual "Common Share Purchase Rights" that give us the ability to purchase shares in LHO at a fixed price. Effective January 1, 2001, the service agreement with LHO was terminated and LHO became a self-managed real estate investment trust. As a result of the terminated service agreement, we changed our method of accounting for LHO to the cost method. On February 1, 2001, we sold our investment in LHO and recognized a gain of $2.7 million. We continue to hold the "Common Share Purchase Rights", which extend through April of 2008. These rights are derivative financial instruments, and as such, we reflect their fair value in our financial statements--See Note 2 for a detailed discussion of the accounting treatment of these rights. The fair value of these rights at December 31, 2003 was $1.4 million, which we included in the investments in unconsolidated real estate ventures on the Consolidated Balance Sheet.

(9) Debt

We have the ability to borrow on our $225 million unsecured revolving credit facility, with authorization to borrow up to an additional $60 million under local facilities. We also have outstanding our euro 165 million aggregate principal amount of 9.0% Senior Notes, due in 2007 (the "Euro Notes").

On July 26, 2000, we closed our offering of the Euro Notes. The net proceeds of $148.6 million were used to pay-down other borrowings. The Euro Notes were issued by Jones Lang LaSalle Finance B.V. ("JLL Finance"), a wholly owned subsidiary of Jones Lang LaSalle.

On June 26, 2003, we renegotiated our unsecured revolving credit facility agreement reducing the facility from $275 million to $225 million and extended the term to 2006 from its previous due date in 2004. There currently are eleven participating banks to our revolving credit facility.

As of December 31, 2003, there were no borrowings outstanding under our $225 million revolving credit facility, borrowings of euro 165 million ($207.8 million) outstanding under the Euro Notes, and short-term borrowings (including capital lease obligations) of $3.6 million. $3.2 million of the short-term borrowings are local borrowings by subsidiaries on various interest-bearing overdraft facilities. The increase in the reported U.S. dollar book value of the Euro Notes of $34.7 million in 2003 was solely as a result of the strengthening euro. No additional Euro Notes have been issued. Beginning June 15, 2004, the Euro Notes can be redeemed, at our option, at the following redemption prices: during the twelve-month period commencing June 15, 2004 at 104.50% of principal; during the twelve-month period commencing June 15, 2005 at 102.25% of principal; during the twelve-month period commencing June 15, 2006 at 100.00% of principal. If the market conditions prove favorable, we intend to call the Euro Notes in June 2004 using the revolving credit facility or other sources. If we were to call the Euro Notes in June 2004, we would incur approximately $11.5 million (dependent upon prevailing exchange rates) of expense related to the acceleration debt issuance cost amortization and the premiums paid to redeem the Euro Notes.

Jones Lang LaSalle and certain of our subsidiaries guarantee the revolving credit facility and the Euro Notes (the "Facilities"), as well as the local overdraft facilities of certain subsidiaries. Third-party lenders request these guarantees to ensure payment by the Company in the event that one of our subsidiaries fails to repay its borrowings. We apply FASB Interpretation No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others" ("FIN 45"), to recognize and measure the provisions of guarantees. The guarantees of the revolving credit facility, Euro Notes and local overdraft facilities do not meet the recognition provisions, but do meet the disclosure requirements of FIN 45. We have local overdraft facilities totaling $44.2 million, of which $3.2 million was outstanding as of December 31, 2003. We have provided guarantees of $30.3 million related to the local overdraft facilities, as well as guarantees related to the $225 million revolving credit facility and the euro 165 million Euro Notes, which in total represent the maximum future payments that Jones Lang LaSalle could be required make under the guarantees provided for subsidiaries' third-party debt.

With respect to the revolving credit facility, we must maintain consolidated net worth of at least $318 million and a leverage ratio not exceeding 3.0 to 1. We must also maintain a minimum interest coverage ratio of 2.5 to 1 and a minimum fixed charge coverage ratio of 1.1 to 1. As part of the renegotiation of the revolving credit facility, the ratios for the leverage and minimum interest coverage were revised to provide more operating flexibility under these covenants. Our covenants exclude the impact of certain of the non-cash charges related to the abandonment of a property management system in Australia and certain of the charges taken in 2002 related to the Land Investment Group. We are in compliance with all covenants at December 31, 2003. Additionally, we are restricted from, among other things, incurring certain levels of indebtedness to lenders outside of the Facilities and disposing of a significant portion of our assets. Lender approval is required for certain levels of co-investment. The revolving credit facility bears variable rates of interest based on market rates. We are authorized to use interest rate swaps to convert a portion of the floating rate indebtedness to a fixed rate, however, none were used during 2003 or 2002 and none were outstanding as of December 31, 2003. The effective interest rate on the Facilities was 8.2% in 2003 versus 7.3% in 2002.

(10) Leases

We lease office space in various buildings for our own use. The terms of these non-cancelable operating leases provide for us to pay base rent and a share of increases in operating expenses and real estate taxes in excess of defined amounts. We also lease equipment under both operating and capital lease arrangements.

Minimum future lease payments (e.g., base rent for leases of office space) due in each of the next five years ending December 31 and thereafter are as follows ($ in thousands):

	Operating Leases	Capital Leases
2004	$ 46,268	449
2005	41,298	423
2006	35,915	223
2007	25,931	52
2008	19,490	33
Thereafter	9,344	30
	$ 178,246	1,210
Less: Amount representing interest		(81)
Present value of minimum lease payments		$ 1,129

As of December 31, 2003, we have reserves related to excess lease space of $7.2 million, which were identified as part of our restructuring charges. The total of minimum rentals to be received in the future under noncancelable operating subleases as of December 31, 2003 was $6.2 million.

Assets recorded under capital leases in our Consolidated Balance Sheet at December 31, 2003 and 2002 are as follows ($ in thousands):

	2003	2002
Furniture, fixtures and equipment	$ 1,892	1,421
Computer equipment and software	1,426	1,172
Automobiles	1,052	1,289
	4,370	3,882
Less accumulated depreciation and amortization	(3,262)	(2,083)
Net assets under capital leases	$ 1,108	1,799

Rent expense was $56.5 million, $50.4 million and $45.5 million during 2003, 2002 and 2001, respectively. Rent expense excludes charges associated with excess leases space taken as part of restructuring expenses.

(11) Income Taxes

For the years ended December 31, 2003, 2002 and 2001, our provision for income taxes consisted of the following ($ in thousands):

	Year Ended December 31, 2003	2002	2001
U.S. Federal:			
Current	$ 3,427	$ 8	$ --
Deferred tax	(3,505)	1,981	(2,216)
	(78)	1,989	(2,216)
State and Local:			
Current	490	--	1,063
Deferred tax	(202)	378	(1,921)
	288	378	(858)
Foreign:			
Current	14,650	17,220	13,920
Deferred tax	(6,600)	(8,550)	(2,860)
	8,050	8,670	11,060
Total	$ 8,260	$ 11,037	$ 7,986

In 2003 and 2002 our current tax liabilities were reduced by $4.6 million and $4.5 million, respectively, due to the utilization of prior years' net operating loss carryovers.

Income tax expense for 2003, 2002 and 2001 differed from the amounts computed by applying the U.S. federal income tax rate of 35% to earnings before provision for income taxes (income of $44.3 million for the year ended December 31, 2003, income of $37.7 million for the year ended December 31, 2002 and a loss of $7.2 million for the year ended December 31, 2001) as a result of the following ($ in thousands):

	2003		2002		2001	
Computed "expected" tax expense (benefit)	$ 15,514	35.0%	$ 13,185	35.0%	$ (2,519)	35.0%
Increase (reduction) in income taxes resulting from:						
State and local income taxes, net of federal income tax benefit	187	0.4%	246	0.7%	(588)	8.2%
Amortization of goodwill and other intangibles	(1,556)	(3.5%)	(1,417)	(3.8%)	1,195	(16.6%)
Nondeductible expenses	1,890	4.2%	1,999	5.3%	3,041	(42.3%)
Foreign earnings taxed at varying rates	(4,805)	(10.8%)	(3,534)	(9.4%)	(901)	12.5%
Valuation allowances	1,281	2.9%	411	1.1%	6,943	(96.5%)
Other, net	(1,251)	(2.8%)	1,947	5.2%	815	(11.2%)
Additional tax benefit on 2001 restructuring reserve actions	(3,000)	(6.8%)	(1,800)	(4.8%)	--	--
	$ 8,260	18.6%	$ 11,037	29.3%	$ 7,986	(110.9%)

For the years ended December 31, 2003, 2002 and 2001, our income (loss) before taxes from domestic and international sources are as follows ($ in thousands):

	Year Ended December 31,		
	2003	2002	2001
Domestic	$ 9,768	5,311	(17,635)
International	34,557	32,360	10,438
Total	$ 44,325	37,671	(7,197)

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities are presented below ($ in thousands):

	December 31,		
	2003	2002	2001
Deferred tax assets:			
Accrued expenses	$ 20,817	$ 18,754	$ 16,447
Revenue deferred per SAB 101	--	--	7,740
U.S. Federal and state loss carryforwards	19,367	13,917	10,426
Allowances for uncollectible accounts	902	747	1,683
Foreign tax credit carryforwards	--	761	4,410
Foreign loss carryforwards	25,345	17,053	8,762
Property and equipment	2,994	4,383	3,172
Investments in real estate ventures and other investments	12,752	12,596	9,542
Other	2,207	1,835	249
	84,384	70,046	62,431
Less valuation allowances	(9,002)	(12,223)	(12,065)
	$ 75,382	$ 57,823	$ 50,366
Deferred tax liabilities:			
Prepaid pension asset	$ 2,285	$ 2,311	$ 4,061
Intangible assets	10,687	7,137	6,660
Income deferred for tax purposes	1,873	2,117	2,400
Other	2,572	203	1,130
	$ 17,417	$ 11,768	$ 14,251

A deferred U.S. tax liability has not been provided on the unremitted earnings of foreign subsidiaries because it is our intent to permanently reinvest such earnings outside of the United States. If repatriation of all such earnings were to occur, and if we were unable to utilize foreign tax credits due to the limitations of U.S. tax law, we estimate our maximum resulting U.S. tax liability would be $40.5 million, net of the benefits of utilization of U.S. Federal and state carryovers.

As of December 31, 2003, we had available U.S. Federal net operating loss carryforwards of $38 million which begin to expire after 2019, capital loss carryovers of $4 million which expire after 2008, U.S. state net operating loss carryforwards of $79 million which expire after 2004 through 2022, and foreign net operating loss carryforwards of $74 million which begin to expire after 2004.

As of December 31, 2003, we believe that it is more likely than not that the net deferred tax asset of $58 million will be realized based upon our estimates of future income and the consideration of net operating losses, earnings trends and tax planning strategies. Valuation allowances have been provided with regard to the tax benefit of certain foreign net operating loss carryforwards and U.S. capital loss carryforwards, for which we have concluded that recognition is not yet appropriate under Statement No. 109, "Accounting for Income Taxes." In 2003, we reduced valuation reserves by $0.2 million on net operating losses in one jurisdiction due to changes in circumstances which caused us to change our judgement on the current and future utilization of those losses, and we increased valuation reserves by $1.4 million for other jurisdictions based upon circumstances which caused us to establish or to continue to provide valuation reserves on current year losses in addition to those provided in prior years. We also reversed a valuation reserve previously established on an e-commerce investment write-down of $3.0 million.

As of December 31, 2003, our current receivable for income tax was $3.0 million.

(12) Retirement Plans

Defined Contribution Plans

We have a qualified profit sharing plan for our eligible U.S. employees that incorporates United States Internal Revenue Code Section 401(k) for our eligible U.S. employees. Contributions under the qualified profit sharing plan are made via a combination of employer match and an annual contribution on behalf of eligible employees. Included in the accompanying Consolidated Statements of Earnings for the years ended December 31, 2003, 2002 and 2001 are employer contributions of $2.3 million, $1.5 million and $1.7 million, respectively. Related trust assets of the Plan are managed by trustees and are excluded from the accompanying Consolidated Financial Statements.

We maintain several defined contribution retirement plans for our eligible non-U.S. employees. Our contributions to these plans were approximately $7.2 million, $1.9 million and $2.4 million for the years ended December 31, 2003, 2002 and 2001, respectively. The increase in contributions in 2003 is due to the curtailment of the UK defined benefit pension plan and the implementation of a defined contribution plan.

Defined Benefit Plans

We maintain contributory defined benefit pension plans in the UK, Ireland and Holland to provide retirement benefits to eligible employees. It is our policy to fund the minimum annual contributions required by applicable regulations.

Net periodic pension cost consisted of the following ($ in thousands):

	2003	2002	2001
Employer service cost - benefits earned during the year	$ 2,254	$ 8,533	$ 7,300
Interest cost on projected benefit obligation	6,230	5,649	5,575
Expected return on plan assets	(6,797)	(7,309)	(8,572)
Net amortization/deferrals	167	50	--
Recognized actual loss	389	--	--
Net periodic pension cost	$ 2,243	$ 6,923	$ 4,303

The reduction in net periodic pension cost in 2003 was as a result of the curtailment of the UK defined benefit plan, which was replaced with the implementation of a defined contribution plan, effective January 1, 2003.

The change in benefit obligation and plan assets and reconciliation of funded status as of December 31, 2003, 2002 and 2001 are as follows ($ in thousands):

	2003	2002	2001
Change in benefit obligation:			
Projected benefit obligation at beginning of year	$ 114,835	$ 88,598	$ 93,854
Service cost	2,254	8,533	7,300
Interest cost	6,230	5,649	5,575
Plan participants' contributions	225	232	167
Plan amendments	--	--	379
Benefits paid	(6,374)	(3,589)	(3,711)
Actuarial loss (gain)	(7,235)	4,569	(12,293)
Changes in foreign exchange rates	13,350	10,843	(2,673)
Other	(316)	--	--
Projected benefit obligation at end of year	$ 122,969	$ 114,835	$ 88,598

	2003	2002	2001
Change in plan assets:			
Fair value of plan assets at beginning of year	$ 93,777	$ 95,522	$ 119,763
Actual return on plan assets	20,329	(8,939)	(17,726)
Plan contributions	3,350	1,284	714
Benefits paid	(6,374)	(3,589)	(3,711)
Changes in foreign exchange rates	12,827	9,648	(3,518)
Other	(459)	(149)	--
Fair value of plan assets at end of year	$ 123,450	$ 93,777	$ 95,522
Reconciliation of funded status:			
Funded status	$ 481	$ (21,058)	$ 6,924
Unrecognized actuarial loss	10,105	29,454	6,483
Unrecognized prior service cost	462	414	377
Net amount recognized	$ 11,048	$ 8,810	$ 13,784

The amounts recognized in the accompanying Consolidated Balance Sheet as of December 31, 2003, 2002 and 2001 are as follows ($ in thousands):

	2003	2002	2001
Prepaid pension asset	$ 11,920	$ 9,646	$ 14,384
Accrued pension liability	(872)	(836)	(600)
Net amount recognized	$ 11,048	$ 8,810	$ 13,784

On January 1, 2003 we curtailed the United Kingdom defined benefit plan and implemented a defined contribution plan. No gain or loss was required to be recognized as a result of the curtailment. The table below shows the impact of the curtailment on the accumulated benefit obligation, the projected benefit obligation and the fair value of the plan assets ($ in millions):

	At December 31, 2002	At January 1, 2003
Projected benefit obligation	$ 104.2	$ 92.7
Accumulated benefit obligation	$ 82.2	$ 90.1
Fair value of plan assets	$ 85.3	$ 85.3
Surplus/(Shortfall) of plan assets to accumulated benefit obligation	$ 3.1	$ (4.8)

As part of the curtailment we were statutorily required to provide a minimum level of future benefit increase, which caused our accumulated benefit obligation to increase by $7.9 million at January 1, 2003, as compared to December 31, 2002. After the curtailment the accumulated benefit obligation exceeded the fair value of plan assets, which meant that, in Q1, 2003, we were required under accounting principles generally accepted in the United States of America to record a minimum pension liability through other comprehensive income in stockholders equity. At December 31, 2003, as a result of the return on plan assets and our pound sterling 1 million ($1.8 million) contribution to the plan, the fair value of our UK pension plan assets are greater than our accumulated benefit obligation under the plan. As required, we removed our minimum pension liability. Under local laws and regulations we were not currently required to fund the plan. However, given our current intent to ensure that the plan remains funded to a reasonable level, we contributed pound sterling 1 million ($1.8 million) to the plan in the fourth quarter of 2003.

In the third quarter of 2003 we identified that the accumulated benefit obligation of the Ireland defined benefit plan exceeded the fair value of the plan assets by $0.7 million. As a result of this, in the third quarter of 2003 we recorded a minimum pension liability consisting of $0.7 million of excess accumulated benefit obligation, plus the value of the prepaid pension asset of $1.6 million, net of an intangible asset of $400,000 established to record the unrecognized prior service cost. The adjustment to reflect the required minimum pension liability of $1.9 million, net of associated tax benefit of $290,000, was recorded through other comprehensive income in the third quarter of 2003. At December 31, 2003, the fair value of this plan's assets were greater than the accumulated benefit obligation, therefore, no minimum pension liability was required and all amounts recorded were reversed in the fourth quarter.

The range of assumptions used in developing the projected benefit obligation as of December 31 were as follows:

	2003	2002	2001
Discount rate used in determining present values	5.25% to 5.90%	5.50% to 6.00%	5.80% to 6.25%
Annual increase in future compensation levels	2.00% to 4.10%	2.00% to 3.80%	2.00% to 4.00%
Expected long-term rate of return on assets	5.25% to 7.20%	5.50% to 7.50%	5.80% to 7.50%

Plan assets consist of a diversified portfolio of fixed-income investments and equity securities.

(13) Stock Option and Stock Compensation Plans

Stock Award and Incentive Plan

In 1997, we adopted the 1997 Stock Award and Incentive Plan ("SAIP") that provides for the granting of options to purchase a specified number of shares of common stock and other stock awards to eligible participants of Jones Lang LaSalle. In 2002, the SAIP was amended and restated and merged with the Stock Compensation Program ("SCP"). Under the plan, the total number of shares of common stock available to be issued is 9,110,000. The options are generally granted at the market value of common stock at the date of grant. The options vest at such times and conditions as the Compensation Committee of our Board of Directors determines and sets forth in the award agreement. Such options granted in 2003, 2002 and 2001 vest over a period of zero to five years. At December 31, 2003, 2002 and 2001, there were 1.5 million, 2.4 million and 3.9 million shares, respectively, available for grant under the SAIP.

The per share weighted-average fair value of options granted during 2003, 2002 and 2001 was $7.85, $11.61 and $7.54 on the date of grant using the Black Scholes option-pricing model with the following weighted-average assumptions:

	2003	2002	2001
Expected dividend yield	0.00%	0.00%	0.00%
Risk-free interest rate	3.56%	3.51%	5.61%
Expected life	6 to 9 years	6 to 9 years	6 to 9 years
Expected volatility	42.85%	45.31%	46.72%
Contractual terms	7 to 10 years	7 to 10 years	7 to 10 years

We account for our stock option and stock compensation plans under the provisions of, FASB Statement No. 123, "Accounting for Stock-Based Compensation" ("SFAS 123"), as amended by FASB Statement No. 148, "Accounting for Stock-Based Compensation - Transition and Disclosure" ("SFAS 148"). These provisions allow entities to continue to apply the provisions of Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" ("APB 25") using the intrinsic-value-based method, and provide pro forma net income and net income per share disclosures as if the fair-value-based method, defined in SFAS 123, as amended, had been applied. We have elected to apply the provisions of APB 25 in accounting for stock options and other stock awards. Therefore, pursuant to APB 25, no compensation expense has been recognized with respect to options granted at the market value of our common stock on the date of grant. As a result of a change in compensation strategy, other than as an inducement to certain new employees and annual awards to non-employee members of our Board of Directors, we do not generally utilize stock option grants as part of our employee compensation program. This reduction in use of options as part of our compensation strategy is reflected below with the reduction in options granted. We have recognized other stock awards, which we granted at prices below the market value of our common stock on the date of grant, as compensation expense over the vesting period of those awards pursuant to APB 25. The following table provides net income (loss), and pro forma net income (loss) per common shares as if the fair-value-based method had been applied to all awards ($ in thousands, except share data):

	2003	2002	2001
Net income (loss), as reported	$ 36,065	27,110	(15,411)
Add: Stock-based employee compensation expense included in reported net income, net of related tax effects	10,696	7,478	4,634
Deduct: Total stock-based employee compensation expense determined under fair-value-based method for all awards, net of related tax effects	(12,473)	(9,424)	(8,576)
Pro forma net income (loss)	$ 34,288	25,164	(19,353)
Net earnings (loss) per share:			
Basic--as reported	$ 1.17	0.89	(0.51)
Basic--pro forma	$ 1.11	0.83	(0.64)
Diluted--as reported	$ 1.12	0.85	(0.51)
Diluted--pro forma	$ 1.06	0.79	(0.64)

Stock option activity is as follows (shares in thousands):

	2003		2002		2001	
	Shares	Weighted-Average Exercise Price	Shares	Weighted-Average Exercise Price	Shares	Weighted-Average Exercise Price
Outstanding at beginning of year	3,282.5	$ 20.98	3,327.9	$ 20.68	2,961.7	$ 22.46
Granted	83.2	18.14	593.2	22.16	603.9	13.12
Exercised	(201.2)	12.56	(151.0)	13.23	(6.0)	12.25
Forfeited	(128.2)	27.30	(487.6)	22.75	(231.7)	23.97
Outstanding at end of year	3,036.3	$ 21.20	3,282.5	$ 20.98	3,327.9	$ 20.68

The following tables summarize information about fixed stock options outstanding at December 31, 2003, 2002 and 2001:

	Options Outstanding			Options Exercisable	
Range of Exercise Prices	Number Outstanding	Weighted-Average Remaining Contractual Life	Weighted-Average Exercise Price	Number Exercisable	Weighted-Average Exercise Price
December 31, 2003					
$ 9.31-14.75	1,109,585	3.84 years	$ 12.70	971,927	$ 12.64
$15.00-21.95	232,588	5.37 years	$ 17.38	153,356	$ 17.28
$23.00-35.06	1,691,144	3.32 years	$ 27.27	1,370,947	$ 28.22
$38.00-43.88	3,000	4.39 years	$ 39.00	3,000	$ 39.00
$ 9.31-43.88	3,036,317	3.67 years	$ 21.20	2,499,230	$ 21.50
December 31, 2002					
$ 9.31-14.75	1,320,134	4.78 years	$ 12.66	755,099	$ 12.64
$15.00-21.95	164,530	5.26 years	$ 16.79	93,456	$ 16.90
$23.00-35.06	1,794,877	4.29 years	$ 27.46	1,279,077	$ 29.17
$38.00-43.88	3,000	5.39 years	$ 39.00	2,400	$ 39.00
$ 9.31-43.88	3,282,541	4.54 years	$ 20.98	2,130,032	$ 22.78
December 31, 2001					
$ 9.31-$14.75	1,544,068	5.70 years	$ 12.59	316,659	$ 12.27
$15.00-$21.95	148,032	5.93 years	$ 16.24	64,688	$ 17.69
$23.00-$35.06	1,627,792	4.49 years	$ 28.67	1,227,964	$ 28.67
$38.00-$43.88	8,000	4.67 years	$ 38.38	6,800	$ 38.26
$ 9.31-$43.88	3,327,892	5.12 years	$ 20.68	1,616,111	$ 25.06

Other Stock Compensation Programs

In November of 2001, we established the Jones Lang LaSalle Savings Related Share Option (UK) Plan ("SAYE") for employees of our UK based operations. Our Compensation Committee approved the reservation of 500,000 shares for the SAYE on May 14, 2001. Under the SAYE plan, employees have a one time opportunity to enter into a tax efficient savings program linked to the option to purchase our stock. The employees' contributions for stock purchases will be enhanced by Jones Lang LaSalle through an additional contribution of 15%. Both employee and employer contributions vest over a period of three to five years. The SAYE plan resulted in the issuance of 219,954 options in 2002 at an exercise price of $13.63. Our contribution of $528,000 will be recorded as compensation expense over the vesting period which began January 1, 2002.

We award restricted stock units of our common stock to certain of our employees and members of our Board of Directors. These shares are drawn from the SAIP. The related compensation cost is amortized to expense over the vesting period. These shares generally vest 50% at 40 months from the date of grant and 50% at 64 months from the date of grant. The following table sets forth the details of our restricted stock grants (in millions, except Shares Issued/Outstanding and Weighted Average Market Value):

	As of December 31, 2003			Net Amortization for Years Ending December 31,		
Grant Year	Shares Issued/ Outstanding	Weighted Average Market Value	Deferred Compensation Expense	2003	2002	2001
2000	313,125	$ 12.31	$ 3.9	(0.2)	(0.7)	(1.2)
2002	436,499	$ 19.15	$ 8.4	(2.5)	(1.7)	--
2003	430,347	$ 14.08	$ 6.1	(1.6)	--	--
	1,179,971			(4.3)	(2.4)	(1.2)

In 1999, we established a stock ownership program for certain of our employees pursuant to which they were paid a portion of their annual bonus in the form of restricted stock units of our common stock. We enhanced the number of shares by 20% with respect to the 1999 plan year, and by 25% with respect to plan years beginning in 2000. These restricted shares vest 50% at 18 months from the date of grant (January of the year following that for which the bonus was earned) and 50% vest at 30 months from the date of grant. The related compensation cost is amortized over the service period. The service period consists of the twelve months of the year to which the payment of restricted stock relates, plus the periods over which the shares vest. In 2002, we expanded the population of employees who qualified for this program as part of our goal of broadening employee stock ownership. The following table sets forth the details of our stock ownership program (in millions, except Shares Issued/Outstanding and Weighted Average Market Value):

	As of December 31, 2003			Net Amortization for Years Ending December 31,		
Grant Year	Shares Issued/ Outstanding	Weighted Average Market Value	Deferred Compensation Expense	2003	2002	2001
1999	500,000	$ 11.31	$ 5.8	--	(0.4)	(1.7)
2000	700,000	$ 13.50	$ 8.2	(0.8)	(2.4)	(3.3)
2001	300,000	$ 17.80	$ 5.8	(1.6)	(2.1)	(1.8)
2002	700,000	$ 15.89	$ 10.6	(3.4)	(3.8)	--
2003	700,000	$ 20.89	$ 14.4	(4.8)	--	--
	2,900,000			$ (10.6)	(8.7)	(6.8)

In 1997 and 1998, we maintained the SCP for eligible employees. Under this program, employee contributions for bonuses for stock purchases were enhanced by us through an additional contribution of 15%. Employee contributions vested immediately while our contributions were subject to various vesting periods. The related compensation cost is amortized to expense over the vesting period. 207,022 total shares were paid into this program. Total compensation expense recognized under the program during 2001 was $172,802. As of December 31, 2001, all compensation expense related to these shares has been recognized, therefore, there is no such expense after December 31, 2001. As of December 31, 2003, 199,239 shares have been distributed under this program with the remaining to be distributed in the future. This program was suspended in 1999, therefore no further contributions will be made. As referenced above under the Stock Award and Incentive Plan, the SCP was merged into the SAIP in 2002.

In 1998, we adopted an Employee Stock Purchase Plan ("ESPP") for eligible U.S. based employees. Under this plan, employee contributions for stock purchases will be enhanced by us through an additional contribution of 15%. Employee contributions and our contributions vest immediately. As of December 31, 2003, 949,164 shares have been purchased under this plan. During 2003 and 2002, 192,474 shares and 147,351 shares, respectively, having weighted-average grant-date market values of $13.47 and $14.12, respectively, were purchased under the program. No compensation expense is recorded with respect to this program.

(14) Transactions with Affiliates

As part of our co-investment strategy we have equity interests in real estate ventures, some of which have certain of our officers as trustees or board of director members, and from which we earn advisory and management fees. Included in the accompanying Consolidated Financial Statements are revenues of $32.5 million, $53.9 million and $44.9 million for 2003, 2002 and 2001, respectively, as well as receivables of $6.5 million, $12.3 million and $5.5 million at December 31, 2003, 2002 and 2001, respectively, related to these equity interests.

We also earn fees and commissions for services rendered to affiliates of Dai-ichi Life Property Holdings, Inc. and Gothaer Lebensversicherung A.G., two significant shareholders. Included in the accompanying Consolidated Financial Statements are revenues from such affiliates of $1.7 million, $4.9 million and $9.0 million for 2003, 2002 and 2001, respectively, as well as receivables for reimbursable expenses and revenues as of December 31, 2003, 2002 and 2001 of $0.1 million, $0.2 million and $0.5 million, respectively.

Darryl Hartley-Leonard, Sir Derek Higgs and Jackson P. Tai, who are members of our Board of Directors, are also directors and/or officers of clients of ours in the ordinary course of business, namely PGI, Inc., British Land Company PLC, and DBS Bank, respectively. Included in the accompanying Consolidated Financial Statements are aggregate revenues from such clients of $2.4 million, $2.8 million and $1.8 million for 2003, 2002 and 2001, respectively, as well as receivables of $0.5 million, $1.0 million and $0.2 million at December 31, 2003, 2002 and 2001, respectively.

Mr. Stuart L. Scott, as well as an entity affiliated with Mr. Scott, are limited partners of Diverse Real Estate Holdings Limited Partnership ("Diverse"). Diverse has an ownership interest in and operates investment assets, primarily as the managing general partner of real estate development ventures. Prior to January 1, 1992, Jones Lang LaSalle earned fees for providing development advisory services to Diverse as well as fees for the provision of administrative services. Effective January 1, 1992, Jones Lang LaSalle discontinued charging fees to Diverse for these services. In 1992, Diverse began the process of discontinuing its operations and disposing of its assets. Given a projected shortfall in assets, Jones Lang LaSalle established reserves against its receivable from Diverse in the period 1992 to 1997. At the beginning of 2002, the net receivable due from Diverse in connection with such fees and interest thereon was $0.7 million. The underlying collateral security for this receivable was significantly enhanced in 2002. As such, $2.0 million of bad debt reserves were reversed in 2002. At December 31, 2003, the net receivable due from Diverse was $1.5 million. Mr. Scott directly holds an approximately 13.4% partnership interest in Diverse. In addition, the Stuart Scott Trust, a trust affiliated with Mr. Scott, has a 6.4% partnership interest in Diverse.

During 2003, each of Mr. Scott and another senior officer of the Company personally acquired, on the same terms and conditions offered to other investors, preferred stock convertible into less than 1% of the common stock on a fully-diluted basis issued by SiteStuff, Inc. ("SiteStuff"). SiteStuff serves clients in the real estate industry by helping them reduce procurement through discounted volume purchasing and through streamlined processes for purchasing maintenance, repair and operating products and services. Jones Lang LaSalle currently holds approximately 20% of the equity issued by SiteStuff on a fully-diluted basis and has a representative on the SiteStuff board of directors. Jones Lang LaSalle also acquires services from SiteStuff in the ordinary course of business for itself and on behalf of clients. As part of the approval they obtained from our Board of Directors to make their personal investments, Mr. Scott and our other officer agreed that, while they remain our employees, they would give Jones Lang LaSalle their proxy for any SiteStuff matters for which they were eligible to vote as equity holders.

The outstanding balance of loans to employees at December 31, 2003 is shown in the following table ($ in millions).[1]

	2003
Loans related to Co-Investments [2] [3]	$ 1.2
Travel, relocation and other miscellaneous advances	2.5
	$ 3.7

(1) The Company has not extended or maintained credit, arranged for the extension of credit, or renewed the extension of credit, in the form of a personal loan to or for any Director or executive officer of the Company since the enactment of the Sarbanes-Oxley Act of 2002.

(2) These loans have been made to allow employees the ability to participate in investment fund opportunities. With the exception of approximately $150,000 of these co-investment related loans, all loans are nonrecourse loans.

(3) Included in loans related to co-investments is a loan, with a December 31, 2003 balance of $34,000 to Lynn C. Thurber, who is an executive officer of the Company, that was entered into prior to, and has not been materially modified since, the date of enactment of the Sarbanes-Oxley Act of 2002.

(15) Accounting for Business Combinations, Goodwill and Other Intangible Assets

Effective July 2001, we adopted Statement No. 141, "Business Combinations" ("SFAS 141"). SFAS 141 requires that the purchase method of accounting be used for all business combinations completed after June 30, 2001. SFAS 141 also specifies that intangible assets acquired in a purchase method business combination must meet certain criteria to be recognized and reported apart from goodwill.

Effective January 1, 2002, we adopted Statement No. 142, "Goodwill and Other Intangible Assets" ("SFAS 142"). SFAS 142 requires that goodwill and intangible assets with indefinite useful lives no longer be amortized, but instead they must be tested for impairment at least annually in accordance with the provisions of SFAS 142. SFAS 142 also requires that intangible assets with definite useful lives be amortized over their respective estimated useful lives to their estimated residual values and reviewed for impairment.

In connection with the transitional goodwill impairment evaluation, SFAS 142 required us to perform an assessment of whether there was an indication that goodwill was impaired as of the date of adoption. SFAS 142 also requires that a goodwill impairment evaluation be done at least annually or whenever events or circumstances indicate the carrying value of goodwill may not be recoverable. To accomplish this evaluation, we determined the carrying value of each reporting unit by assigning the assets and liabilities, including the existing goodwill and intangible assets, to those reporting units as of the date of adoption. For purposes of this exercise, we defined reporting units based on how the Chief Operating Decision Makers for each segment looked at their segment when determining strategic business decisions. The following reporting units were determined: Investment Management, Americas IOS, Australia IOS, Asia IOS, and by country groups in Europe IOS. We have determined the fair value of each reporting unit on the basis of a discounted cash flow methodology and compared it to the reporting unit's carrying amount. The result of the 2002 evaluation was that the fair value of each reporting unit exceeded its carrying amount, and therefore we did not recognize an impairment loss. We completed the 2003 evaluation in the third quarter of 2003 and concluded that the fair value of each reporting unit exceeded its carrying amount and therefore we did not recognize an impairment loss.

We have $347.7 million of unamortized intangibles and goodwill as of December 31, 2003, that are subject to the provisions of SFAS 142. A significant portion of these unamortized intangibles and goodwill are denominated in currencies other than U.S. dollars, which means that a portion of the movements in the reported book value of these balances are attributable to movements in currency exchange rates. See the tables below for further details on the foreign exchange impact on intangible and goodwill balances. Goodwill with an indefinite useful life in the amount of $334.2 million represents intangibles which have ceased to be amortized beginning January 1, 2002. Amortization of goodwill with indefinite lives was $9.6 million for the twelve months ended December 31, 2001. As a result of adopting SFAS 142, on January 1, 2002 we credited $846,000 to the income statement, as the cumulative effect of a change in accounting principle, which represented our negative goodwill balance at January 1, 2002. The gross carrying amount of this negative goodwill (which related to the Americas IOS reporting segment) at January 1, 2002 was $1.4 million with accumulated amortization of $565,000. The remaining $13.5 million of identifiable intangibles (principally representing management contracts acquired) will be amortized over their remaining definite useful lives. Other than the prospective non-amortization of goodwill, which results in a non-cash improvement in our operating results, the adoption of SFAS 142 did not have a material effect on our revenue, operating results or liquidity.

In accordance with SFAS 142, the effect of this accounting change is applied prospectively. Supplemental comparative disclosure as if the change had been retroactively applied to the prior periods is as follows ($ in thousands, except share data):

	2003	2002	2001
Reported net income (loss)	$ 36,065	27,110	(15,411)
Add back: Cumulative effect of change in accounting principal	--	(846)	--
Add back: Amortization of Goodwill with indefinite useful lives, net of tax	--	--	5,574
Adjusted net income (loss)	$ 36,065	26,264	(9,837)
Basic earnings (loss) per common share	$ 1.17	0.89	(0.51)
Add back: Cumulative effect of change in accounting principle	--	(0.03)	--
Add back: Amortization of Goodwill with indefinite useful lives, net of tax	--	--	0.19
Adjusted basic earnings (loss) per common share	$ 1.17	0.86	(0.32)
Diluted earnings (loss) per common share	$ 1.12	0.85	(0.51)
Add back: Cumulative effect of change in accounting principle	--	(0.03)	--
Add back: Amortization of Goodwill with indefinite useful lives, net of tax	--	--	0.19
Adjusted diluted earnings (loss) per common share	$ 1.12	0.82	(0.32)

The following table sets forth, by reporting segment, the movements in the gross carrying amount and accumulated amortization of our goodwill with indefinite useful lives ($ in thousands):

	Investor and Occupier Services				
	Americas	Europe	Asia Pacific	Investment Management	Consolidated
Gross Carrying Amount					
Balance as of January 1, 2002	$ 179,263	52,502	79,603	29,647	341,015
Impact of exchange rate movements	72	5,643	3,152	1,993	10,860
Balance as of January 1, 2003	179,335	58,145	82,755	31,640	351,875
Impact of exchange rate movements	19	7,055	10,822	2,552	20,448
Balance as of December 31, 2003	$ 179,354	65,200	93,577	34,192	372,323
Accumulated Amortization					
Balance as of January 1, 2002	$ (15,516)	(4,144)	(5,607)	(10,060)	(35,327)
Impact of exchange rate movements	(15)	(560)	(228)	(268)	(1,071)
Balance as of January 1, 2003	(15,531)	(4,704)	(5,835)	(10,328)	(36,398)
Impact of exchange rate movements	--	(550)	(784)	(437)	(1,771)
Balance as of December 31, 2003	(15,531)	(5,254)	(6,619)	(10,765)	(38,169)
Net book value	$ 163,823	59,946	86,958	23,427	334,154

The following table sets forth, by reporting segment, the movements in the gross carrying amount and accumulated amortization of our intangibles with definite useful lives ($ in thousands):

	Investor and Occupier Services				
	Americas	Europe	Asia Pacific	Investment Management	Consolidated
Gross Carrying Amount					
Balance as of January 1, 2002	$ 39,377	742	2,071	4,332	46,522
Impact of exchange rate movements	--	77	225	448	750
Balance as of January 1, 2003	39,377	819	2,296	4,780	47,272
Impact of exchange rate movements	(13)	92	761	538	1,378
Balance as of December 31, 2003	$ 39,364	911	3,057	5,318	48,650
Accumulated Amortization					
Balance as of January 1, 2002	$ (17,720)	(302)	(841)	(4,332)	(23,195)
Amortization expense	(4,785)	(96)	(276)	--	(5,157)
Impact of exchange rate movements	11	(37)	(102)	(448)	(576)
Balance as of January 1, 2003	(22,494)	(435)	(1,219)	(4,780)	(28,928)
Amortization expense	(4,780)	(104)	(331)	--	(5,215)
Impact of exchange rate movements	--	(59)	(456)	(538)	(1,053)
Balance as of December 31, 2003	$ (27,274)	(598)	(2,006)	(5,318)	(35,196)
Net book value	$ 12,090	313	1,051	--	13,454

The following table sets forth the estimated future amortization expense of our intangibles with definite useful lives:

Estimated Annual Amortization Expense	
For year ended December 31, 2004	$5.2 million
For year ended December 31, 2005	$4.7 million
For year ended December 31, 2006	$3.2 million
For year ended December 31, 2007	None

(16) Commitments and Contingencies

As of December 31, 2003, Jones Lang LaSalle and certain of our subsidiaries had $5.0 million of co-investment indebtedness guarantees outstanding to third-party lenders. As discussed in Note 8, we apply Interpretation No. 45 to recognize and measure the provisions of these guarantees. The $5.0 million of guarantees represents the maximum future payments that Jones Lang LaSalle could be required to make under such guarantees. These guarantees relate to collateralized borrowings by project-level entities, and certain of the guarantees have terms extending out until 2011. Repayment could be requested by the third-party lenders in the event that one of the project level entities fail to repay its borrowing. We do not expect to incur any material losses under these guarantees.

We are a defendant in various litigation matters arising in the ordinary course of business, some of which involve claims for damages that are substantial in amount. Many of these litigation matters are covered by insurance, although they may nevertheless be subject to large deductibles or retentions and the amounts being claimed may exceed the available insurance. Although the ultimate liability for these matters cannot be determined, based upon information currently available, we believe the ultimate resolution of such claims and litigation will not have a material adverse effect on our financial position, results of operations or liquidity.

On November 8, 2002, Bank One N.A. ("Bank One") filed suit against the Company and certain of its subsidiaries in the Circuit Court of Cook County, Illinois with regard to services provided in 1999 and 2000 pursuant to three different agreements relating to facility management, project development and broker services. The suit generally alleges negligence, breach of contract and breach of fiduciary duty on the part of Jones Lang LaSalle and sought to recover a total of $40 million in compensatory damages and $80 million in punitive damages. On December 16, 2002, the Company filed a counterclaim for breach of contract seeking payment of approximately $1.2 million for fees due for services provided under the agreements. On December 16, 2003, the court granted the Company's motion to strike the complaint because after completion of significant discovery, Bank One has been unable to substantiate its allegations that it suffered damages of $40 million as it had previously claimed. Bank One was authorized to file an amended complaint that seeks to recover compensatory damages in an unspecified amount, plus an unspecified amount of punitive damages. The amended complaint also includes allegations of fraudulent misrepresentation, fraudulent concealment and conversion. The Company continues to aggressively defend the suit. While there can be no assurance, the Company continues to believe that the complaint is without merit and, as such, will not have a material adverse impact on our financial position, results of operations, or liquidity. As of the date of this report, we are in the process of discovery and no trial date has been set. As such, although we still have not seen or heard anything that leads us to believe that the suit has merit, the outcome of Bank One's suit cannot be predicted with any certainty and management is unable to estimate an amount or range of potential loss that could result if an improbable unfavorable outcome did occur.

In the third quarter of 2001 we established a reserve of $1.6 million to cover our exposures resulting from the insolvency of HIH Insurance Ltd. ("HIH"), one of our former insurance providers. HIH provided public liability coverage to the Australian operations of JLW for the years from 1994 to 1997, which coverage would typically provide protection against, among other things, personal injury claims arising out of accidents occurring at properties for which we had property management responsibilities. As discussed in Note 6, we reduced the reserve by $0.6 million in the second quarter of 2003. As of December 31, 2003, $0.6 million of the reserve established remains to cover claims which would have been covered by the insurance provided by HIH. Although there can be no assurance, we believe this reserve is adequate to cover any remaining claims and expenses resulting from the HIH insolvency. Due to the nature of the claims covered by this insurance, it is possible that future claims may be made.

(17) Implementation of SAB 101

During December 1999, the Securities and Exchange Commission issued Staff Accounting Bulletin No. 101, "Revenue Recognition in Financial Statements" ("SAB 101"), which provides guidance on various revenue recognition matters. Historically, we and certain other real estate service companies had recorded the full amount of lease commissions as revenue upon the completion of leasing services and the closing of the transaction, when invoicing for a portion of the commission was to be delayed until actual tenant occupancy. This policy was based upon the fact that we had fulfilled all of our contractual obligations and the likelihood of the tenant defaulting under the lease was extremely remote. Under SAB 101, such lease commission revenue should be deferred until the parties to the lease contract have fulfilled their respective obligations. In 2000 we adopted the provisions of SAB 101, retroactively applying them as of January 1, 2000.

As a result, revenue recognition is now deferred until all parties to the lease contract have fulfilled their respective lease obligations if the fee income is dependent upon those contingencies being removed. This change in accounting policy does not impact the timing or amount of cash flow, or the amount of earnings that we will ultimately recognize.

Effective January 1, 2000, we recorded a one-time, non-cash, after-tax cumulative effect of a change in accounting principle of $14.2 million, net of taxes of $8.7 million. This adjustment represents revenues of $22.9 million that had been recognized prior to January 1, 2000 that would not have been recognized if the new accounting policy had been in effect prior to 2000. With the exception of $500,000 of revenues related to the land investment business, a business we exited in 2001, these revenues were fully recognized by December 31, 2002 as the underlying contingencies were satisfied. We recognized $400,000 and $5.8 million of these revenues in the twelve months ended December 31, 2002 and 2001, respectively, with the balance in the twelve months ended December 31, 2000. We have determined that the subsequent impairment of the specific land business investment means that the $500,000 of revenues that were included in this adjustment will not be collected, and therefore will not be recorded as revenue. This will have no impact on our earnings or cash flow.

During 2003, SAB 101 was amended with the issuance of SAB 104. This amendment did not impact previously recorded amounts.

(18) Supplemental Condensed Consolidating Financial Statements

On July 26, 2000, Jones Lang LaSalle Finance B.V. ("JLL Finance"), a wholly-owned subsidiary of Jones Lang LaSalle, issued 9% Senior Euro Notes with an aggregate principal amount of euro 165 million, due 2007 (the "Euro Notes"). The payment obligations under the Euro Notes are fully and unconditionally guaranteed by Jones Lang LaSalle Incorporated and certain of its wholly-owned subsidiaries: Jones Lang LaSalle America's Inc.; LaSalle Investment Management, Inc.; Jones Lang LaSalle International, Inc.; Jones Lang LaSalle Co-Investment, Inc.; and Jones Lang LaSalle Ltd. (the "Guarantor Subsidiaries"). All of Jones Lang LaSalle Incorporated's remaining subsidiaries (the "Non-Guarantor Subsidiaries") are owned by the Guarantor Subsidiaries. The following supplemental Condensed Consolidating Balance Sheets as of December 31, 2003 and December 31, 2002, Condensed Consolidating Statement of Earnings and Condensed Consolidating Statement of Cash Flows for the years ended December 31, 2003, 2002 and 2001 present financial information for (i) Jones Lang LaSalle Incorporated (carrying any investment in subsidiaries under the equity method), (ii) Jones Lang LaSalle Finance B.V. (the issuer of the Euro Notes), (iii) on a combined basis the Guarantor Subsidiaries (carrying any investment in Non-Guarantor Subsidiaries under the equity method) and (iv) on a combined basis the Non-Guarantor Subsidiaries (carrying its investments in JLL Finance under the equity method). Separate financial statements of the Guarantor Subsidiaries are not presented because the guarantors are jointly, severally, and unconditionally liable under the guarantees, and Jones Lang LaSalle Incorporated believes that separate financial statements and other disclosures regarding the Guarantor Subsidiaries are not material to investors. In general, historically, Jones Lang LaSalle Incorporated has entered into third-party borrowings, financing its subsidiaries via intercompany accounts that are then converted into equity on a periodic basis. Certain Guarantor and Non-Guarantor Subsidiaries also enter into third-party borrowings on a limited basis. All intercompany activity has been included as subsidiary activity in investing activities in the Condensed Consolidating Statements of Cash Flows. Cash is managed on a consolidated basis and there is a right of offset between bank accounts in the different groupings of legal entities in the condensed consolidating financial information. Therefore, in certain cases, negative cash balances have not been reallocated to payables as they legally offset positive cash balances elsewhere in Jones Lang LaSalle Incorporated. In certain cases, taxes have been calculated on the basis of a group position that includes both Guarantor and Non-Guarantor Subsidiaries. In such cases, the taxes have been allocated to individual legal entities on the basis of that legal entity's pre-tax income.

Condensed Consolidating Balance Sheet
As of December 31, 2003
($ in thousands)

	Jones Lang LaSalle Incorporated (Parent and Guarantor)	Jones Lang LaSalle Finance B.V.	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminations	Consolidated Jones Lang LaSalle Incorporated
Assets						
Cash and cash equivalents	$ 41,376	153	1,528	20,048	--	63,105
Trade receivables, net of allowances	--	--	87,380	165,746	--	253,126
Other current assets	(5,370)	--	29,705	32,374	--	56,709
Total current assets	36,006	153	118,613	218,168	--	372,940
Property and equipment, at cost, less accumulated depreciation	3,309	--	34,508	33,804	--	71,621
Intangibles resulting from business acquisitions and JLW merger, net of accumulated amortization	--	--	213,653	133,955	--	347,608
Other assets, net	37,264	--	59,624	53,883	--	150,771
Investment in subsidiaries	469,809	--	464,425	1,497	(935,731)	--
	$ 546,388	153	890,823	441,307	(935,731)	942,940
Liabilities and Stockholders' Equity						
Accounts payable and accrued liabilities	$ 18,462	1,438	21,672	54,894	--	96,466
Short-term borrowings	--	--	--	3,592	--	3,592
Other current liabilities	78,288	(210,598)	397,018	(79,354)	--	185,354
Total current liabilities	96,750	(209,160)	418,690	(20,868)	--	285,412
Long-term liabilities:						
Credit facilities	--	--	--	--	--	--
9% Senior Notes, due 2007	--	207,816	--	--	--	207,816
Other	5,801	--	2,324	10,596	--	18,721
Total liabilities	102,551	(1,344)	421,014	(10,272)	--	511,949
Stockholders' equity	443,837	1,497	469,809	451,579	(935,731)	430,991
	$ 546,388	153	890,823	441,307	(935,731)	942,940

Condensed Consolidating Balance Sheet
As of December 31, 2002
($ in thousands)

	Jones Lang LaSalle Incorporated (Parent and Guarantor)	Jones Lang LaSalle Finance B.V.	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminations	Consolidated Jones Lang LaSalle Incorporated
Assets						
Cash and cash equivalents	$ 8,657	65	(3,849)	8,781	--	13,654
Trade receivables, net of allowances	--	--	84,033	143,546	--	227,579
Other current assets	21,303	--	29,006	14,763	--	65,072
Total current assets	29,960	65	109,190	167,090	--	306,305
Property and equipment, at cost, less accumulated depreciation	5,088	--	38,913	37,651	--	81,652
Intangibles resulting from business acquisitions and JLW merger, net of accumulated amortization	--	--	231,538	102,283	--	333,821
Other assets, net	16,399	--	77,047	37,292	--	130,738
Investment in subsidiaries	280,330	--	266,571	774	(547,675)	--
	$ 331,777	65	723,259	345,090	(547,675)	852,516
Liabilities and Stockholders' Equity						
Accounts payable and accrued liabilities	$ 22,622	1,215	24,184	44,368	--	92,389
Short-term borrowings	--	205	4,210	11,448	--	15,863
Other current liabilities	(64,630)	(201,274)	404,201	22,647	--	160,944
Total current liabilities	(42,008)	(199,854)	432,595	78,463	--	269,196
Long-term liabilities:						
Credit facilities	--	26,077	--	--	--	26,077
9% Senior Notes, due 2007	--	173,068	--	--	--	173,068
Other	2,168	--	10,334	4,715	--	17,217
Total liabilities	(39,840)	(709)	442,929	83,178	--	485,558
Stockholders' equity	371,617	774	280,330	261,912	(547,675)	366,958
	$ 331,777	65	723,259	345,090	(547,675)	852,516

Condensed Consolidating Statement of Earnings
For the Year Ended December 31, 2003
($ in thousands)

	Jones Lang LaSalle Incorporated (Parent and Guarantor)	Jones Lang LaSalle Finance B.V.	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminations	Consolidated Jones Lang LaSalle Incorporated
Revenue	$ --	--	440,431	509,414	--	949,845
Equity earnings (loss) from subsidiaries	64,028	--	45,871	524	(110,423)	--
Total revenue	64,028	--	486,302	509,938	(110,423)	949,845
Operating expenses before non-recurring and restructuring charges	32,154	51	412,037	439,056	--	883,298
Non-recurring and restructuring charges	(2,478)	--	(1,822)	8,661	--	4,361
Operating income (loss)	34,352	(51)	76,087	62,221	(110,423)	62,186
Interest expense, net of interest income	(6,946)	(855)	14,218	11,444	--	17,861
Earnings (loss) before provision (benefit) for income taxes	41,298	804	61,869	50,777	(110,423)	44,325
Net provision (benefit) for income taxes	5,233	280	(2,159)	4,906	--	8,260
Net earnings (loss)	$ 36,065	524	64,028	45,871	(110,423)	36,065

Notes to Consolidated Financial Statements - Continued

Condensed Consolidating Statement of Earnings
For the Year Ended December 31, 2002
($ in thousands)

	Jones Lang LaSalle Incorporated (Parent and Guarantor)	Jones Lang LaSalle Finance B.V.	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminations	Consolidated Jones Lang LaSalle Incorporated
Revenue	$ --	--	408,141	454,430	--	862,571
Equity earnings (loss) from subsidiaries	29,061	--	21,359	189	(50,609)	--
Total revenue	29,061	--	429,500	454,619	(50,609)	862,571
Operating expenses before non-recurring and restructuring charges	5,145	34	378,093	409,733	--	793,005
Non-recurring and restructuring charges	5,086	--	8,595	1,190	--	14,871
Operating income (loss)	18,830	(34)	42,812	43,696	(50,609)	54,695
Interest expense, net of interest income	(6,623)	(748)	14,084	10,311	--	17,024
Earnings (loss) before provision (benefit) for income taxes and minority interest	25,453	714	28,728	33,385	(50,609)	37,671
Net provision (benefit) for income taxes	(1,657)	525	(333)	12,502	--	11,037
Minority interests in earnings of subsidiaries	--	--	--	711	--	711
Net earnings (loss) before extraordinary item and cumulative change in accounting principle	27,110	189	29,061	20,172	(50,609)	25,923
Extraordinary gain on the acquisition of minority interest, net of tax	--	--	--	341	--	341
Cumulative effect of a change in accounting principle	--	--	--	846	--	846
Net earnings (loss)	$ 27,110	189	29,061	21,359	(50,609)	27,110

Condensed Consolidating Statement of Earnings
For the Year Ended December 31, 2001

($ in thousands)

	Jones Lang LaSalle Incorporated (Parent and Guarantor)	Jones Lang LaSalle Finance B.V.	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminations	Consolidated Jones Lang LaSalle Incorporated
Revenue	$ --	--	449,379	456,070	--	905,449
Equity earnings (loss) from subsidiaries	(3,045)	--	9,768	263	(6,986)	--
Total revenue	(3,045)	--	459,147	456,333	(6,986)	905,449
Operating expenses before non-recurring and restructuring charges	17,884	32	393,425	403,917	--	815,258
Non-recurring and restructuring charges	569	--	46,664	29,999	--	77,232
Operating income (loss)	(21,498)	(32)	19,058	22,417	(6,986)	12,959
Interest expense, net of interest income	(4,344)	(756)	15,369	9,887	--	20,156
Earnings (loss) before provision (benefit) for income taxes and minority interest	(17,154)	724	3,689	12,530	(6,986)	(7,197)
Net provision (benefit) for income taxes	(1,743)	461	6,734	2,534	--	7,986
Minority interests in earnings of subsidiaries	--	--	--	228	--	228
Net earnings (loss)	$ (15,411)	263	(3,045)	9,768	(6,986)	(15,411)

Condensed Consolidating Statement of Cash Flows
For the Twelve Months Ended December 31, 2003
($ in thousands)

	Jones Lang LaSalle Incorporated (Parent and Guarantor)	Jones Lang LaSalle Finance B.V.	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Consolidated Jones Lang LaSalle Incorporated
Cash flows provided by operating activities	$ (10,996)	747	42,593	77,701	110,045
Cash flows provided by (used in) investing activities:					
Net capital additions-property and equipment	(209)	--	(10,629)	(7,759)	(18,597)
Other acquisitions and investments, net of cash acquired and transaction costs	--	--	(1,100)	--	(1,100)
Subsidiary activity	42,701	25,623	(21,070)	(47,254)	--
Investments in real estate ventures	--	--	(207)	4,622	4,415
Net cash provided by (used in) investing activities	42,492	25,623	(33,006)	(50,391)	(15,282)
Cash flows provided by (used in) financing activities:					
Net borrowings under credit facility	(1,062)	(26,282)	(4,210)	(7,856)	(39,410)
Shares repurchased	(3,288)	--	--	(8,187)	(11,475)
Common stock issued under stock option plan and stock purchase programs	5,573	--	--	--	5,573
Net cash provided by (used in) financing activities	1,223	(26,282)	(4,210)	(16,043)	(45,312)
Net increase (decrease) in cash and cash equivalents	32,719	88	5,377	11,267	49,451
Cash and cash equivalents, beginning of period	8,657	65	(3,849)	8,781	13,654
Cash and cash equivalents, end of period	$ 41,376	153	1,528	20,048	63,105

Condensed Consolidating Statement of Cash Flows
For the Twelve Months Ended December 31, 2002
($ in thousands)

	Jones Lang LaSalle Incorporated (Parent and Guarantor)	Jones Lang LaSalle Finance B.V.	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Consolidated Jones Lang LaSalle Incorporated
Cash flows provided by operating activities	$ 6,913	26,867	23,478	11,111	68,369
Cash flows provided by (used in) investing activities:					
Net capital additions-property and equipment	(1,923)	--	(6,891)	(7,976)	(16,790)
Other acquisitions and investments, net of cash acquired and transaction costs	--	--	(287)	--	(287)
Subsidiary activity	509	6,718	(3,627)	(3,600)	--
Investments in real estate ventures	--	--	(8,742)	(521)	(9,263)
Net cash provided by (used in) investing activities	(1,414)	6,718	(19,547)	(12,097)	(26,340)
Cash flows provided by (used in) financing activities:					
Net borrowings under credit facility	(60)	(33,572)	(4,937)	4,331	(34,238)
Shares repurchased	(4,052)	--	--	(4,659)	(8,711)
Common stock issued under stock option plan and stock purchase programs	4,128	--	--	--	4,128
Net cash provided by (used in) financing activities	16	(33,572)	(4,937)	(328)	(38,821)
Net increase (decrease) in cash and cash equivalents	5,515	13	(1,006)	(1,314)	3,208
Cash and cash equivalents, beginning of period	3,142	52	(2,843)	10,095	10,446
Cash and cash equivalents, end of period	$ 8,657	65	(3,849)	8,781	13,654

Condensed Consolidating Statement of Cash Flows
For the Twelve Months Ended December 31, 2001
($ in thousands)

	Jones Lang LaSalle Incorporated (Parent and Guarantor)	Jones Lang LaSalle Finance B.V.	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Consolidated Jones Lang LaSalle Incorporated
Cash flows provided by operating activities	$ (10,653)	34	37,061	27,661	54,103
Cash flows provided by (used in) investing activities:					
Net capital additions-property and equipment	(2,346)	--	(16,309)	(17,137)	(35,792)
Other acquisitions and investments, net of cash acquired and transaction costs	--	--	(5,129)	(284)	(5,413)
Subsidiary activity	23,139	25,576	(7,039)	(41,676)	--
Investments in real estate ventures	--	--	(11,723)	20,379	8,656
Net cash provided by (used in) investing activities	20,793	25,576	(40,200)	(38,718)	(32,549)
Cash flows provided by (used in) financing activities:					
Net borrowings under credit facility	(1,824)	(25,710)	3,961	2,485	(21,088)
Shares repurchased	(11,060)	--	--	--	(11,060)
Common stock issued under stock option plan and stock purchase programs	2,197	--	--	--	2,197
Net cash provided by (used in) financing activities	(10,687)	(25,710)	3,961	2,485	(29,951)
Net increase (decrease) in cash and cash equivalents	(547)	(100)	822	(8,572)	(8,397)
Cash and cash equivalents, beginning of period	3,689	152	(3,665)	18,667	18,843
Cash and cash equivalents, end of period	$ 3,142	52	(2,843)	10,095	10,446

Quarterly Results of Operations (Unaudited)

The following table sets forth certain unaudited consolidated statements of earnings data for each of our last eight quarters. In our opinion, this information has been presented on the same basis as the audited consolidated financial statements appearing elsewhere in this report, and includes all adjustments, consisting only of normal recurring adjustments and accruals, that we consider necessary for a fair presentation. The unaudited consolidated quarterly information should be read in conjunction with our Consolidated Financial Statements and the notes thereto as well as the "Summary of Critical Accounting Policies and Estimates" section within "Management's Discussion and Analysis of Financial Condition and Results of Operations." The operating results for any quarter are not necessarily indicative of the results for any future period.

We would note the following points regarding how we prepare and present our financial statements on a periodic basis.

Periodic Accounting for Incentive Compensation - An important part of our overall compensation package is incentive compensation, which is typically paid out to employees in the first quarter of the year after it is earned. In our interim financial statements we accrue for incentive compensation based on the percentage of revenue and compensation costs recorded to date relative to forecasted revenue and compensation costs for the full year as substantially all incentive compensation pools are based upon revenues and profits. The impact of this incentive compensation accrual methodology is that we accrue very little incentive compensation in the first six months of the year, with the majority of our incentive compensation accrued in the second half of the year, particularly in the fourth quarter. We adjust the incentive compensation accrual in those unusual cases where earned incentive compensation has been paid to employees. In addition, we exclude from the standard accrual methodology incentive compensation pools that are not subject to the normal performance criteria. These pools are accrued for on a straight-line basis. As discussed in Note 13 to Notes to Consolidated Financial Statements, certain senior employees receive a portion of their incentive compensation in the form of restricted stock units of our common stock. We recognize this compensation over the vesting period of these restricted stock units, which has the effect of deferring a portion of current year incentive compensation to later years. Previously we accounted for the current year impact of this program in the fourth quarter (namely, the enhancement, the deferral and the related amortization) because of the uncertainty around the terms and conditions of the stock ownership program and because the majority of our incentive compensation is accrued in the fourth quarter. Due to the maturity of the program and the commitment to its terms and conditions by the Company and the Compensation Committee of the Board of Directors, we began accounting for the earned portion of this compensation program on a quarterly basis, starting in the third quarter of 2003. We recognize the benefit of the stock ownership program in a manner consistent with the accrual of the underlying incentive compensation expense. As such, we recorded a credit of $2.1 million to the income statement in the third quarter, reflecting the earned portion of the stock ownership program for the first nine months of 2003.

Common Share Purchase Rights

In connection with a previous investment in an unconsolidated real estate venture, we were granted certain residual "Common Share Purchase Rights" that give us the ability to purchase shares in a publicly traded real estate investment trust at a fixed price. These rights, which extend through April of 2008, are a non-hedging derivative instrument and should have been recorded at fair value as part of the adoption of SFAS 133 effective January 1, 2001, with subsequent changes in fair value reflected in equity earnings. The initial accounting for these common share purchase rights through June 30, 2003 was not in accordance with the rules of SFAS 133 due to an inadvertent error as a result of the complexity of this unique derivative. We determine fair value through the use of the Black Scholes option pricing model. The fair value of these rights at January 1, 2001 was $954,000 and the fair value has ranged from $200,000 to $1.4 million in the periods since that time due to stock market fluctuation. At December 31, 2003, the fair value of these rights was $1.4 million which we included in the investments in unconsolidated real estate ventures on the Consolidated Balance Sheet. We recorded a pre-tax gain of $1.3 million in equity earnings in the third quarter of 2003, of which approximately $800,000 represented the impact of correcting this error. We do not believe that the correction of this error is material to the 2001, 2002 or 2003 consolidated financial statements or in any quarter of these years. Additionally, we do not believe that the correction of this error is material to consolidated earnings trends. We do not own any other instruments of this nature.

Income Taxes - We provide for the effects of income taxes on interim financial statements based on our estimate of the effective tax rate for the full year. We assess our effective tax rate on a quarterly basis and reflect the benefit from tax planning actions when we believe it is probable they will be successful, which usually requires that certain actions have been initiated. We account for the cumulative catch-up impact of any change in estimated effective tax rate in the quarter that a change is made.

The effective tax rate we applied to recurring operations for 2003 and 2002 was as follows:

	2003	2002
Three months ended March 31,	34%	40%
Six months ended June 30,	34%	40%
Nine months ended September 30,	32%	36%
Twelve months ended December 31,	28%	34%

Seasonality - Historically, our revenue, operating income and net earnings in the first three calendar quarters are substantially lower than in the fourth quarter. Other than for the Investment Management segment, this seasonality is due to a calendar-year-end focus on the completion of real estate transactions, which is consistent with the real estate industry generally. Our Investment Management segment earns performance fees on clients' returns on their real estate investments. Such performance fees are generally earned when assets are sold, the timing of which is geared towards the benefit of our clients. Non-variable operating expenses, which are treated as expenses when they are incurred during the year, are relatively constant on a quarterly basis.

Jones Lang LaSalle Incorporated
Quarterly Information
(unaudited)

	2003				
($ in thousands, except share data)	March 31	June 30	Sept. 30	Dec. 31	Year
Revenue:					
Investor & Occupier Services:					
Americas	$ 59,524	66,701	68,293	119,000	313,518
Europe	71,302	82,012	81,884	115,934	351,132
Asia Pacific	32,563	41,242	42,131	56,718	172,654
Investment Management	24,592	23,872	25,860	38,977	113,301
Less: intersegment revenue	(69)	(270)	(93)	(328)	(760)
Total revenue	187,912	213,557	218,075	330,301	949,845
Operating expenses:					
Investor & Occupier Services:					
Americas	61,075	64,005	60,459	90,136	275,675
Europe	72,746	79,606	79,324	106,438	338,114
Asia Pacific	37,801	40,873	42,603	54,118	175,395
Investment Management	23,200	22,456	21,241	27,977	94,874
Less: intersegment expenses	(69)	(270)	(93)	(328)	(760)
Non-recurring and restructuring charges	56	4,097	(1,451)	1,659	4,361
Total operating expenses	194,809	210,767	202,083	280,000	887,659
Operating income (loss)	$ (6,897)	2,790	15,992	50,301	62,186
Net earnings (loss)	$ (7,247)	(1,415)	7,411	37,316	36,065
Basic earnings (loss) per common share	$ (0.24)	(0.05)	0.24	1.20	1.17
Diluted earnings (loss) per common share	$ (0.24)	(0.05)	0.23	1.14	1.12

($ in thousands, except share data)			2002		
	March 31	June 30	Sept. 30	Dec. 31	Year
Revenue:					
Investor & Occupier Services:					
Americas	$ 55,828	61,439	71,299	102,338	290,904
Europe	64,737	79,591	74,702	98,740	317,770
Asia Pacific	30,310	36,885	35,695	42,474	145,364
Investment Management	19,158	22,013	35,005	32,833	109,009
Less: intersegment revenue	(117)	(85)	(173)	(101)	(476)
Total revenue	169,916	199,843	216,528	276,284	862,571
Operating expenses:					
Investor & Occupier Services:					
Americas	57,944	57,885	65,005	78,068	258,902
Europe	64,459	73,886	73,839	87,831	300,015
Asia Pacific	33,336	35,592	35,637	41,030	145,595
Investment Management	18,306	19,363	23,940	27,360	88,969
Less: intersegment expenses	(117)	(85)	(173)	(101)	(476)
Non-recurring and restructuring charges	100	951	472	13,348	14,871
Total operating expenses	174,028	187,592	198,720	247,536	807,876
Operating income (loss)	$ (4,112)	12,251	17,808	28,748	54,695
Net earnings (loss)	$ (4,035)	3,506	10,169	17,470	27,110
Basic earnings (loss) per common share before extraordinary item and cumulative effect of change in accounting principle	$ (0.16)	0.12	0.33	0.56	0.85
Extraordinary gain on the acquisition of minority interest, net of tax	$ --	--	--	0.01	0.01
Cumulative effect of change in accounting principal	$ 0.03	--	--	--	0.03
Basic earnings (loss) per common share	$ (0.13)	0.12	0.33	0.57	0.89
Diluted earnings (loss) per common share before extraordinary item and cumulative effect of change in accounting principle	$ (0.16)	0.11	0.32	0.54	0.81
Extraordinary gain on the acquisition of minority interest, net of tax	$ --	--	--	0.01	0.01
Cumulative effect of change in accounting principal	$ 0.03	--	--	--	0.03
Diluted earnings (loss) per common share	$ (0.13)	0.11	0.32	0.55	0.85

Jones Lang LaSalle Incorporated

SCHEDULE II - VALUATION AND QUALIFYING ACCOUNTS

($ in thousands)

Description	Balance at Beginning of Period	Costs and Expenses	Deductions (A)	Balance at End of Period
2003				
Accounts Receivable Reserves	$ 4,992	1,579	1,781	$ 4,790
2002				
Accounts Receivable Reserves (B)	$ 5,887	262	1,157	$ 4,992
2001				
Accounts Receivable Reserves	$ 8,843	8,257	11,213	$ 5,887

(A) Includes primarily write-offs of uncollectible accounts.

(B) Costs and expenses for 2002 are net of the $2.0 million reversal of bad debt reserves relating to Diverse.

Item 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure

None.

Item 9A. Controls and Procedures

Jones Lang LaSalle carried out an evaluation, under the supervision and with the participation of the Company's management, including the Chief Executive Officer and Chief Financial Officer, of the effectiveness of the design and operation of our disclosure controls and procedures pursuant to Rule 13a-15 under the Exchange Act of 1934 as of the end of the year. Based upon that evaluation, the Chief Executive Officer and Chief Financial Officer concluded that the Company's disclosure controls and procedures are effective in timely alerting them to material information required to be included in the our periodic SEC filings relating to Jones Lang LaSalle (including its consolidated subsidiaries).

There was no change in internal control over financial reporting that occurred in the fourth quarter of 2003 that has materially affected or is reasonably likely to materially affect Jones Lang LaSalle's internal controls over financial reporting.

Part III

Item 10. Directors and Executive Officers of the Registrant

The information required by this item is incorporated by reference to the material in Jones Lang LaSalle's Proxy Statement for the 2004 Annual Meeting of Shareholders (the "Proxy Statement") under the captions "Election of Directors," "Management" and "Section 16(a) Beneficial Ownership Reporting Compliance" and in Item 1 of this Annual Report on Form 10-K.

Item 11. Executive Compensation

The information required by this item is incorporated by reference to the material in the Proxy Statement under the caption "Executive Compensation."

Item 12. Security Ownership of Certain Beneficial Owners and Management

The information required by this item is incorporated by reference to the material in the Proxy Statement under the caption "Security Ownership."

The following table provides information as of December 31, 2003 with respect to Jones Lang LaSalle's common shares issuable under our equity compensation plans (in thousands, except exercise price):

Plan Category	Number of Securities to be Issued Upon Exercise of Outstanding Options, Warrants and Rights (A)	Weighted-Average Exercise Price of Outstanding Options, and Rights (B)	Number of Securities Remaining Available for Future Issuance Under Equity Compensation Plans (Excluding Securities Reflected in Column (A)) (C)
Equity compensation plans approved by security holders			
SAIP [1]	5,481	$ 19.50	1,515
ESPP [2]	--	--	50
Subtotal	5,481		1,565
Equity compensation plans not approved by security holders			
SAYE [3]	220	$ 13.63	280
Subtotal	220		280
Total	5,701		1,845

Notes:

(1) In 1997, we adopted the 1997 Stock Award and Incentive Plan ("SAIP") that provides for the granting of options to purchase a specified number shares of common stock and other stock awards to eligible participants of Jones Lang LaSalle.

(2) In 1998, we adopted an Employee Stock Purchase Plan ("ESPP") for eligible U.S. based employees. Under this plan, employee contributions for stock purchases will be enhanced through an additional contribution of 15%.

(3) In November of 2001, we established the Jones Lang LaSalle Savings Related Share Option (UK) Plan ("SAYE") for employees of our UK based operations. Under the SAYE plan, employees have a one-time opportunity to enter into a tax efficient savings plan linked to the option to purchase stock. The Company enhances employee contributions by 15%.

Item 13. Certain Relationships and Related Transactions

The information required by this item is incorporated by reference to the material appearing in the Proxy Statement under the caption "Certain Relationships and Related Transactions."

Item 14. Principal Accounting Fees and Services

The information required by this item is incorporated by reference to the material appearing in the Proxy Statement under the caption Independent Auditors, Audit and Non-Audit Fees.

Part IV

Item 15. Exhibits, Financial Statement Schedules and Reports on Form 8-K

(a) The following documents are filed as part of this report:

1. Financial Statements

See Index to Consolidated Financial Statements in Item 8 of this report.

2. Financial Statement Schedule:

See Index to Consolidated Financial Statements in Item 8 of this report.

3. Exhibits

A list of exhibits is set forth in the Exhibit Index which immediately precedes the exhibits and is incorporated by reference herein.

(b) Reports on Form 8-K:

On January 8, 2004, Jones Lang LaSalle filed a Report on Form 8-K incorporating a press release announcing that the Board of Directors accepted the resignation of Christopher A. Peacock as President and Chief Executive Officer.

On February 5, 2004, Jones Lang LaSalle filed a Report on Form 8-K incorporating a press release announcing earnings for the quarter and year ended December 31, 2003.

On February 10, 2004, Jones Lang LaSalle filed a Report on Form 8-K incorporating the February 2004 Investor Relations Presentation.

On February 19, 2004, Jones Lang LaSalle filed a Report on Form 8-K incorporating the February 2004 Investor Relations Presentation.

On February 27, 2004, Jones Lang LaSalle filed a Report on Form 8-K incorporating a press release announcing a share repurchase program approved by its Board of Directors.

Cautionary Statement Regarding Forward-looking Statements

Certain statements in this filing and elsewhere (such as in reports, other filings with the Securities and Exchange Commission, press releases, presentations and communications by Jones Lang LaSalle or its management and written and oral statements) may constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause Jones Lang LaSalle's actual results, performance, achievements, plans and objectives to be materially different from any future results, performance, achievements, plans and objectives expressed or implied by such forward-looking statements. Such factors are discussed in (i) this Report in Item 1. Business, Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, Item 7A. Quantitative and Qualitative Disclosures About Market Risk, and elsewhere and (ii) in other reports filed with the Securities and Exchange Commission. Jones Lang LaSalle expressly disclaims any obligation or undertaking to update or revise any forward-looking statements to reflect any changes in events or circumstances or in its expectations or results.

Power of Attorney

KNOW ALL MEN BY THESE PRESENTS, that each of Jones Lang LaSalle Incorporated, a Maryland corporation, and the undersigned Directors and officers of Jones Lang LaSalle Incorporated, hereby constitutes and appoints Stuart L. Scott, Lauralee E. Martin and Nicholas J. Willmott its, his or her true and lawful attorneys-in-fact and agents, for it, him or her and in its, his or her name, place and stead, in any and all capacities, with full power to act alone, to sign any and all amendments to this report, and to file each such amendment to this report, with all exhibits thereto, and any and all documents in connection therewith, with the Securities and Exchange Commission, hereby granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform any and all acts and things requisite and necessary to be done in and about the premises, as fully to all intents and purposes as it, he or she might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or any of them, may lawfully do or cause to be done by virtue hereof.

Signatures

Pursuant to the requirements of Section 13 or 15 (d) of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Chicago, State of Illinois, on the 12th day of March, 2004.

JONES LANG LASALLE INCORPORATED

By: /s/ Lauralee E. Martin
Lauralee E. Martin
Executive Vice President and
Chief Financial Officer
(Authorized Officer and
Principal Financial Officer)

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the Registrant and in the capacities indicated on the 12th, day of March, 2004.

Signature	Title
/s/ Stuart L. Scott **Stuart L. Scott**	Chief Executive Officer, President and Chairman of the Board of Directors and Director (Principal Executive Officer)
/s/ Lauralee E. Martin **Lauralee E. Martin**	Executive Vice President and Chief Financial Officer (Principal Financial Officer)
/s/ Henri-Claude de Bettignies **Henri-Claude de Bettignies**	Director
/s/ Darryl Hartley-Leonard **Darryl Hartley-Leonard**	Director
/s/ Sir Derek Higgs **Sir Derek Higgs**	Director
/s/ Sheila A. Penrose **Sheila A. Penrose**	Director
/s/ Peter C. Roberts **Peter C. Roberts**	Executive Vice President and Chief Executive Officer, Jones Lang LaSalle Americas, and Director
/s/ Jackson P. Tai **Jackson P. Tai**	Director
/s/ Thomas C. Theobald **Thomas C. Theobald**	Director
/s/ Nicholas J. Willmott **Nicholas J. Willmott**	Executive Vice President and Global Controller (Principal Accounting Officer)

Exhibit Index

Exhibit Number	Description
3.1	Charter of Jones Lang LaSalle Incorporated (Incorporated by reference to Exhibit 3.1 to the Company's Registration Statement on Form S-4 (File No. 333-48074-01))
3.2	Amended and Restated Bylaws of the Registrant (Incorporated by reference to Exhibit 3(u) to the Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2002)
3.3	Articles of Association of Jones Lang LaSalle Finance B.V. (English Translation of Dutch Original) (Incorporated by reference to the Company's Registration Statement on Form S-4 (File No. 333-48074-01))
3.4	Charter of Jones Lang LaSalle Americas, Inc. (Incorporated by reference to Exhibit 3.4 to the Company's Registration Statement on Form S-4 (File No. 333-48074-01))
3.5	Bylaws of Jones Lang LaSalle Americas, Inc. (Incorporated by reference to Exhibit 3.5 to the Company's Registration Statement on Form S-4 (File No. 333-48074-01))
3.6	Charter of LaSalle Investment Management, Inc. (Incorporated by reference to Exhibit 3.6 to the Company's Registration Statement on Form S-4 (File No. 333-48074-01))
3.7	Bylaws of LaSalle Investment Management, Inc. (Incorporated by reference to Exhibit 3.7 to the Company's Registration Statement on Form S-4 (File No. 333-48074-01))
3.8	Certificate of Incorporation of Jones Lang LaSalle International, Inc. (Incorporated by reference to Exhibit 3.8 to the Company's Registration Statement on Form S-4 (File No. 333-48074-01))
3.9	Bylaws of Jones Lang LaSalle International, Inc. (Incorporated by reference to Exhibit 3.9 to the Company's Registration Statement on Form S-4 (File No. 333-48074-01))
3.10	Charter of Jones Lang LaSalle Co-Investment, Inc. (Incorporated by reference to Exhibit 3.10 to the Company's Registration Statement on Form S-4 (File No. 333-48074-01))
3.11	Bylaws of Jones Lang LaSalle Co--Investment, Inc. (Incorporated by reference to Exhibit 3.11 to the Company's Registration Statement on Form S-4 (File No. 333-48074-01))
3.12	Articles of Incorporation of LaSalle Hotel Advisors, Inc. (Incorporated by reference to Exhibit 3.12 to the Company's Registration Statement on Form S-4 (File No. 333-48074-01))
3.13	Bylaws of LaSalle Hotel Advisors, Inc. (Incorporated by reference to Exhibit 3.13 to the Company's Registration Statement on Form S-4 (File No. 333-48074-01))
3.14	Memorandum of Association of Jones Lang LaSalle Limited (Incorporated by reference to Exhibit 3.14 to the Company's Registration Statement on Form S-4 (File No. 333-48074-01))
3.15	Articles of Association of Jones Lang LaSalle Limited (Incorporated by reference to Exhibit 3.15 to the Company's Registration Statement on Form S-4 (File No. 333-48074-01))
4.1	Form of certificate representing shares of Jones Lang LaSalle Incorporated common stock (Incorporated by reference to Exhibit 4.1 to the Quarterly Report on Form 10-Q for the quarter ended March 31, 2001)

Exhibit Number	Description
4.2	Indenture, dated July 26, 2000, among Jones Lang LaSalle Finance B.V., Jones Lang LaSalle Incorporated, as parent Guarantor, Jones Lang LaSalle Americas, Inc., LaSalle Investment Management, Inc., Jones Lang LaSalle International, Inc., Jones Lang LaSalle Co-Investment, Inc., LaSalle Hotel Advisors, Inc. and Jones Lang LaSalle Limited, as Guarantors, and The Bank of New York, as trustee (Incorporated by reference to Exhibit 4.1 to the Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2000)
4.3	Form of Note (included in Exhibit 4.2)
4.4	Registration Rights Agreement, dated July 19, 2000, among Jones Lang LaSalle Finance B.V., Jones Lang LaSalle Incorporated, Jones Lang LaSalle Americas, Inc., LaSalle Investment Management, Inc., Jones Lang LaSalle International, Inc., Jones Lang LaSalle Co-Investment, Inc., LaSalle Hotel Advisors, Inc., Jones Lang LaSalle Limited, Morgan Stanley & Co. International Limited, Bank of America International Limited, BMO Nesbitt Burns Corp., and Chase Manhattan International Limited (Incorporated by reference to Exhibit 4.1 to the Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2000)
10.1	Multicurrency Credit Agreement, dated as of June 26, 2003 (Incorporated by reference to Exhibit 10.1 to the Quarterly Report on Form 10-Q for the quarter ended June 30, 2003)
10.2	Asset Purchase Agreement, dated as of December 31, 1996, by and among LaSalle Construction Limited Partnership, LaSalle Partners Limited Partnership, Clune Construction Company, L.P. and Michael T. Clune (Incorporated by reference to Exhibit 10.10 to the Company's Registration Statement No. 333-25741)
10.3	Amended and Restated Stock Award and Incentive Plan (Incorporated by reference to Exhibit 10.4 to the Annual Report on Form 10-K for the year ended December 31, 2002)
10.4	Employee Stock Purchase Plan (Incorporated by reference to Exhibit 99.1 to the Company's Registration Statement No. 333 42193)
10.5	First Amendment to the Employee Stock Purchase Plan (Incorporated by reference to Exhibit 10.2 to the Quarterly Report on Form 10-Q for the quarter ended June 30, 1998)
10.6	Second Amendment to the Employee Stock Purchase Plan (Incorporated by reference to Exhibit 10.3 to the Quarterly Report on Form 10-Q for the quarter ended September 30, 1998)
10.7	Third Amendment to the Employee Stock Purchase Plan (Incorporated by reference to Exhibit 10.2 to the Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2000)
10.8	Description of Management Incentive Plan (Incorporated by reference to Exhibit 10.8 to the Annual Report on Form 10-K for the year ended December 31, 1997)
10.9	Registration Rights Agreement, dated as of April 22, 1997, by and among the Registrant, DEL-LPL Limited Partnership, DEL LPAML Limited Partnership, DSA-LSPL, Inc., DSA-LSAM, Inc. and Galbreath Holdings, LLC (Incorporated by reference to Exhibit 10.14 to the Company's Registration Statement No. 333-25741)
10.10	Form of Indemnification Agreement with Executive Officers and Directors (Incorporated by Reference to Exhibit 10.14 to the Annual Report on Form 10-K for the year ended December 31, 1998)
10.11	Severance Pay Plan (Incorporated by reference to Exhibit 10.20 to the Annual Report on Form 10-K for the year ended December 31, 2001)
10.12	Senior Executive Services Agreement with Christopher A. Peacock (Incorporated by reference to Exhibit 10.16 to the Annual report on Form 10-K for the fiscal year ended December 31, 1999)

Exhibit Number	Description
10.13	Senior Executive Service Agreement with Robert Orr (Incorporated by reference to Exhibit 10.17 to the Annual Report on Form 10-K for the fiscal year ended December 31, 1999)
10.14	Jones Lang LaSalle Savings Related Share Option (UK) Plan adopted October 24, 2001 (Incorporated by reference to Exhibit 10.25 to the Annual Report on Form 10-K for the year ended December 31, 2001)
10.15	Jones Lang LaSalle Incorporated Co-Investment Long Term Incentive Plan (Incorporated by reference to Exhibit 10.16 to the Annual Report on Form 10-K for the year ended December 31, 2002)
10.16	LaSalle Investment Management Long Term Incentive Plan (Incorporated by reference to Exhibit 10.2 to the Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2002)
10.17	Jones Lang LaSalle Incorporated Deferred Compensation Plan effective January 1, 2004 (Incorporated by reference to Exhibit 4.1 to the Registration Statement on Form S-8 (File No. 333-110366))
12.1	Computation of Ratio of Earnings to Fixed Charges
21.1	List of Subsidiaries
23.1	Independent Auditors' Consent
24.1	Power of Attorney (Set forth on page preceding signature page of this report)
31.1	Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
31.2	Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
32.1	Certification of Chief Executive Officer and Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

Our International Directors, joined by more than 17,000 colleagues around the world, pursue our vision to be the real estate expert and strategic advisor of choice for leading owners, occupiers and investors.

International Directors (March, 2004)

Arthur Adler
Pedro Azcue
Peter Barge
William Beak
Tom Beneville
Pierre Bondele
Robert Bonwell
David Bowden
Chris Brown
Peter Bulgarelli
Herman Bulls
Todd Burns
Robert Calnan
Joost Captijn
Jack Chandler
Robin Coady
Stephen Conroy
Melissa Copley
Anthony Couse
Graham Coutts
Roualeyn Cumming-Bruce
Arthur de Haast
Frank Doyle
Benoit du Passage
Tony Edgley
Bryan Ellinthorpe
Amy Erixon
Andres Escarpenter
Bruce Ficke
Robert Flippin
John Forrest
Nigel Fox
Kin Keung Fung
David Gibson
Jacques Gordon
Andrew Gould
Tom Griffin
Brian Hake
Yoichiro Hamaoka
Douglas Henry
Stuart Hicks
Guy Hollis
Tony Horrell
Alastair Hughes
Andrew Hynard
Andy Irvine
Jeff Jacobson
James Jasionowski
Celia Jennings
Richard Johnson
Richard Jones
Wade Judge
Anne Kavanagh
Molly Kelly
David Kollmorgen
Stan Kraska
Bill Krouch
Robert La Fors
William Legge
Jeremy Lester
Tod Lickerman
Iain Mackenzie
Ian Mackie
Richard Main
Greg Maloney
Simon Marrison
Jordi Martin
Lauralee Martin
Richard McBlaine
John Minks
Bill Monk
Debra Moritz
Andy Mottram
John Mulcahy
Norbert Müller
Vivian Mumaw
Julian Nairn
Ed Noha
Mark Ohringer
Robert Orr
Keith Pauley
John Phillips
Jan Pope
Vincent Querton
Nazneen Razi
Peter Riguardi
Peter Roberts
Stuart Roberts
Alan Robertson
Simon Rooney
Mark Rose
Brian Ross
Kenneth Rudy
Bruce Rutherford
Peter Schaff
Steve Schlegel
Thomas Schmengler
Stuart Scott
David Seddon
Doug Sharp
Ken Siegel
John Stephen
John Talbot
Mary Taylor
Bill Thummel
Lynn Thurber
Joseph Tsang
Paul Uber
Robert van Duyl
John Wallerius
Christopher Wasko
Earl Webb
Tom Wilkinson
Nick Willmott
Dan Wolody
James Wong
Kim Woodrow

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LASALLE®

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